Registration No. 333 -56222
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                               Amendment No. 1 to
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                               ------------------

                               Fresh Brands, Inc.
             (Exact name of registrant as specified in its charter)

            Wisconsin                       5411                 39-2019963
  (State or other jurisdiction       (Primary Standard        (I.R.S. Employer
of incorporation or organization)        Industrial          Identification No.)
                                    (classification code
                                          number)

                                2215 Union Avenue
                           Sheboygan, Wisconsin 53081
                                 (920) 457-4433
    (Name, address, including zip code, and telephone number, including area code, of agent for service)


                                 Elwood F. Winn
                      President and Chief Executive Officer
                                2215 Union Avenue
                               Sheboygan, WI 53081
                                 (920) 457-4433
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         Copy of all correspondence to:

                              Steven R. Barth, Esq.
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                               Milwaukee, WI 53202

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|


         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

[GRAPHIC OMITTED]             SCHULTZ SAV-O STORES, INC.
                                  2215 Union Avenue
                              Sheboygan, Wisconsin 53081

Dear Fellow Shareholder:

     As you know, we believe that there are many acquisition opportunities in and around our marketplace. As a result, we recently began a much more active pursuit of growth and expansion initiatives. Indeed, over the past several months, we have pursued several acquisition candidates, including the one summarized briefly in the "Recent Developments" section below. Some of the acquisitions we have pursued represent opportunities to add more corporate and franchise stores to our Piggly Wiggly(R) "virtual chain." Other acquisition candidates, however, have built sufficient value in their name recognition and corporate cultures that, after an acquisition, the stores would continue to be operated under names other than Piggly Wiggly.(R)

     Unfortunately, our existing corporate structure requires all acquired stores to be operated by our company or by a separate company that is our subsidiary. If, on the other hand, our corporate structure included a holding company, acquired stores could be operated through corporations that are more independent from our company. We believe that the operation of stores through such independent corporate structures will make it easier for acquired stores to retain their valuable pre-existing corporate cultures and name recognition. The advantages of a holding company structure are explained in greater detail below in the section entitled "Approval of Agreement and Plan of Share Exchange - Reasons for Plan of Share Exchange." As a result of these advantages, we have come to the conclusion that the increased flexibility allowed by the creation of a holding company would help us preserve the value of acquired stores that will operate under names other than Piggly Wiggly.(R)

     To create a holding company, we have proposed a "plan of share exchange." This plan of share exchange will reorganize our corporate structure by creating a holding company, Fresh Brands, Inc. Fresh Brands will own, as separate subsidiaries, the company and any other companies that we acquire. The proposed reorganization is similar to ones undertaken by other companies in the food wholesale and retail supermarket industry in the past few years.

     We cannot complete the plan of share exchange without the approval of our shareholders. If the plan of share exchange is approved, an exchange will occur under which you will automatically receive one share of Fresh Brands common stock, par value $0.05, for every share of our common stock that you owned immediately prior to the exchange. There is no established market for the Fresh Brands common stock, but we expect to have it listed on the Nasdaq National Market under the symbol "FRSH." See "Approval of Agreement and Share Exchange - Listing of Fresh Brands Common Stock" in this proxy statement/prospectus for more information.

     I urge you to support each of our proposals which are summarized more fully in this proxy statement and prospectus, which we encourage you to read carefully. We look forward to beginning this new chapter in our rich history and value your continued support.

                                           Sincerely,

                                           SCHULTZ SAV-O STORES, INC.


                                           Elwood F. Winn
                                           President and Chief Executive Officer

   For information on the risks involved in adopting the plan of share exchange, see "Risk Factors," beginning on page 9.

--------------------------------------------------------------------------------
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Fresh Brands common stock to be issued pursuant to the plan of share exchange or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

 Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the securities and exchange commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.

             This proxy statement/prospectus is dated April 6, 2001.

[GRAPHIC OMITTED]           SCHULTZ SAV-O STORES, INC.
                                2215 Union Avenue
                           Sheboygan, Wisconsin 53081

                  NOTICE OF 2001 ANNUAL MEETING OF SHAREHOLDERS
                            TO BE HELD ON MAY 9, 2001

Dear Fellow Shareholder:

     We invite you to attend our 2001 annual meeting of shareholders on May 9, 2001 at 3:00 P.M. at the John Michael Kohler Arts Center, located at 608 New York Avenue, Sheboygan, Wisconsin. As we describe in our accompanying proxy statement, if you held shares of our common stock on March 20, 2001, you will be entitled to vote at the annual meeting on the following matters:

     1)   election of three directors;

     2) adoption of the "agreement and plan of share exchange" with Fresh Brands, our newly-created, wholly-owned subsidiary. Upon adoption, the plan of share exchange will transform Fresh Brands into our parent company and you will automatically "receive" one share of Fresh Brands common stock for every share of our common stock that you own.

     3) amendment to our 1995 equity incentive plan to increase by 500,000 the number of shares of our stock available for the grant of awards under that plan;

     4)   adoption of a new 2001 nonemployee director stock option plan;

     5) ratification of our board of directors' selection of independent public accountants for 2001; and

     6)   any other business that may properly come before our annual meeting.

     We have enclosed a proxy card and our 2000 annual report along with this proxy statement. Your vote is important, no matter how many shares you own. Even if you plan to attend our annual meeting, please complete, date and sign the proxy card and mail it as soon as you can in the envelope provided. If you attend the annual meeting, you can revoke your proxy and vote your shares in person if you like.

     Thank you for your continued support. We look forward to seeing you at our annual meeting.

                                                Sincerely,
                                                SCHULTZ SAV-O STORES, INC.


                                                Armand C. Go
                                                Vice President, Chief Financial
                                                Officer, Treasurer and Secretary

Sheboygan, Wisconsin
April 6, 2001

                                TABLE OF CONTENTS

                                                                            Page


SUMMARY OF THE USE OF CERTAIN TERMS............................................1

FREQUENTLY ASKED QUESTIONS.....................................................1

Recent Developments............................................................1

RISK FACTORS ASSOCIATED WITH THE PLAN OF SHARE EXCHANGE........................9

Special Note Regarding Forward-Looking Statements..............................9

ELECTION OF DIRECTORS.........................................................10
         The Executive Committee..............................................12
         The Nominating Committee.............................................13
         The Audit Committee..................................................13
         The Compensation Committee...........................................14
         The Stock Option Committee...........................................14
         The Strategic Planning Committee.....................................15
         Stock Ownership of Management and Others.............................15

AUDIT COMMITTEE REPORT........................................................19

EXECUTIVE COMPENSATION........................................................21
         Report on Executive Compensation.....................................21
         Summary Compensation Information.....................................26
         Summary Compensation Table...........................................26
         Stock Options........................................................27
         Director Compensation................................................29
         Severance and Change of Control Arrangements.........................29
         Compensation Committee and Stock Option Committee Interlocks
          and Insider Participation...........................................30

STOCK PERFORMANCE INFORMATION.................................................31

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
  RESULTS OF OPERATIONS.......................................................33
         2000 vs. 1999........................................................33
         1999 vs. 1998........................................................36
         Liquidity and Capital Resources......................................38
         Company Business.....................................................39

APPROVAL OF AGREEMENT AND PLAN OF SHARE EXCHANGE..............................40
         General .............................................................40
         Present Overview.....................................................41
         Wholesale Operations.................................................43
         Retail Operations....................................................45

         Summary of Our Stores................................................47
         Purchasing and Distribution..........................................47
         Competition..........................................................48
         Employees............................................................49
         PW Trucking, Inc.....................................................50
         Fresh Brands, Inc....................................................50
         Quantitative and Qualitative Disclosures About Market Risk...........50
         Reasons for Plan of Share Exchange...................................50
         Termination or Amendment of the Plan of Share Exchange...............51
         Conditions to Plan of Share Exchange.................................51
         Rights of Dissenting Shareholders....................................51
         Stock Incentive Plans................................................51
         Listing of Fresh Brands Common Stock.................................52
         Transfer Agent and Registrar.........................................52
         Price Range of Common Stock..........................................52
         Dividend Policy......................................................52
         Directors and Executive Officers.....................................52
         Description of Schultz Capital Stock.................................53
         Description of Fresh Brands Capital Stock............................53
         Comparison of our Common Stock and Fresh Brands Common Stock.........54
         Possible Anti-Takeover Effect of Certain Fresh Brands Provisions
            and Wisconsin Law.................................................56
         Existing Indebtedness................................................57
         Accounting Treatment.................................................57
         Federal Income Tax Consequences......................................57
         Legal Opinions.......................................................58
         Governmental Regulation and Approval of the Reorganization...........58
         Vote Required........................................................58

PROPOSAL TO AMEND OUR 1995 EQUITY INCENTIVE PLAN..............................58
         Eligibility..........................................................59
         Types of Awards......................................................59
         Terms of Awards......................................................59
         Adjustments..........................................................59
         Limits on Transferability............................................60
         Material Federal Income Tax Consequences Relating to
           Stock Options......................................................60
         Vote Required........................................................60

PROPOSAL TO ADOPT THE 2001 NONEMPLOYEE DIRECTOR STOCK OPTION PLAN.............61
         Eligibility..........................................................61
         Type and Number of Awards............................................61
         Terms of Awards......................................................61
         Adjustments..........................................................61
         Limits on Transferability............................................61
         Material Federal Income Tax Consequences Relating to
           Stock Options......................................................62
         Vote Required........................................................62

RATIFICATION OF INDEPENDENT PUBLIC ACCOUNTANTS................................62
         Our Independent Public Accountants...................................62

MISCELLANEOUS.................................................................62

Index To Financial Statements................................................F-1
Amended and Restated Audit Committee Charter.................................A-1
2001 Nonemployee Director Stock Option Plan..................................B-1
Agreement and Plan of Share Exchange.........................................C-1
Amended and Restated Articles of Incorporation...............................D-1
Bylaws of Fresh Brands, Inc..................................................E-1

                       SUMMARY OF THE USE OF CERTAIN TERMS

     Unless the context indicates otherwise, the terms "company," "Schultz," "we," "us" and similar terms refer to Schultz Sav-O Stores, Inc. and "Fresh Brands" refers to Fresh Brands, Inc. The terms "reorganization" and "share exchange" refer to the share exchange which will occur if the proposed Plan of Share Exchange is adopted.

                           FREQUENTLY ASKED QUESTIONS

Q:     Why did I receive this proxy statement?

       Our board of directors has sent you this proxy statement starting on or about April 10, 2001 to ask for your vote, as a Schultz shareholder, on certain matters to be voted on at our upcoming annual shareholders' meeting.

Q:     What am I voting on?

       You will vote on:

       o      the election of three directors;

       o adoption of the "agreement and plan of share exchange" with Fresh Brands, our newly-created, wholly-owned subsidiary, which will transform Fresh Brands into our parent company and our shareholders into shareholders of Fresh Brands;

       o approval of an amendment to our 1995 equity incentive plan to increase by 500,000 the number of shares of our stock available for the grant of awards under that plan;

       o      adoption of a new 2001 nonemployee director stock option plan; and

       o the ratification of our board's choice of Arthur Andersen LLP as our independent public accountants for 2001.

       Our board of directors is not aware of any other matter that will be presented for your vote at the annual meeting.

Q:     Do I need to attend the annual meeting in order to vote?

       No. You can vote either in person at the annual meeting or by completing and mailing the enclosed proxy card.

Q:     What happens if I sign and return my proxy card but do not mark my vote?

       If you return a signed proxy card without indicating whether you wish to vote for or against the proposals, Walter G. Winding and Elwood F. Winn, as proxies, will vote your shares:

       o      to elect the board's nominees for directors;

       o      to adopt the plan of share exchange with Fresh Brands;

       o to approve the amendment to our 1995 equity incentive plan to increase by 500,000 the number of shares of our stock available for the grant of awards under that plan;

       o      to adopt the proposed 2001 nonemployee director stock option plan;
              and

       o to ratify our board's selection of Arthur Andersen LLP as independent public accountants for 2001.


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

Q:     What is the plan of share exchange?

       The plan of share exchange is the legal document that transforms Fresh Brands from a wholly-owned subsidiary of the company into a holding company that owns all of the outstanding shares of our common stock. As a result of the plan of share exchange, you will automatically "receive" one share of Fresh Brands common stock for every share of our common stock that you own immediately prior to the reorganization. The percentage of Fresh Brands common stock that you will own after the reorganization will be the same percentage of Schultz's common stock that you currently own. A copy of the plan of share exchange is attached as Appendix C to this document. (See the discussion set forth under "Approval of Agreement and Plan of Share Exchange - General" below for more information.)

Q:     Why is the company proposing to adopt the plan of share exchange?

       We believe that it is in the best interests of our shareholders to actively pursue growth and expansion initiatives, including the acquisition of grocery chains and stores that will continue to use names other than the Piggly Wiggly(R) banner that we currently use and retain their unique formats and independent corporate structures. The plan of share exchange will reorganize our corporate structure by creating a holding company that will, in turn, own as separate subsidiaries, our company and any other companies that we acquire that own and or/operate their own retail supermarkets. As noted more fully below, we believe that a holding company structure has distinct advantages when it comes to such acquisitions and is similar to ones undertaken by other companies in the food wholesale and retail supermarket industry in the past few years.

Q.     After the reorganization, who will operate the company's businesses?

       After the acquisition, the company's business will continue to be operated by our current officers.

Q:     Who will manage Fresh Brands after the reorganization?

       Currently, Fresh Brands is managed by Elwood F. Winn, its sole director. Prior to the reorganization, however, the other eight directors of Schultz will be elected to the Fresh Brands board of directors. As a result, the board of directors of Fresh Brands immediately prior to the reorganization will consist of the same directors as our board of directors, including directors elected at our 2001 annual meeting. Fresh Brands' directors will serve terms ending on the date that their terms as the company's directors are scheduled to end. The first election of Fresh Brands directors after the reorganization will be at its annual meeting of shareholders in 2002, at which one class of directors will be elected. Each year thereafter, a class of directors will be elected by the shareholders of Fresh Brands. In addition, we anticipate that Fresh Brands and the company will have some common officers.

Q. How does the plan of share exchange transform Fresh Brands from a subsidiary of the company into a holding company?

       The plan of share exchange provides that each share of our common stock will automatically be exchanged for one share of Fresh Brands common stock. As a result, Fresh Brands will own all of our common stock.



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

Q: Will I have to physically exchange my current stock certificates for new Fresh Brands stock certificates?

       No. The plan of share exchange provides that your stock certificates will automatically represent Fresh Brands common stock instead of our common stock.

Q:     When will the share exchange occur?

       If our shareholders approve the plan of share exchange, the share exchange will become effective when we file articles of share exchange with the Wisconsin Department of Financial Institutions. We intend to implement the share exchange as soon as practicable after we receive shareholder approval.

Q:     Will the value of my shares be affected?

       The value of a company's stock is affected by a number of factors, including market and economic conditions. Therefore, we can make no prediction as to what the value of Fresh Brands common stock will be after the share exchange. The future performance of Fresh Brands common stock will depend, in part, on the results of our operations and any other subsidiaries of Fresh Brands. Schultz is expected to be the largest subsidiary of Fresh Brands immediately after the share exchange, so we believe that the Fresh Brands common stock should initially perform as if it were our common stock. Over time, if other existing subsidiaries expand or new subsidiaries are added by Fresh Brands, the performance of Fresh Brands common stock will increasingly be affected by the results of operations of subsidiaries other than Schultz.

Q:     Will my dividends be affected?

       There is no reason to expect that dividends will be affected by the reorganization. We intend to pay dividends to Fresh Brands in amounts which will be sufficient for it to pay dividends when and as declared to its shareholders. We anticipate that such dividends paid to Fresh Brands will be sufficient to enable Fresh Brands to pay per share cash dividends on its common stock on approximately the same dates and in the same per share amounts that we currently pay dividends. However, we cannot guarantee what the amount of any quarterly dividend on Fresh Brands common stock may be. Nor can we guarantee the payment of any future dividends, since the declaration of such dividends will depend primarily on the ability of Fresh Brands' subsidiaries to pay dividends to Fresh Brands. That ability, in turn, will depend on the future earnings, cash flow and financial condition of those subsidiaries.

Q: Will Fresh Brands have a stock repurchase program similar to the company's Stock Repurchase Program?

       Yes. Fresh Brands will have a stock repurchase program for its common stock that is identical to our Stock Repurchase Program.

Q:     How will my rights as a shareholder be affected?

       Following the share exchange, the former holders of our common stock will automatically become holders of Fresh Brands common stock and their rights as shareholders will be governed by Fresh Brands' articles of incorporation and bylaws, which are attached to this proxy statement as Appendix D and E, respectively. The Fresh Brands articles



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

       of incorporation and bylaws are identical to Schultz's articles of incorporation and bylaws, except for two changes:

       o We eliminated a class of preferred stock that we no longer need and of which no shares are issued or outstanding; and

       o We changed the way that directors can be removed in order to resolve an inconsistency between our articles of incorporation and bylaws.

       (See the discussion set forth under "Comparison of our Common Stock and Fresh Brands Common Stock" below for more information.)

Q:     What are the federal income tax consequences of the exchange?

       You will not recognize any gain or loss for federal income tax purposes when your common stock is exchanged for Fresh Brands common stock. Your aggregate tax basis in the Fresh Brands common stock you receive in the exchange will be the same as your present aggregate tax basis in your common stock. For purposes of determining long-term capital gains for federal income tax purposes, the holding period for the Fresh Brands common stock you receive in the exchange will include the period during which you held the common stock, provided that you held our common stock as a capital asset on the date of the exchange. (See the discussion set forth under "Approval of Agreement and Plan of Share Exchange - Federal Income Tax Consequences" below for more information.)

Q:     Where will my Fresh Brands common stock be traded?

       After the request of our Nasdaq listing representative, we will apply to have the Fresh Brands common stock be listed on the Nasdaq National Market shortly after the Fresh Brands registration is declared effective. We have already reserved the symbol "FRSH" for Fresh Brands common stock. Based upon conversations we have had with our current Nasdaq listing representative, we expect to receive approval for listing of Fresh Brands' stock on the Nasdaq National Market before our May 9, 2001 shareholder meeting. According to the terms of the share exchange, if such approval is not received, the reorganization will not occur.

Q: What shareholder vote is required for approval of the proposed plan of share exchange?

       Approval of the proposed plan of share exchange will require the affirmative vote, in person or by proxy, of a majority of the outstanding shares of our common stock entitled to vote. Therefore, abstentions and broker non-votes will have the effect of votes against the plan of share exchange. Pursuant to the terms of our articles of incorporation and the applicable provisions of the Wisconsin Business Corporation Law, each holder of our common stock entitled to vote is entitled to one vote per share on the proposed plan of share exchange.

Q: Do shareholders who are opposed to the share exchange have dissenters' rights?

       Under Wisconsin Law, holders of our common stock will not have dissenters' rights (including rights of appraisal) in connection with the plan of share exchange. (See the discussion set forth



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

       under "Approval of Agreement and Plan of Share Exchange - Rights of Dissenting Shareholders" below for more information.)

Q: Is the reorganization subject to any special federal or state regulatory requirements or approvals?

       The reorganization is not subject to any governmental regulatory requirements or approvals that do not apply equally to all Wisconsin corporations.

Q:     Why is the company proposing to amend its 1995 equity incentive plan?

       We believe that the 1995 equity incentive plan, by increasing our key employees' right to acquire our common stock, helps align the personal interests of these employees and our shareholders. We are proposing to amend the plan to increase the number of shares of our stock available for grant of additional awards under the plan by 500,000 to ensure that we do not run out of shares available for the grant of awards under the plan.

Q: Why is the company proposing to adopt the 2001 nonemployee director stock option plan?

       We believe that the 2001 nonemployee director stock option plan will serve at least two important goals. First, this plan will help further align the personal interests of our nonemployee directors with the interests of our shareholders. Second, we believe that the options awarded under this plan will serve as an important part of an overall compensation package that will allow us to recruit and retain a well-qualified group of nonemployee directors.

Q:     What percentage of Schultz's votes do directors and officers own?

       Approximately 10.0% of our shares in total, as of the record date, are controlled by our directors and officers. See below for more details.

Q:     Who is entitled to vote?

       You are entitled to vote at the annual meeting if you owned shares as of the close of business on the March 20, 2001 record date. You will be entitled to one vote per share for each share of our common stock you owned on the record date.

Q:     Who will count the votes?

       Firstar Bank, N.A., our transfer agent and registrar, will count the votes and act as inspector of elections at the annual meeting.

Q:     How many shares of Schultz's stock are entitled to vote?

       A total of 5,478,216 shares of common stock will be entitled to vote at the annual meeting.

Q:     What are the addresses and telephone numbers of Schultz and Fresh Brands?

       The address of the principal executive office of Schultz Sav-O Stores, Inc, is 2215 Union Avenue, Sheboygan, Wisconsin, 53081 and its phone number is (920) 457-4433. The address and phone number of Fresh Brands, Inc. are the same as those of Schultz Sav-O Stores, Inc.

Q:     What constitutes a quorum?

       A "quorum" refers to the number of shares that must be in attendance at a meeting to lawfully conduct business. A majority of the shares of our common stock entitled to be cast will represent a quorum. As a result, at least 2,739,108 shares must be present at the annual meeting before we can take the actions called for at the meeting.

Q:     Who are the largest shareholders?

       Investors holding 5% or more of our outstanding common stock are:

       1)    Schultz Sav-O Stores Retirement Savings Plan - 16.7%

       2)    Franklin Resources, Inc. - 11.9%

       3)    FMR Corp. - 7.6%

       4)    Dimensional Fund Advisors, Inc. - 6.5%

Q:     What do I need to do now?

       Just mail your signed proxy card in the enclosed postage-paid return envelope as soon as possible, so that your shares may be represented at the Annual Meeting. The meeting will take place on May 9, 2001, at the John Michael Kohler Arts Center, located at 608 New York Avenue, Sheboygan, Wisconsin.

Q:     Can I revoke my proxy after it is returned?

       Yes, you may revoke your proxy at any time before it is exercised by giving notice thereof to the company in writing or in open meeting. If you have executed a proxy and attend the Annual Meeting, your presence at the Annual Meeting does not, in itself, revoke your proxy.

                               RECENT DEVELOPMENTS

Letter of Intent Entered Into

     We have identified and is engaged in active preliminary discussions with several potential acquisition candidates. We recently entered into a preliminary, non-binding letter of intent for Fresh Brands to acquire, for cash, all of the stock of a privately held company that operates a multi-supermarket chain within our Piggly Wiggly(R) operating territory under a brand name other than Piggly Wiggly(R) (the "Target Company"). The Target Company's sales in 2000 exceeded $100 million and its earnings before interest, taxes, depreciation and amortization were approximately $4.9 million. The purchase price for the stock of the Target Company is expected to be approximately $30 million, less the Target Company's "funded debt," and is expected to be subject to various adjustments, including an adjustment related to the amount of the Target Company's net working capital at closing. If the Target Company is acquired, it is likely that its supermarkets will continue to operate using their current brand name. Our agreements and understandings with the Target Company prohibit us from disclosing the identity of the Target Company unless and until a definitive purchase agreement is executed.

     The preliminary, non-binding letter of intent is the first of many steps needed to acquire the Target Company and the acquisition is subject to many conditions, including the satisfactory completion of due diligence and the execution of a definitive stock purchase agreement and various ancillary agreements. As a result, we cannot predict with certainty whether or when we will acquire the Target Company or whether an acquisition will occur on terms that are not materially different than those summarized above. Similarly, we cannot predict with certainty whether the results of the Target Company's operations after an acquisition will differ materially from those summarized above. If a definitive stock purchase agreement is signed, we will update this proxy statement/prospectus by filing a Form 8-K describing the terms (and including a copy) of the definitive stock purchase agreement.

     Under the terms of the letter of intent, the purchase of the Target Company's stock can be made by either the company or Fresh Brands. The acquisition of the Target Company represents the type of transaction that we believe is best accomplished by a holding company that also owns our stock. Indeed, this is the type of acquisition that led us to propose the plan of share exchange (see the discussion set forth under "Approval of Agreement and Plan of Share Exchange - Reasons for Plan of Share Exchange" below for more information). The acquisition of the Target Company is not, however, subject to approval by our shareholders and may be consummated even if the plan of share exchange is not approved by our shareholders.

Two Store Closings Announced

     As noted below, we continually evaluate the profitability of each of our stores and pay particular attention to our underperforming and noncompetitive stores. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Operating and Administrative Expenses" below for more information. Among the factors that we consider when determining the best course of action with respect to an underperforming stores are:

          o    the cash flow of the store;

          o the track record of existing store management and its ability to improve future performance;

          o    whether alternative store managers or owners can be identified;


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

          o the performance of the store relative to other stores in the area;

          o if relevant, the likelihood that a loss in market share can be reversed;

          o    the size, age and condition of the store;

          o    whether expansion is possible at the existing location; and

          o if expansion is infeasible, the existence of alternative sites to which the store could be relocated while still retaining its existing customer base.

     Although the costs associated with closing a store generally increase our costs in the short-term, we do not close stores unless we believe that such action will increase our long-term profitability. We have recently reached agreements with franchise owners to close the Piggly Wiggly(R) stores in Milwaukee, Wisconsin and Gurnee, Illinois. Both of these stores will be closed during the second fiscal quarter of 2001.

             RISK FACTORS ASSOCIATED WITH THE PLAN OF SHARE EXCHANGE

The reorganization may not be beneficial to holders of Fresh Brands common stock.

     We believe that it is in the best interests of our shareholders to actively pursue growth and expansion initiatives, some of which may be best implemented through the acquisition of stores under names other than the Piggly Wiggly(R) banner that we currently use. The proposed reorganization will, among other things, establish a corporate structure that will enhance our ability to expand our business and acquire stores currently operating under different store names and formats (see the discussion set forth under "Approval of Agreement and Plan of Share Exchange - Reasons for Plan of Share Exchange" below for more information). Our ability to attain these benefits, however, will depend upon, among other things, our ability to identify attractive acquisition candidates, acquire them at a price that adds value for our shareholders and secure funds to make such acquisitions. If we are unable to execute our growth oriented business plan, there can be no assurance that the reorganization will be beneficial to holders of Fresh Brands common stock.

Fresh Brands may not be able to pay dividends at similar times and in similar amounts as we have in the recent past.

     Following consummation of the proposed reorganization, the ability of Fresh Brands to pay dividends on its common stock will, as a practical matter, depend on our ability to pay dividends to Fresh Brands. We intend to pay dividends to Fresh Brands in amounts which will be sufficient for Fresh Brands to pay dividends to its shareholders on the same dates and in the same amounts that we currently pay dividends. However, we cannot guarantee what the amount of the quarterly dividends on Fresh Brands common stock may be. Further, we cannot guarantee the payment of future dividends, since the declaration of such dividends will depend primarily on the ability of Fresh Brands' subsidiaries to pay dividends to Fresh Brands. That ability, in turn, will depend on the future earnings, cash flow and financial condition of those subsidiaries. However, the proposed reorganization will not change the availability of cash from which dividends may be paid.

Certain Fresh Brands provisions could prevent or discourage certain transactions involving a change of control.

     Certain provisions of Fresh Brands' articles of incorporation and bylaws could discourage or prevent certain types of transactions that may involve an actual or threatened change of control of Fresh Brands. By discouraging potential takeover bids, these provisions might diminish the opportunity for Fresh Brands' shareholders to sell their shares at a premium over then-prevailing market prices. However, Fresh Brands' articles of incorporation and bylaws do not differ from our articles of incorporation and bylaws with respect to these matters.

                Special Note Regarding Forward-Looking Statements

     Certain matters discussed in this prospectus and proxy statement are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as the company "believes," "anticipates," "expects" or words of similar import. Similarly, statements that describe the company's future plans, objectives, strategies or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties including, but not limited, to the following: (1) presence of intense competitive market activity in the company's market areas; (2) ability to identify and develop new market locations for expansion purposes; (3) continuing ability to obtain reasonable vendor marketing funds for promotional purposes; (4) ongoing advancing information technology requirements; (5) ongoing nominal food price inflation; (6) the company's ability to continue to recruit, train and retain quality franchise and corporate retail store operators; and (7) the potential recognition of repositioning charges resulting from potential closures, conversions and consolidations of retail stores due principally to the competitive nature of the industry and to the quality of the company's retail store operators. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

                              ELECTION OF DIRECTORS

     At the annual meeting, shareholders will elect three directors to hold office until the annual meeting held in 2004. Mr. James H. Dickelman, a director of the company since 1978, has chosen not to stand for reelection for another term. The company wishes to express its most sincere thanks and appreciation to Mr. Dickelman for his 26 years of dedicated service as a director and employee to the company. The Board has nominated William K. Jacobson and Steven R. Barth, both current directors of the company, and G. William Dietrich for initial election at the meeting. Walter G. Winding and Elwood F. Winn, as proxies, intend to vote for the election of all of the board's nominees. They will also vote for another person that our board may recommend in the event that a nominee becomes unable to serve as a director before the annual meeting.

     Mr. Dietrich is the President and Chief Executive Officer of both Onyx North America Corp. and Superior Services, Inc., a subsidiary of Onyx North America. Superior Services is an acquisition-oriented, solid waste services company providing a range of collection, transfer, recycling and disposal services. Mr. Dietrich joined Superior Services in February 1994 and has served as its President and Chief Executive Officer since November 1995. Since the beginning of 1996, Superior Services has completed approximately 120 acquisitions, increased its annual revenues approximately 500% to approximately $550 million and grew from a company with customers in two states to one with over one million customers in approximately fifteen states.

     In 1999, Superior Services, which was then a publicly held company, was purchased by Onyx North America, a subsidiary of Vivendi S.A., a French multi-national corporation. In November 1999, Mr. Dietrich became the President and Chief Executive Officer of Onyx North America, an integrated environmental services company with annual revenues exceeding $1 billion. As President and Chief Executive Officer of Onyx North America, Mr. Dietrich is responsible for Vivendi's North American waste services business which includes solid, industrial and hazardous waste services as well as eight facilities that convert waste into a usable source of energy.

     Under Wisconsin law, shareholders elect directors by a plurality of the votes cast. This means that the nominees receiving the largest number of votes, even if less than a majority, will be elected as directors. Any shares that do not vote, whether by abstention, broker non-vote or otherwise, will not affect the election of directors.

     Our board of directors recommends a vote for William K. Jacobson, Steven R. Barth and G. William Dietrich.

     The table set forth below lists certain information about our board of directors and the board committees on which our directors serve, as well as how many times the board and each committee met in 2000.

Class III - Nominees for Election at the Annual Meeting

------------------------------------------ -------- ---------- ----------- ---------- ------------- ---------- -----------
             Board Nominees                 Board   Executive  Nominating  Audit      Compensation  Stock      Strategic
                                                                                                    Option     Planning
                                                    Committee  Committee   Committee   Committee    Committee  Committee
------------------------------------------ -------- ---------- ----------- ---------- ------------- ---------- -----------
William K. Jacobson (50), a director         --        --
since 1996; Senior Vice President -
Retail Operations and Development and
Assistant Secretary
------------------------------------------ -------- ---------- ----------- ---------- ------------- ---------- -----------
Steven R. Barth (42), a director since       --                    --         --*          --
1998; Partner in the law firm of Foley &
Lardner
------------------------------------------ -------- ---------- ----------- ---------- ------------- ---------- -----------
G. William ("Bill") Dietrich (55), a
first-time nominee as a director of the
company; President, Chief Executive
Officer and director of both Onyx North
America Corp. and Superior Services, Inc.
------------------------------------------ -------- ---------- ----------- ---------- ------------- ---------- -----------

Class II - Directors Whose Terms Expire in 2003

------------------------------------------ ------- ----------- ----------- ---------- ------------- ---------- -----------
              Board Member                 Board   Executive   Nominating  Audit      Compensation  Stock      Strategic
                                                                                                    Option     Planning
                                                   Committee   Committee   Committee   Committee    Committee  Committee
------------------------------------------ ------- ----------- ----------- ---------- ------------- ---------- -----------
Michael R. Houser (49), a director since     --        --
1992; Vice Chairman of the Board;
Executive Vice President and Chief
Marketing Officer
------------------------------------------ ------- ----------- ----------- ---------- ------------- ---------- -----------
Bruce J. Olson (51), a director since        --                    --                      --          --         --*
1999; Group Vice President of The Marcus
Corporation - owner of hotels, resorts,
movie theatres and restaurants
------------------------------------------ ------- ----------- ----------- ---------- ------------- ---------- -----------
Walter G. Winding (59), a director since    --*                   --*         --           --                      --
1999; Chairman of the Board; owner and
Chief Executive Officer of Winding and
company - a business consulting firm
------------------------------------------ ------- ----------- ----------- ---------- ------------- ---------- -----------


                                       11

Class I - Directors Whose Terms Expire in 2002

------------------------------------------ ------- ---------- ----------- ----------- ------------- ---------- -----------
              Board Member                 Board   Executive  Nominating  Audit       Compensation  Stock      Strategic
                                                                                                    Option     Planning
                                                   Committee  Committee   Committee    Committee    Committee  Committee
------------------------------------------ ------- ---------- ----------- ----------- ------------- ---------- -----------
Martin Crneckiy, Jr. (55), a director        --                   --          --           --          --          --
since 1989; Executive Vice President of
The Vollrath Company, LLC - a
manufacturer of stainless steel and
plastic wares and light equipment for
the international food service industry
------------------------------------------ ------- ---------- ----------- ----------- ------------- ---------- -----------
R. Bruce Grover (65), a director since       --                   --          --          --*          --*
1989; President and Chief Executive
Officer of VPI, LLC - a manufacturer of
solid vinyl floor products, custom
extruded sheets and sound barrier
materials for automotive applications
------------------------------------------ ------- ---------- ----------- ----------- ------------- ---------- -----------
Elwood F. Winn (50), a director since        --       --*         --
2000; President and Chief Executive
Officer
------------------------------------------ ------- ---------- ----------- ----------- ------------- ---------- -----------
Meetings Held in 2000                        9         1          1           2            2            2         0**
------------------------------------------ ------- ---------- ----------- ----------- ------------- ---------- -----------
* Denotes Chairman
** The Strategic Planning Committee was formed on February 12, 2001.


     All of our directors have held the positions indicated on the preceding charts for at least the last five years, except that:

          o William K. Jacobson was our Senior Vice President - Franchise Operations prior to March 1996 and our Senior Vice President - Retail Operations from March 1996 until June 1998;

          o Michael R. Houser was our Senior Vice President - Marketing and Merchandising beginning in 1994 until January 1998, became our Executive Vice President in January 1998, became our Chief Marketing Officer in May 2000 and became our Vice Chairman of the Board in December 2000;

          o Elwood F. Winn was President and Chief Executive Officer of Certified Grocers Midwest Inc. ("CGM") from February 1992 to October 1998, a consultant to CGM from October 1998 until September 1999, our Senior Vice President - Strategic Planning from September 1999 until May 2000 and our Executive Vice President, Chief Financial Officer and Secretary from May 2000 until December 2000; and

          o Walter G. Winding, who serves as an independent director and Chairman of the Board, was elected Chairman of the Board effective as of December 8, 2000.

The Executive Committee

     The Executive Committee acts on behalf of the board between board meetings to the extent allowed by Wisconsin law. Under Wisconsin law, the Executive Committee may not:

          o    authorize distributions to our shareholders;

          o approve any action that requires shareholder approval under Wisconsin law;

          o recommend to shareholders any action that requires shareholder approval under Wisconsin law;

          o    fill vacancies on our board of directors;

          o fill vacancies on any committee of our board of directors except the Executive Committee;

          o    amend the articles of incorporation;

          o    adopt, amend or repeal our bylaws;

          o approve a plan of merger that does not require shareholder approval under Wisconsin law;

          o authorize or approve the reacquisition of shares of our stock, except according to a formula or method adopted by our board of directors; or

          o except as authorized to do so within prescribed limits by our board of directors, (i) authorize or approve the issuance or sale of our stock, (ii) enter into a contract to issue or sell our stock, or (iii) determine the designation and relative rights, preferences or limitations of a class or series of shares of our stock.

The Nominating Committee

     The Nominating Committee's principal functions include:

          o    recommending criteria for board members;

          o    identifying prospective candidates for board membership;

          o    recommending candidates for each of the board's committees; and

          o reviewing our compensation policies for board members who are not employees.

     The Nominating Committee recommends and the Board selects the director nominees to stand for election at the company's annual meetings of shareholders and to fill vacancies occurring on the Board. The Nominating committee will consider nominees recommended by shareholders, but has no established procedures which shareholders must follow to make a recommendation. The company's Bylaws also provide for shareholder nominations of candidates for election as directors. These provisions require such nominations to be made pursuant to timely notice (as specified in the Bylaws) in writing to the secretary of the company. The shareholder's notice must contain information relating to the nominee which is required to be disclosed by the company's Bylaws and the Securities Exchange Act of 1934.

The Audit Committee

     The Audit Committee's principal functions include:

          o annually recommending a firm of independent public accountants to act as our auditing firm for the coming year;

          o reviewing areas of financial risk that could have a material adverse effect on our results of operations and financial condition with our principal accounting officers and independent public accountants;

          o reviewing annual audit plans with our principal accounting officers and independent public accountants;

          o reviewing our policies as to officers' conflicts of interest with our principal accounting officers and independent public accountants;

          o reviewing plans to engage our independent public accountants for any non-audit professional services;

          o obtaining from our independent public accountants a written statement of the non-auditing relationships between the auditors and the company;

          o reviewing the company's and independent public accountants' evaluations regarding the independence of our public accountants; and

          o reviewing, in consultation with our principal accounting officers and independent public accountants, financial reporting and accounting practices of comparable companies that differ from our own.

     Each member of the Audit Committee is independent as defined in Rule 4200(A)(15) of the listing standards of the National Association of Securities Dealers, Inc.

The Compensation Committee

     The Compensation Committee's principal functions include:

          o    evaluating and setting cash compensation levels for our officers;

          o reviewing and establishing the employee benefits we offer to our officers; and

          o    determining officers' bonuses under our annual incentive plan.

The Stock Option Committee

     The stock option committee's principal functions include:

          o evaluating and granting stock options and other equity incentives to our officers and other employees; and

          o    administering our equity incentive plans.

The Strategic Planning Committee

     On February 12, 2001, our board of directors formed a strategic planning committee which acts as a conduit between our key management personnel and our Board of Directors. In this role, the strategic planning committee works closely with our key management personnel to review the development and execution of our long- and short-term strategic goals and plans. In addition, at least once a year, the strategic planning committee will meet with our key management personnel to review the progress we have made toward attaining these plans and goals.

Stock Ownership of Management and Others

     We describe in the following table certain information, as of the record date, regarding the beneficial ownership of our common stock held by:

          o each person or entity that we know beneficially owns more than 5% of our common stock;

          o each of our directors and those of our executive officers who are named in the Summary Compensation Table under "Summary Compensation Information;" and

          o    all of our directors and officers as a group.

     We believe that all of the people listed below have sole voting and investment power over the listed shares, except as indicated otherwise in the accompanying footnotes.

           Name of Individual or Entity                Shares     Percentage (1)
           ----------------------------                ------     --------------
  Schultz Sav-O Stores Retirement Savings Plan (2)      914,129        16.7
  Franklin Resources, Inc. (3)                          652,650        11.9
  FMR Corp. (4)                                         417,600        7.6
  Dimensional Fund Advisors Inc. (5)                    355,050        6.5
  Howard C. Dickelman (6)                               233,160        4.3
  James H. Dickelman (7)                                176,583        3.2
  John H. Dahly (8)                                     147,630        2.7
  Michael R. Houser (9)                                 132,264        2.4
  William K. Jacobson (10)                              111,990        2.0
  Thomas J. Timler (11)                                  53,610         *
  Armand C. Go (12)                                      13,490         *
  Martin Crneckiy, Jr.                                    7,729         *
  Steven R. Barth                                         5,375         *
  R. Bruce Grover                                         4,729         *
  Elwood F. Winn (13)                                     2,822         *
  Bruce J. Olson                                          1,337         *
  Walter G. Winding                                       1,337         *

  All current directors and officers
  as a group (12 persons)(14)                           579,423        10.0
  ---------------------------
  *        Indicates less than 1%

1) For individuals who hold rights to acquire shares of stock upon exercise of stock options, the percentages indicated reflect inclusion of certain of these shares as described in the appropriate footnotes below as well as the increase in the total number of shares of common stock outstanding that would result from their exercise of those options.

2) We obtained the share amount listed from the amended Schedule 13G, dated February 14, 2001, filed with the Securities and Exchange Commission. The listed shares were held by Marshall & Ilsley Trust Company ("M&I"), as trustee for our Retirement Savings Plan. Retirement Savings Plan participants have investment power over the listed shares held by the Retirement Savings Plan that are allocated to their accounts. A Plan Administrative Committee, consisting of William K. Jacobson, Armand C. Go, Michael G. Isken and Lynn M. Berg, administers the Retirement Savings Plan and shares voting power for the shares listed with the participants in the Retirement Savings Plan in that the committee is entitled to vote shares when participants have provided no voting instructions. The address of M&I is 770 North Water Street, Milwaukee, Wisconsin 53202. The address for the individual members of the Plan Administrative Committee is c/o Schultz Sav-O Stores, Inc., 2215 Union Avenue, Sheboygan, Wisconsin 53081. See "Executive Compensation--Report on Executive Compensation."

3) We obtained the share amount listed from the amended Schedule 13G, dated February 9, 2001, filed with the SEC. The address of Franklin Resources, Inc. is 777 Mariners Island Boulevard, 6th Floor, San Mateo, California 94404.

4) We obtained the share amount listed from the amended Schedule 13G, dated February 14, 2001, filed with the SEC. The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

5) We obtained the share amount listed from the amended Schedule 13G, dated February 2, 2001, filed with the SEC. The address of Dimensional Fund Advisors Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

6) The share amount listed includes 232,560 shares held by Mr. Dickelman in the Howard Dickelman Revocable Trust. The share amount does not include 12,430 shares held by Mr. Dickelman's wife in the Dorothy J. Dickelman Revocable Trust, as to which Mr. Dickelman disclaims beneficial ownership.

7) The share amount listed includes (a) 90,000 shares covered by stock options that will be exercisable within 60 days following the record date; (b) 19,822 shares held by Mr. Dickelman as trustee for his minor children; and
     (c) 21,161 shares held as joint tenant with his wife. The share amount does not include the following shares as to which Mr. Dickelman disclaims beneficial ownership: (a) 232,560 shares held by the Howard Dickelman Revocable Trust; (b) 12,430 shares held by the Dorothy J. Dickelman Revocable Trust; (c) 9,011 shares held by Mr. Dickelman's adult son; and
     (d) 4,005 shares held by Mr. Dickelman's adult daughter. Mr. Dickelman's address is 659 School Street, Kohler, WI 53044.

8) The share amount listed includes (a) 39,996 shares allocated to Mr. Dahly's account in the Retirement Savings Plan as of December 30, 2000; and (b) 72,000 shares covered by stock options that will be exercisable within 60 days following the record date. The share amount does not include 1,476 shares held by Mr. Dahly's wife to which Mr. Dahly disclaims beneficial ownership.

9) The share amount listed includes (a) 31,502 shares allocated to Mr. Houser's account in the Retirement Savings Plan as of December 30, 2000;
     (b) 88,267 shares covered by stock options that will be exercisable within 60 days following the record date; and (c) 1,080 shares held as joint tenant with his wife.

10) The share amount listed includes (a) 47,923 shares allocated to Mr. Jacobson's account in the Retirement Savings Plan as of December 30, 2000; and (b) 64,067 shares covered by stock options that will be exercisable within 60 days following the record date.

11) The share amount listed includes (a) 11,794 shares allocated to Mr. Timler's account in the Retirement Savings Plan as of December 30, 2000; and (b) 40,700 shares covered by stock options that will be exercisable within 60 days following the record date.

12) The share amount listed includes (a) 490 shares allocated to Mr. Go's account in the Retirement Savings Plan as of December 30, 2000; and (b) 13,000 shares covered by stock options that will be exercisable within 60 days following the record date.

13) The share amount listed includes (a) 322 shares allocated to Mr. Winn's account in the Retirement Savings Plan as of December 30, 2000; and (b) 2,500 shares covered by stock options that will be exercisable within 60 days following the record date.

14) The share amount listed includes 331,533 shares issuable under stock options exercisable within 60 days of the record date and 127,189 shares beneficially held by current directors and executive officers in the Retirement Savings Plan as of December 30, 2000, but excludes 258,006 shares as to which beneficial ownership is disclaimed by certain of such individuals. See footnotes 7 and 8 above.

                             AUDIT COMMITTEE REPORT

To the Board of Directors of Schultz Sav-O Stores, Inc.

     On May 12, 1999, the Audit Committee adopted an Audit Committee Charter under which it operates. On December 14, 2000, the Audit Committee Charter was amended. The Audit Committee Charter, as amended, is attached to this proxy statement as Appendix A.

     Management is responsible for our internal controls, financial reporting process and the preparation and content of the company's financial statements. Our independent auditors, Arthur Andersen LLP, are responsible for performing an independent audit of our consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report thereon. As the Audit Committee of the Board, we are responsible for monitoring and overseeing these processes. This report discusses certain actions we took in connection with those responsibilities.

     Our Audit Committee has reviewed and discussed the audited financial statements of the company for the year ended December 30, 2000. In connection with this review and discussion, the Audit Committee separately discussed with the company's management and independent auditors the quality and adequacy of the company's internal controls. For example, we have discussed with Arthur Andersen all communications required by Statement on Auditing Standards No. 61 (SAS 61). SAS 61 requires independent auditors to communicate to audit committees matters related to the conduct of the audit, including: (a) the selection of and changes in significant accounting policies, (b) the methods used to account for significant unusual transactions, (c) the effect of significant accounting policies in controversial or emerging areas, (d) the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors' conclusion regarding the reasonableness of those estimates, (e) significant adjustments arising from the audit, (f) disagreements with management over the application of accounting principles, (g) the basis for management's accounting estimates, and (h) the disclosures in the financial statements. Arthur Andersen reported to the Committee that, based on its inquiries, to its knowledge, the company's internal controls are adequate and sufficient.

     Our Committee also has received the written report, disclosure and the letter from Arthur Andersen required by Independence Standards Board (ISB) Statement No. 1, which requires the written disclosure of all relationships between a company and its auditors that, in the auditor's professional judgment, may reasonably be thought to bear on independence and confirmation that, in its professional judgment, it is independent of the company it is auditing. Arthur Andersen's letter advised our Committee that it provided $600,000 of consulting services to the company in connection with the company's exploration of replacement or alternative management information systems, but that the company's management had taken full responsibility for decisions related to such exploratory activities and that Arthur Andersen had not assumed any of management's authority or duties related thereto. Arthur Andersen's letter further advised our Committee that it provided $102,500 of audit services and $101,000 of other services during the company's fiscal year ended December 30, 2000. Arthur Andersen also advised the Committee that it did not believe its audit was impaired by its provision of such services, particularly in view of the relationship of the related fees to its annual revenues. As a result, Arthur Andersen confirmed that, as of February 8, 2001, it was an independent accountant with respect to the company within the meaning of the Securities Act administered by the SEC and the requirements of the Independence Standards Board.

     We have reviewed, evaluated and discussed these (and other) materials with management of the company and

Arthur Andersen and also have discussed with management of the company and Arthur Andersen such other matters and received such assurances from them as we deemed appropriate. Based on our discussions with management and Arthur Andersen, as well as our review of the representations of management and the report of Arthur Andersen to us, we recommended to the Board of Directors that the company's audited consolidated financial statements at and for the year ending December 30, 2000 be included in the company's Annual Report on Form 10-K for the fiscal year ended December 30, 2000 filed with the Securities and Exchange Commission. We also recommended the reappointment, subject to shareholder ratification, of the retention of Arthur Andersen as the company's independent auditors for 2001.

     This report and the information herein do not constitute soliciting material and shall not be deemed to be incorporated by reference by any general statement incorporating by reference this proxy statement into any filing by or of the company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such Acts.

By the Audit Committee:

Steven R. Barth, Chairman
Martin Crneckiy, Jr.
R. Bruce Grover
Walter G. Winding

                             EXECUTIVE COMPENSATION

Report on Executive Compensation

     Our board's compensation committee and stock option committee evaluate and establish the compensation of our executive officers and directors. The committee's compensation policies and practices generally reflect our efforts to attract, motivate and retain our executive officers and directors by providing a total compensation package based on corporate and personal performance and which is competitive within our industry. Executive officers' compensation is comprised of salary, stock option grants, corporate contributions to our retirement saving plan and cash bonuses under our officer annual incentive plan. Nonemployee directors, other than the Chairman of the Board, receive an annual cash retainer, compensation for each board (and certain committee) meetings attended and an annual grant of company stock valued at $6,000 (taking into account a 10% discount for restrictions on transfers under securities law). Our Chairman of the Board, who is a nonemployee director, receives an annual cash retainer, compensation for each board (and certain committee) meetings attended, an annual grant of company stock valued at $6,000 (taking into account a 10% discount for restrictions on transfers under securities law) and an hourly fee for his services provided to the company in his capacity as Chairman of the Board. In addition, upon his initial appointment in December 2000, the Chairman of the Board received a one-time option grant to purchase 25,000 shares of our common stock under the 1995 equity incentive plan. As noted below, the stock option committee has proposed, and the company's board of directors has approved and submitted for shareholder approval at the meeting, a plan that would provide nonemployee directors with annual grants of stock options. The company's directors who are also employees receive no additional compensation for serving on the board and would not receive stock options under the proposed plan.

     The company's executive incentive plan is intended to motivate our executive officers to achieve annual corporate financial performance goals for the economic benefit of all shareholders by rewarding executive officers, individually and as a team, for the achievement of such goals. The annual incentive plan provides for the establishment of an annual variable bonus pool, based on our achievement of increased net sales and certain specified levels of economic value added for the year then ended. For purposes of the annual incentive plan, economic value added is determined by calculating the difference between our annual net operating profit after tax and a pre-established target threshold investment return, based on our weighted average cost of capital.

     Our bonus pool for fiscal 2000 is comprised of:

     o    10% of the economic value added for the year;

     o an additional 5% of any incremental increase in the current year's economic value added over the prior year's economic value added; and

     o $25,000 for each 1% increase in our net sales over net sales for the prior year.

We then distribute 25% of the resulting total incentive pool to all executive officers, pro rata, according to relative salary levels and 75% based on each officer's relative achievement of pre-established individual and group performance goals, as determined by the compensation committee. We established a total bonus pool of approximately $372,810 in 2000 under the annual incentive plan, with $347,165 contributed as a result of our economic value added amount for 2000 and $25,645 as a result of a 1.03% increase in net sales over 1999. The compensation committee based Mr. Winn's bonus amount of $76,000 for 2000 on his pro-rata share of the bonus pool established under the annual incentive plan, on the degree to which he achieved individual and group financial and other goals and objectives established at the beginning of 2000 by the committee and his promotion to the positions of president and chief executive officer. These goals and objectives included specified targeted levels of revenues, earnings and economic value added.

     On February 12, 2001, the compensation committee made several amendments to the company's executive incentive plan. Beginning in fiscal 2001, the bonus pool will be comprised of:

     o    10% of the economic value added for the year;

     o an additional 5% of any incremental increase in the current year's economic value added over the prior year's economic value added; and

     o $25,000 for each 1% increase in our net sales over net sales for the prior year excluding increases in net sales due to the acquisition of other supermarkets or businesses.

As in past years, we will distribute 25% of the total incentive pool to all executive officers, pro rata, according to relative salary levels and 75% based on each officer's relative achievement of pre-established individual and group performance goals, as determined by the compensation committee.

     In addition, beginning in fiscal 2001, each person eligible under our executive incentive plan will be eligible to receive a "discretionary bonus." The factors that the compensation committee will use to determine the discretionary bonus that each eligible person will receive will be established by the compensation committee at the end of each fiscal year. The factors that the compensation committee will consider will generally include:

     o    the appreciation in price of the company's common stock;

     o    increases in net sales due to multi-store acquisitions;

     o the occurrence of extraordinary events that affect the bonus pool that would otherwise be available;

     o any expansion or increase in the person's then current duties and responsibilities;

     o    increases in the cost of living;

     o    the past performance by the person; and

     o other factors that the compensation committee determines to be relevant to the financial performance and growth of the company.

     The compensation committee adjusts each executive officer's salary, including the salary of Elwood Winn, our new president and chief executive officer, at the end of each fiscal year for the forthcoming fiscal year. The compensation committee based Mr. Winn's salary as President and Chief Executive Officer on the duties he would perform in these roles, his experience in our industry and the salaries paid by our peers to executives with similar experience and responsibility. The compensation committee establishes objective performance criteria for each of the officers that it considers in its salary adjustment decisions and bonus allocations. The compensation committee also analyzes and evaluates our relative revenues, earnings, return on sales, cost and expense levels, and balance-sheet strength for the year then ending compared to historical results, as well as to the current trends and results within our industry. In addition, in light of the changes in the company's management structure that took place during 2000, the compensation committee considered the relative experience and background of each executive and the additional duties that each executive officer will perform in the coming year.

     Based on such analysis and evaluation, the committee determined Mr. Winn's and the other executives' salaries, in conjunction with the other elements of each such executive's base compensation package, to fall generally within a range of the estimated average salaries and compensation packages of similarly situated executives at other comparable food wholesalers and retailers, including several companies included in our stock performance peer group index. In setting the salary levels of our executive officers and in allocating discretionary bonuses for last year out of the bonus pool for other executives, the committee considered specifically:

     o our earnings, which approached 1999 levels, making 2000 the third most profitable year in our history;

     o    our earnings per share, which were the highest in our history;

     o our net revenues, which were the highest in our history and increased for the fifth consecutive year despite significant new competition and an absence of inflation in the marketplace; and

     o the new mission statement of each executive to actively pursue growth and expansion initiatives on behalf of the company.

     Our stock option committee - which includes all of the members of the compensation committee - except Steven R. Barth and Walter G. Winding - generally grants stock options annually to executive officers shortly after the end of each year. The committee bases option grants principally on the executive officer's relative position at the company, his existing and anticipated ability to directly impact corporate performance, cash compensation, seniority, grants made in the past, options held and stock ownership. Each executive officer's individual initiatives and achievements over the prior year also affect the level of such officer's option grants. Our 1995 equity incentive plan is intended to promote our best interests and those of our shareholders by providing key employees with the opportunity to acquire or increase their ownership interests in the company and thereby develop a stronger incentive to put forth maximum effort for our continued success and growth. We have historically granted options at 100% of our common stock's fair market value on the date of grant, with a term not to exceed seven or ten years and vesting in increments of one-third on each of the first, second and third anniversaries of the grant date. Since the economic value of stock options is inherently dependent upon the level of future market price appreciation of the underlying common stock, stock options granted by the stock option committee will only provide executive officers with value to the extent the market price of our common stock increases above the option exercise price on the grant date. Thus, the stock option committee believes that stock option grants help better align the economic interests of our management with those of our shareholders. Under our 1995 equity incentive plan, the stock option committee has the additional flexibility to grant other types of equity-based incentive awards - including stock appreciation rights, restricted stock and performance shares.

However, the stock option committee has, to date, continued its historical practice of granting only stock options.

     In December 2000, our board of directors amended the 1995 equity incentive plan to extend the time pursuant to which options may be granted under the plan. In addition, our board of directors also amended the 1995 equity incentive plan, subject to approval of the company's shareholders at the annual meeting, to increase by 500,000, or 40%, the number of shares of our stock available for the grant of awards under the plan.

     In December 2000, our board of directors adopted a stock option plan for nonemployee directors pursuant to which, if approved by the company's shareholders at the annual meeting, nonemployee directors of the company will, on an annual basis, be granted an option to purchase up to 5,000 shares of our stock. The nonemployee director plan is intended to promote our best interests and those of our shareholders by providing nonemployee directors with additional ownership interests in the company and thereby develop a stronger incentive to put forth maximum effort for our continued success and growth. In addition, the stock option committee believes that the plan will help the company retain and attract an experienced and well-qualified group of nonemployee directors. The stock option committee will determine the exercise price of options granted under the plan, provided that the exercise price may not be less than 100% of the fair market value of our common stock at the date of grant. The committee will also determine the term of all options, which may not be longer than 10 years. Options granted under the plan will become exercisable in accordance with a vesting schedule determined by the committee, but are expected to be immediately vested upon grant. The nonemployee director stock option plan is attached to this proxy statement as Appendix B.

     Our retirement savings plan is a qualified profit sharing plan that provides for supplemental income at retirement for all of our eligible - 1,000 hours or more per year - salaried employees. The retirement benefits provided by the retirement savings plan for each participant are based upon the value of the participant's account balance at retirement. The retirement savings plan requires us to make an annual basic contribution which, when added to forfeitures for the year, is equal to 5% of the participant's salary for the year. We may also make an additional discretionary contribution as determined by our board. We allocate basic contributions to each participant's account on the basis of the participant's eligible compensation, compared to the compensation of all participants for such year. We allocate discretionary contributions in the same way, except that our contributions to Social Security benefits are taken into account in the allocation of discretionary contributions. Our discretionary contribution to the retirement savings plan in 2000 was approximately 4.3% of each participant's eligible compensation. The retirement savings plan permits pretax employee contributions pursuant to Internal Revenue Code Section 401(k). We provide a 25% matching contribution on pretax employee contributions up to 4% of pay. Most of our executive officers - including all of the named executives officers set forth below - have typically invested all, or a substantial portion, of their annual retirement savings plan allocations in shares of our common stock. At the end of 2000, our seven current executive officers, as a group, held 127,189 shares, or approximately 1.82% of the total outstanding common stock on the record date, in their accounts under the retirement savings plan. See "Stock Ownership of Management and Others."

     We also maintain an executive benefit restoration plan, which is a supplemental benefit pension plan intended to provide benefits otherwise denied to participants under the retirement savings plan by reason of limitations imposed by the Internal Revenue Code. The executive benefit restoration plan provides benefit accruals on pay in excess of the amount able to be recognized by the retirement savings plan equivalent to the rate of our basic and discretionary contributions made under the retirement savings plan for the year.

     We believe that our stock option plans have been adopted, and are being administered, in accordance with the requirements of Internal Revenue Code
Section 162(m). Given the levels of compensation and benefits provided currently to our named executive officers, we do not otherwise believe it is necessary to further conform or adjust our compensation policies, plans or practices to comply with the $1 million executive compensation deductibility cap imposed by Internal Revenue Code Section 162(m).

     This report, the information herein and the performance graphs included elsewhere in this proxy statement do not constitute soliciting material and shall not be deemed to be incorporated by reference by any general statement incorporating by reference this proxy statement into any filing by or of the company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such Acts.

By the Compensation Committee:              By the Stock Option Committee:

R. Bruce Grover, Chairman                   R. Bruce Grover, Chairman
Martin Crneckiy, Jr.                        Martin Crneckiy, Jr.
Bruce Olson                                 Bruce Olson
Walter Winding
Steven R. Barth

Summary Compensation Information

     The table below describes the compensation paid for the last three years to
(i) our current Chief Executive Officer, (ii) our four most highly compensated current officers (other than the Chief Executive Officer), and (iii) two former officers who, had they been officers at the end of fiscal 2000, would have been among the five officers who received the most compensation during fiscal 2000.

                           Summary Compensation Table
                                                                   Annual           Stock Option     All Other
                                                Fiscal          Compensation           Grants      Compensation
Name and Principal Positions                     Year       Salary         Bonus    (shares) (1)         (2)
----------------------------                   --------     --------------------   -------------------------
Elwood F. Winn (3)                            2000         $162,923      $76,000        7,500         $18,000
  President and Chief Executive Officer       1999          $40,382       $6,000           -0-             -0-

Michael R. Houser                             2000         $172,000      $75,000       20,000         $39,513
  Vice Chairman of the Board, Executive Vice  1999         $172,000      $83,000       18,000         $37,254
  President, Chief Marketing Officer          1998         $156,000      $68,000       18,000         $31,191

William K. Jacobson                           2000         $120,000      $40,000       14,000         $20,040
  Senior Vice President - Retail Operations   1999         $120,000      $46,000       13,500         $20,736
  and Development and Assistant Secretary     1998          $94,300      $41,000       13,500         $15,522

Thomas J. Timler                              2000          $92,000      $31,000       12,000         $16,068
  Vice President and Chief Information        1999          $92,000      $42,000       10,500         $15,347
  Officer
                                              1998          $87,000      $34,000       10,500         $13,600

Armand C. Go                                  2000          $80,697      $32,000        9,000         $12,518
  Vice President, Chief Financial Officer,    1999          $78,750      $30,000        6,000         $11,437
  Treasurer and Secretary                     1998          $76,378      $22,000        6,000          $7,627

James H. Dickelman                            2000         $325,000      $82,000       45,000         $82,455
  Former President, Chief Executive           1999         $325,000     $140,000       45,000         $79,073
  Officer and Chairman of the Board           1998         $300,000     $121,000       45,000         $71,315

John H. Dahly                                 2000         $166,000      $19,000       18,000         $35,128
  Former Executive Vice President             1999         $166,000      $70,000       18,000         $34,685
                                              1998         $156,000      $63,000       18,000         $30,952
---------------------
(1)  Granted at 100% fair market value on the date of grant. See footnote (1) to the table set forth under "Stock Options--Option Grants in 2000" below for additional information.

(2) For Messrs. Houser, Dickelman and Dahly, amounts set forth for 2000 under this column represent (a) benefit accruals of $21,513, $64,655 and $17,128, respectively, under our Executive Benefit Restoration Plan, and (b) our contributions of $18,000, $17,800 and $18,000, respectively, under our Retirement Savings Plan for each such executive officer. For Messrs. Winn,
     Jacobson, Timler and Go, the amounts represent our contributions to our Retirement Savings Plan. See "Severance and Change in Control Arrangements" below with respect to certain severance arrangements between us and certain of the named executive officers in the event that we experience a "change of control."

(3)  Mr. Winn joined the company in September 1999.


Stock Options

     The only stock option plan currently in place is our 1995 equity incentive plan. The following table lists the option grants under the 1995 plan that we made during 2000, as well as certain other information relating to those grants.

                              Option Grants In 2000


                                                 Percentage
                                Shares        of Total Options
                              Underlying           Granted           Exercise                          Grant Date
                                Options       to All Employees      Price (per                          Present
                                                                              -
Name                          Granted (1)        in 2000 (2)        share) (3)     Expiration Date     Value (4)
----                          -----------   ---------------------   ----------     ---------------     ---------
Elwood F. Winn                    7,500              4.23%            $12.00      January 27, 2010       $29,775
Michael R. Houser                20,000             11.27%            $12.00      January 27, 2010       $79,400
William K. Jacobson              14,000              7.89%            $12.00      January 27, 2010       $55,580
Thomas J. Timler                 12,000              6.76%            $12.00      January 27, 2010       $47,640
Armand C. Go                      9,000              5.07%            $12.00      January 27, 2010       $35,730
James H. Dickelman               45,000             25.35%            $12.00      January 27, 2010      $178,650
John H. Dahly                    18,000             10.14%            $12.00      January 27, 2010       $71,460

All Officers (5)                159,200             85.0%
Non-Officer Employees            28,000             15.0%
---------------------

1) The options reflected in the table are nonqualified stock options under the Internal Revenue Code and, with the exception of the option granted to our Chairman of the Board on December 14, 2000, were granted on January 27,
     2000. The exercise price of each option granted was equal to 100% of the fair market value of our common stock on the date of grant, as determined by our stock option committee. The options become exercisable in increments of one-third on each of the first, second and third anniversaries of the grant date; provided, however, that no options may be exercised more than ten years after the date of grant. The options are subject to early vesting in the event of the optionee's death, disability or retirement. Under the stock option agreements evidencing the options, upon a "change of control" of the company (as defined in such stock option agreements), all options then outstanding will become immediately exercisable in full for the remainder of their term and each optionee will have the right, for a period of 30 days, to require us to purchase his outstanding options for cash at an aggregate "acceleration price" for all shares of common stock then subject to such options, provided that at least six months has elapsed since the grant date.

2)   These percentages exclude the option granted to our Chairman of the Board
     (who is not an employee of the company).

3) The exercise price of options may be paid in cash, by delivering previously issued shares of common stock or any combination thereof.

4) The option values presented are based on the Black-Scholes pricing model, adapted for use in valuing stock options. The actual value, if any, that an optionee may realize upon exercise will depend on the excess of the market price of our common stock over the option exercise price on the date the option is exercised. There is no assurance that the actual value realized by an optionee upon the exercise of an option will be at or near the value estimated under the Black-Scholes model. The estimated values under the Black-Scholes model are based on arbitrary assumptions as to variables such as interest rates, stock price volatility and future dividend yield, including the following: (a) an assumed United States Treasury bond rate of 6.80%; (b) stock price volatility of 28.49% (based on 36-month stock price history ending January 30, 2000); and (c) a current dividend yield of 3.20%.

5) This row includes the option granted to our Chairman of the Board (who is an officer of the company).

     Set forth below is certain information about the cash values realized by named executive officers who exercised stock options during 2000 and the number and value of unexercised stock options held by named executive officers as of the end of 2000.

                            2000 Year-End Value Table

                            Number of                       Number of Shares             Value of Unexercised
                             Shares        Value          Underlying Options at       In-the-Money Options at End
                            Acquired                       End of Fiscal 2000             Of Fiscal 2000 (2)
                              Upon                    ----------------------------   ----------------------------
Name                        Exercise    Realized (1)  Exercisable    Unexercisable   Exercisable    Unexercisable
----                        --------    ------------  -----------    -------------   -----------    -------------

Elwood F. Winn                     0             0             0          7,500                0           0
Michael R. Houser                  0             0        69,600         38,000          $95,040           0
William K. Jacobson                0             0        50,400         27,500          $66,030           0
Thomas J. Timler              15,000       $81,645        29,700         22,500          $13,266           0
Armand C. Go                       0             0         6,000         15,000                0           0
James H. Dickelman           159,000      $467,970        45,000         90,000                0           0
John H. Dahly                      0             0        54,000         36,000          $23,940           0
--------------------------
     1)   The dollar value reflects the difference between the fair market value of the underlying shares at the time of exercise and the applicable exercise price of the options exercised.

     2) The dollar values reflect the difference between the fair market value of the underlying shares of common stock at the end of fiscal 2000 and the various applicable exercise prices of the named executive officers' outstanding options. The dollar values do not reflect any options that had an exercise price in excess of the fair market value of the underlying shares at the end of fiscal 2000. The fair market value at the end of fiscal 2000 was $10.75, the closing sale price per share on December 30, 2000, the last trading day of the fiscal year.

Director Compensation

     Our directors who are also our employees or whose employers provide professional services to the company receive no additional compensation for serving on the board. In contrast, we do pay our nonemployee directors (see the discussion set forth under "Executive Compensation - Report on Executive Compensation" above for more information). In addition to the compensation we currently pay our nonemployee directors, if the proposed stock option plan for nonemployee directors is approved by the shareholders, all of our nonemployee directors will also receive an annual grant of an option to purchase 5,000 shares of our common stock.

Severance and Change of Control Arrangements

     We have severance agreements with Elwood F. Winn, Michael R. Houser, William K. Jacobson, Thomas J. Timler and Armand C. Go that provide that, following a "change of control" of the company (as defined in the severance agreements), such executive officer will be employed:

     o in the same position for three years in the case of Messrs. Winn, Houser and Jacobson and two years in the case of Messrs. Timler and Go;

     o    performing equivalent duties; and

     o    at the same location as immediately prior to the change of control.

     o    During the employment period, each such officer would be entitled to:

     o receive a salary equal to his compensation rate in effect at the date of the change of control - subject to increase by the board of directors' compensation committee; and

     o inclusion in benefit plans available to employees of comparable status.

     If the officer elects to terminate his employment within one year after the change of control or if, at any time during the employment period, the officer's employment is terminated other than for "cause" - as defined in the severance agreements - or the officer's disability, or if the officer's duties are changed substantially without his written consent and the officer terminates his employment as a result, the officer would be entitled to receive:

     o a lump sum payment equal to the officer's base salary for the greater of the remainder of the employment period or one year;

     o the actuarially determined present value of the benefit accruals that would have been made through the end of the employment period under our retirement plans applicable to the officer; and

     o along with his eligible dependents, coverage under medical benefit plans through the end of the employment period.

     o    Additionally, upon a "change of control" of the company:

          o stock options granted to the named executive officers will become fully exercisable; and

          o the optionee will have the right to require the company to purchase his outstanding options for cash at an aggregate "acceleration price" for all shares of common stock subject to such options.

Compensation Committee and Stock Option Committee Interlocks and Insider Participation

     Steven R. Barth, a member of our compensation committee, is a partner in the law firm of Foley & Lardner, which has provided legal services to the company for over 40 years. Walter G. Winding, our nonemployee Chairman of the Board and a member of our compensation committee, provides services to the company in his capacity as Chairman of the Board, for which he is paid an hourly fee of $200. Under our bylaws, the Chairman of the Board is an officer of the company.

                          STOCK PERFORMANCE INFORMATION

     The line graph appearing below compares the total return on our common stock during the last five years with the total return of:

     o    companies in the Wilshire 5000 Index;

     o companies in a group of food retailers and wholesalers included as a peer group in past proxy statements. This group included: Arden Group, Inc., Delchamps, Inc., Marsh Supermarkets, Inc., Nash Finch Co., RichFood Holdings, Inc., and Seaway Food Town, Inc. The performance for this group only reflects the performance of (i) Delchamps, Inc. until November 1997, when Delchamps was acquired, (ii) RichFood Holdings, Inc. until August 1999, when RichFood Holdings was acquired and (iii) Seaway Food Town, Inc. until August 2000, when Seaway Food Town was acquired. The shareholder returns of each of the companies have been weighted based on each company's relative market capitalization as of the beginning of each period; and

     o companies in a newly selected peer group of food retailers and wholesalers which includes: Arden Group, Inc., Marsh Supermarkets, Inc., Nash Finch Co., SUPERVALU Inc., Fleming Companies, Inc. and Spartan Stores, Inc. We have selected this peer group in good faith, and the shareholder returns of each of the companies have been weighted based on each company's relative market capitalization as of the beginning of each period.

     We have chosen a new peer group this year for the following reasons. First, the acquisitions of Delchamps, Inc., RichFood Holdings, Inc., and Seaway Food Town, Inc. in the past three years have significantly decreased the number of companies within the old peer group. In our opinion, these changes have made the old peer group significantly less representative of our business than when it was originally chosen. Second, after the acquired companies are removed from the old peer group, it contains one food wholesaler and two companies that are primarily food retailers. We believe that a peer group with this two-to-one ratio is not representative of our business which consists of a "virtual chain" of retail stores served by a vertically-integrated wholesaler. Therefore, we added SUPERVALU Inc., Fleming Companies, Inc., and Spartan Stores, Inc. to the remaining companies in our old peer group because these companies operate as both food wholesalers and retailers. We believe that this new peer group represents the business that we are engaged in better than the old peer group.

                Comparison of Five-Year Total Shareholder Returns
                        (on a dividend reinvested basis)


                               [GRAPHIC OMITTED]

                               12/30/95     12/28/96      1/3/98       1/2/99        1/1/00      12/30/00
                               --------     --------      ------       ------        ------      --------

   Company Index                 $100         97.4         167.6        178.9        141.3         123.0
   Wilshire 5000 Index           $100         123.2        151.7        212.5        394.9         237.6
   Old Peer Group Index          $100         125.4        152.4        126.6         85.4         112.8
   New Peer Group Index          $100         94.7         122.0        149.2        111.9         89.8

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

     The following table sets forth certain items from the company's Consolidated Statements of Earnings as a percent of net sales and the year-to-year percentage changes in the amounts of such line items.

--------------------------------------- ------------------------------------------ ------------------------------
                                                  Percent of net sales                   Percentage change
--------------------------------------- ------------------------------------------ ------------------------------
                                                                                       2000            1999
                                            2000          1999           1998        vs. 1999        vs. 1998
--------------------------------------- ------------- -------------- ------------- -------------- ---------------
Net sales                                  100.0%        100.0%         100.0%          1.0%           2.5%
Gross margin                                16.5%         16.2%          16.1%          3.0%           2.9%
Operating and administrative expenses       14.0%         13.5%          13.3%          5.0%           3.9%
Earnings before income taxes                 2.5%          2.7%           2.9%         (6.5%)         (1.9%)
Net earnings                                 1.6%          1.7%           1.8%         (5.3%)         (1.9%)
--------------------------------------- ------------- -------------- ------------- -------------- ---------------

2000 vs. 1999

Net Sales

     Net sales for 2000 were $502.1 million, compared to $497.0 million for 1999. This was the first time in the company's history that the half-billion dollar annual sales volume milestone was reached. The increase of $5.1 million, or 1.0%, was due to increased net wholesale sales. Net wholesale sales in 2000 increased 2.1% to $294.5 million, compared to $288.5 million in 1999. The net wholesale sales improvement was attributable to the following:

     o The successful conversion to the Piggly Wiggly program of two new market franchise stores in Niagara and Winneconne, Wisconsin from other wholesalers during the third quarter of 1999;

     o The successful conversion to the Piggly Wiggly program of one new market franchise unit in Markesan, Wisconsin from another wholesaler in January 2000; and

     o The completion of one new market franchise supermarket in Kewaskum, Wisconsin in June 2000.

     The conversion of one franchise supermarket into a corporate store in November 1999 and additional competitive activities in certain franchise market areas offset some of the net wholesales sales volume increase. Retail sales decreased nominally to $207.5 million in 2000, compared to $208.4 million in 1999. This decrease was principally attributable to several of the company's retail stores experiencing intense competitive pressures. For a more detailed financial information about the breakdown of our wholesale and retail operations see the discussion set forth in note 11 under "Notes to Consolidated Financial Statements" below.

     The changes in net sales broken down by both wholesale and retail sales is summarized in the following chart:

         ------------------------------ ------------------- -------------------
         Sales                                 2000                1999
         ------------------------------ ------------------- -------------------
         Wholesale sales                $     409,437       $     411,913
         Intracompany sales                  (114,910)           (123,376)
                                        ------------------- -------------------
         Net wholesale sales                  294,527             288,537
         Retail sales                         207,529             208,422
         ------------------------------ ------------------- -------------------
         Total                          $     502,056       $     496,959
         ============================== =================== ===================

     Compared to 1999, net wholesale sales for 2000 increased 2.1%. In 2000, the quantity of items sold by our wholesale business decreased nominally but this decrease was more than offset by an increase in the prices of goods sold. During 2000, our retail grocery prices increased by approximately 2%, but the quantity of retail sales decreased by a slightly larger margin, resulting in a net retail sale decrease of 0.4%.

     As part of the company's continuing efforts to expand its "virtual chain" program, a new 55,000 square-foot franchise replacement supermarket was completed in January 2001 in Slinger, Wisconsin. There are currently four additional facility projects in various phases of planning or construction with completions scheduled throughout 2001. These projects include one replacement franchise unit in Campbellsport, Wisconsin; one expanded franchise store in Mequon, Wisconsin; and two replacement corporate stores in Sheboygan, Wisconsin and Zion, Illinois, respectively. Additionally, the company announced on January 31, 2001, an agreement to convert a retail supermarket owned and operated by Kohler company into a Piggly Wiggly franchise unit before the end of the second quarter of 2001. These five facility projects and one new market franchise store will increase aggregate selling space by nearly 75,000 square feet and should contribute to potentially increased wholesale sales in 2001. Based on the company's internal wholesale price index, inflation did not have a significant effect on sales between years.

Gross Margin

     Our gross margin increased from 16.2% in 1999 to 16.5% in 2000. The improvement in gross margin was primarily related to merchandising and promotional changes initiated early in 2000. In 1999, retail gross margin was adversely impacted by certain promotional events, including the 50th anniversary of Piggly Wiggly(R) stores in Wisconsin. Wholesale gross margins remained virtually unchanged between 2000 and 1999 and were not impacted by a change in the mix of goods sold.

Operating and Administrative Expenses

     Operating and administrative expenses, as a percent of sales, increased to 14.0% in 2000, compared to 13.5% in 1999. This increase of 0.5%, or $3.4 million, was principally attributable to the following factors:

     o Due primarily to three retail union health and accident rate increases between September 1, 1999 and February 1, 2000, the company incurred additional health and accident insurance expenses of approximately $1.1 million, or an increase of 33%, compared to 1999 levels. The company believes that further rate increases are possible during 2001.

     o Due to the extremely tight labor market in Wisconsin, especially in Sheboygan, additional overtime hours were necessary to operate utilized for the company's distribution facility. This resulted in the company incurring incremental distribution payroll costs approximating $500,000.

     o As the company continued its efforts to evaluate various strategic alternatives, one-time professional fees in excess of $400,000 were incurred. The company continues to evaluate various acquisition and strategic alternatives.

     Due to the continuing competitive nature of the industry, certain franchise operators and corporate retail stores continue to experience operational challenges in their respective marketplaces. As a result, the company continues to incur significant receivable realization charges from a number of underperforming franchise operators. Total 2000 and 1999 realization charges relating to wholesale bad debts and retail subsidies were $1.7 million and $2.3 million, respectively. Although certain franchise retail operations have improved, the company continues to evaluate various business initiatives relating to the operations of its underperforming and noncompetitive stores. These initiatives include, but are not limited to, the sale and subsequent conversion of these stores, the closure of these supermarkets or the implementation of other operational changes. As with prior years, implementation of any of these options would likely result in the company incurring certain repositioning or restructuring charges involving the termination costs of replaced, sold or closed stores. These actions would likely negatively impact earnings results in the short-term, however, the company would likely only take such action if it believes that such actions will help the company's long-term profitability. While the company did not incur any significant repositioning expenses during fiscal 2000 and 1999, the company believes there is a greater likelihood that additional repositioning expenses may be incurred in 2001 as the company further evaluates its options with regard to certain stores.

Net Earnings

     The company's fiscal 2000 operating income decreased 7.4% to $12.3 million, compared to $13.2 million in 1999. After allocating wholesale operating profits on sales through the company's corporate stores to retail, the wholesale segment yielded $9.4 million in operating income while the retail segment contributed $2.9 million, compared to $9.9 million wholesale and $3.3 million retail for fiscal 1999. Fiscal 2000 earnings before income taxes decreased 6.5% to $12.8 million, compared to $13.7 million in 1999. As a percent of sales, earnings before income taxes decreased to 2.5% in 2000 from 2.7% in 1999.

     Net earnings for 2000 decreased 5.3% to $7.9 million, compared to $8.4 million in 1999. Due principally to the intense competitiveness in certain market areas, the company's net earnings-to-sales ratio decreased nominally to 1.58% in 2000, compared to 1.68% in 1999. The net earnings to sales ratio represents the net margin realized by the company from each dollar of sale. This ratio is used by many companies in our industry to measure the profitability of their sales. As a result of significant company stock repurchases in 2000 and 1999, diluted earnings per share for 2000 increased 2.3% to $1.33 from $1.30 in 1999. The company's weighted average common shares and equivalents were 5,951,000 and 6,438,000 for 2000 and 1999, respectively.

1999 vs. 1998

Net Sales

     Net sales for 1999 were $497.0 million, compared to $484.9 million for 1998. The increase of $12.1 million, or 2.5%, was due to increased wholesale and retail sales volume. Net wholesale sales in 1999 increased 3.0% to $288.5 million, compared to $280.1 million in 1998. The wholesale sales improvement was attributable to the following:

     o The completion of two Wisconsin franchise store facility projects during the second quarter of 1998;

     o The completion of five Wisconsin franchise store facility projects during the first half of 1999;

     o    The opening of one new market franchise store in May 1999;

     o The successful conversion to the Piggly Wiggly program of two new market franchise stores from other wholesalers during the third quarter of 1999; and

     o A series of successful marketing events, including the 50th anniversary of Piggly Wiggly in Wisconsin held in October and November of 1999.

     Net wholesale sales were, however, negatively impacted by the company's two consolidations which were completed in November 1998 and January 1999 resulting in two franchise store closures.

     Retail sales increased 1.8% to $208.4 million in 1999, compared to $204.8 million in 1998. This improvement in retail sales volume was primarily attributable to the company's opening of its replacement corporate store in Appleton, Wisconsin in August 1998 and the continued success of various marketing and promotional events. To a lesser extent, retail sales also increased due to the conversion of one franchise store into a corporate store in November 1999. Competitive pressures in certain market areas, however, had an adverse impact on the company's retail sales in 1999. For a more detailed financial information about the breakdown of our wholesale and retail operations see the discussion set forth in note 11 under "Notes to Consolidated Financial Statements" below.

     The changes in net sales broken down by both wholesale and retail sales is summarized in the following chart:

         ------------------------------ ------------------- -------------------
         Sales                                 1999                1998
         ------------------------------ ------------------- -------------------
         Wholesale sales                $     411,913       $     404,047
         Intracompany sales                  (123,376)           (123,912)
                                        ------------------- -------------------
         Net wholesale sales                  288,537             280,135
         Retail sales                         208,422             204,750
         ------------------------------ ------------------- -------------------
         Total                          $     496,959       $     484,885
         ============================== =================== ===================

     Compared to 1998, net wholesale sales for 1999 increased 3.0% and net retail sales for 1999 increased 1.8%. The majority of both of these increases was due to an increase in the quantity of items sold.

     During 1999 the company had seven facility projects, all but one of which were completed in 2000. These projects included expansions in Kaukauna and Jackson, Wisconsin; one corporate replacement store in Racine, Wisconsin; two replacement supermarkets in Pardeeville and New Holstein, Wisconsin; and one new market store in Kewaskum, Wisconsin.

Gross Margin

     Our gross margin increased nominally from 16.1% in 1998 to 16.2% in 1999. Wholesale and retail gross margins both increased nominally between 1999 and 1998.

Operating and Administrative Expenses

     Operating and administrative expenses, as a percent of sales, increased to 13.5% in 1999, compared to 13.3% in 1998. This increase of 0.2%, or $2.5 million, was principally attributable to a number of factors. From the retail business segment, the company incurred additional expenses of approximately $850,000 relating to both the Appleton store that was opened in August 1998 and to the Oshkosh store that was converted from a franchise store to a corporate store in November 1999. From the wholesale business segment, the company incurred additional realization charges of nearly $800,000 in 1999 compared to 1998. Additionally, the company incurred and expensed more than $500,000 for its comprehensive analysis and evaluation of the company's ongoing core business (non-Y2K related) requirements.

     Due to the continuing competitive nature of the industry, certain franchise operators and corporate retail stores experienced operational difficulties in their respective marketplaces. As a result, the company continued to incur significant realization charges from a number of underperforming franchise operators. Total 1999 and 1998 realization charges relating to wholesale bad debts and retail subsidies were $2.3 million and $1.5 million, respectively. Although certain franchise retail operations improved, the company continued to evaluate various business initiatives relating to the operations of its underperforming and noncompetitive stores. These initiatives included, but were not limited to, the sale and subsequent conversion of these stores, the closure of these supermarkets or the implementation of other operational changes. During 1999, the company did not incur any repositioning charges, compared to $200,000 for 1998.

Net Earnings

     The company's fiscal 1999 operating income decreased 1.8% to $13.2 million, compared to $13.5 million in 1998. After allocating wholesale operating profits on sales through the company's corporate stores to retail, the wholesale segment yielded $9.9 million in operating income while the retail segment contributed $3.3 million. Fiscal 1999 earnings before income taxes decreased 1.9% to $13.7 million, compared to $13.9 million in 1998. As a percent of sales, earnings before income taxes decreased to 2.7% in 1999 from 2.9% in 1998.

     Net earnings for 1999 decreased 1.9% to $8.4 million, compared to $8.5 million in 1998. Due principally to the intense competitiveness in certain market areas, the company's net earnings-to-sales ratio decreased to 1.68% in 1999, compared to 1.76% in 1998. Diluted earnings per share for 1999 increased 5.7% to $1.30 from $1.23 in 1998. Although net earnings decreased nominally in 1999 compared to 1998, diluted earnings per share increased due to the company's repurchases of 821,600 shares which reduced the weighted average shares and equivalents outstanding.

Liquidity and Capital Resources

     During fiscal 2000 the primary source of liquidity was cash generated from operations. Total cash generated from operations for fiscal 2000 was $21.3 million, compared to $5.5 million in 1999. Cash flow from operations increased significantly between years due principally to timing of cash receipts, cash payments and changes in short-term financing to the company's wholesale customers.

     Net cash outflows for investing activities totaled $4.9 million in 2000 compared to $2.5 million in 1999. This increase in outflows was primarily attributable to increased capital expenditures in 2000, compared to 1999. Of the total capital expenditures of $5.3 million in 2000, the company invested more than $2.2 million for retail upgrades. Approximately 55% of the retail expenditures related to equipment purchases for the replacement supermarket in Racine, Wisconsin. The remainder of the retail expenditures was used for other corporate retail store equipment and technological upgrades. The wholesale and corporate capital expenditures of $3.1 million in 2000, compared to $1.3 million in 1999, were principally technology-related upgrades. For 2001 the company's capital budget is estimated at $7.1 million, of which $4.15 million was committed as of December 30, 2000. Of this $7.1 million total, the company has allocated $4.5 million for retail replacement units and upgrades, $1.1 for technology hardware and software and $1.1 for distribution upgrades. This capital budget of $7.1 million is exclusive of any capital expenditures the company may incur in 2001 as a result of its comprehensive evaluation of the core business systems. The company expects to finance these projects from internally generated capital. If the company decides to channel its working capital to certain strategic growth needs, the company can also avail itself of its current unused and unsecured bank revolving line of credit totaling $16 million.

     Net cash outflows for financing activities were $7.4 million in 2000 compared to $14.9 million in 1999. The company repurchased 558,540 shares of its own stock in 2000 aggregating $6.1 million, compared to 821,600 shares for $12.9 million during 1999. The company's Board of Directors amended the stock repurchase program twice during 2000, increasing the stock repurchase program from $15 million to eventually $25 million of repurchase authority as of the end of the year. As of December 30, 2000, only $7.4 million remained available for stock repurchases. Since the first stock repurchase program commenced in January 1992, the company has repurchased nearly 3,500,000 shares, or approximately 40%, of its outstanding common stock.

     In summary, cash and equivalents for fiscal 2000 increased $8.9 million, resulting in a year-end balance of $31.3 million. Of this year-end cash balance, approximately $21.9 million was invested in short-term investments with maturities of less than three months, such as taxable money market funds and commercial paper with strong credit ratings. The company does not use any form of derivative securities for hedging or for other reasons.

     The company is generally the prime lessee of new retail store facilities, which it then subleases to independent franchise operators. All new facilities in 2000 were financed through operating lease agreements. The company also leases transportation equipment, principally tractors and trailers, corporate office space and certain office equipment. Some leases contain contingent rental provisions based on sales volume at retail stores or miles traveled for transportation equipment. Contingent rentals for 2000 and 1999 were both approximately $1.0 million. At December 30, 2000, the company had recorded $11.6 million of minimum lease payments required to be paid under operating leases in 2001. Additionally, at December 30, 2000, the company had $8.3 million of long-term capital lease obligations, $4.2 million of which represented long-term receivables from wholesale customers under capital leases.

     The company typically provides short-term financing support to its wholesale customers for the purchase of facilities and equipment for new or remodeled stores. After being provided, this financing support is subsequently refinanced, typically through banks, with the company being reimbursed. As part of the financing program, the company had contingent liabilities under bank note guarantees totaling nearly $18.0 million at December 30, 2000. All of the loan guarantees are substantially collateralized, principally with equipment and inventory and, to a lesser extent, with building facilities.

     At December 30, 2000, the company's ratio of total liabilities to shareholders' investment was 1.12, compared to a ratio of 0.95 at January 1, 2000.

     The company believes its cash, working capital and debt-to-equity positions continue to compare very favorably to most industry competitors. Additionally, the company believes that its financial condition and cash flow from operations will continue to provide it with adequate long-term flexibility to finance anticipated capital requirements without adversely impacting its financial position or liquidity.

Company Business

     The company is engaged in distributing food and related products at wholesale and retail. At December 30, 2000, the company franchised 71 and operated 19 corporate retail supermarkets under the Piggly Wiggly name in its eastern and northeastern Illinois market areas.

     The company is the prime supplier to its franchised and corporate supermarkets. The company also serves as a wholesaler to other smaller independent retail stores in its market areas. The company supplies grocery, frozen food, dairy and produce to its customers through its 364,000 square-foot distribution center in Sheboygan, Wisconsin. Also, the company provides its customers with fresh, frozen and processed meats, eggs and deli items through a third-party distribution facility in Milwaukee, Wisconsin on a contract basis.

     The company employs approximately 1,750 persons, nearly 1,300 of whom are employed in the corporate retail segment operations. A majority of the company's retail employees are employed on a part-time basis. Of the company's remaining employees, approximately 200 are engaged in warehousing, distribution and trucking activities, and nearly 250 are corporate and administrative personnel.

                APPROVAL OF AGREEMENT AND PLAN OF SHARE EXCHANGE

General

     We propose to reorganize our operations by forming a holding company structure. Under the terms of the Agreement and Plan of Share Exchange, which is attached as Appendix C, all of the outstanding shares of our common stock will be exchanged on a share-for-share basis for Fresh Brands common stock. When the exchange is completed, each person who owned our common stock immediately prior to the exchange will own a corresponding number of shares (and percentage) of Fresh Brands common stock. Similarly, Fresh Brands will own all of the outstanding shares of our common stock. In short, the exchange will transform Fresh Brands from a wholly-owned subsidiary of the company into the company's sole shareholder. If the exchange is implemented, shareholders will not be required to surrender their existing Schultz stock certificates for stock certificates of Fresh Brands.

     Our corporate structure immediately prior to the share exchange is as follows:

                         -----------------------------
                                  Shareholders
                         -----------------------------
                                        |
                                        |
                         -----------------------------
                           Schultz Sav-0 Stores, Inc.
                         -----------------------------
                                        |
                                ------------------
                                |                 |
                   -------------------      --------------------
                    PW Trucking, Inc.        Fresh Brands, Inc.
                   -------------------      --------------------


     The reorganized corporate structure of the company and Fresh Brands immediately after the exchange will be as follows:

                         -----------------------------
                                  Shareholders
                         -----------------------------
                                        |
                                        |
                         -----------------------------
                               Fresh Brands, Inc.
                         -----------------------------
                                        |
                                        |
                         -----------------------------
                           Schultz Sav-0 Stores, Inc.
                         -----------------------------
                                        |
                                        |
                               -------------------
                                PW Trucking, Inc.
                               -------------------


     The company's board of directors believes that the plan of share exchange is in the best interests of the company's shareholders. The plan of share exchange has been approved by the boards of directors of both the company and Fresh Brands and by the company in its capacity as Fresh Brands' sole shareholder, and has been executed by authorized officers of each company. If our shareholders approve the plan of share exchange, the exchange will become effective when the we file articles of exchange with Wisconsin Department of Financial Institutions, which we intend to do as soon as practicable after we receive shareholder approval.

     Approval of the plan of share exchange by our shareholders will also result in amendments to our 1995 equity incentive plan and, if adopted at the annual meeting, our 2001 nonemployee director stock option plan to substitute Fresh Brands common stock for our Common Stock (see the discussion set forth under "The Agreement and Plan of Share Exchange--Stock Incentive Plans" below for more information). Such amendments provide for the future use of Fresh Brands common stock instead of our common stock under the common stock plans. Moreover, after the exchange is completed, Fresh Brands will become the sponsor of the common stock plans instead of the company. However, approval of the plan of share exchange will not constitute approval of the proposal to amend the 1995 equity incentive plan or the proposal to adopt the 2001 nonemployee director stock option plan.

     After the exchange, Fresh Brands shareholders will have the right to vote on corporate action concerning Fresh Brands (but not the company) in accordance with the Wisconsin Business Corporation Law. The exchange will not result in any change in the outstanding indebtedness of the company, which will continue to be indebtedness of the company after the exchange.

Present Overview

     While our retail and franchise stores have multiple owners, they form a "virtual chain" because, from the perspective of consumers, the stores operate as if they had a single owner. We believe that the virtual chain approach allows independent store owners to combine the advantages associated with being a part of a chain of stores with the benefits associated with the ownership and operation by a visible member of the community in which the store is located. This approach benefits the company because we serve as the primary supplier of grocery, meat, produce, dairy, bakery and deli products to all of the stores in our virtual chain.

     The foundation of our virtual chain is the "program" that we offer to our franchisees. The "program" includes sophisticated and creative marketing and merchandising "programs," advertising and other promotional activities, accounting services, maintenance and engineering programs, retail technology support, retail operations support, centralized purchasing capabilities and other support services. Although we serve as a wholesaler to a number of small, independently operated retail supermarkets and convenience stores in our market areas, our wholesale operations are driven by the fact that we are the primary supplier to our 90 franchised and corporate-owned Piggly Wiggly(R) supermarkets. By combining this wholesale business with our retail business, we have created a "hybrid" retailer and wholesaler.

     We believe that the hybrid nature of our business gives us competitive advantages over both "pure" wholesalers and retailers. For example, compared to retail companies in our businesses, the costs of adding stores to our virtual chain is less expensive because our franchisees, who are our business "partners," pay some of the costs associated with additional stores. In addition, the "program," by creating a close alliance between us and our franchisees, ties the stores into our virtual chain to the company more closely than is often the case with other stores and their wholesalers.

     In 2000, our virtual chain had approximately $800 million in retail sales. For a more detailed financial information about the breakdown of our wholesale and retail operations see the discussion set forth in note 11 under "Notes to Consolidated Financial Statements" below. The virtual chain encompasses all Piggly Wiggly supermarkets, both franchised and corporate, in a single, coordinated merchandising and advertising program which typically includes:

     o    a weekly newspaper ad insert;

     o    outdoor boards;

     o    television and radio spots;

     o    sponsorship of entertainment and charitable events; and

     o    our Piggly Wiggly Preferred Club(R)Card and E-Savings programs.

     We believe that this coordinated program allows us to leverage the combined buying power of all our franchised and corporate stores and deliver a powerful and effective promotional vehicle for our participating vendor partners. Additionally, we believe that we provide our franchised stores with cost-effective administrative support services and financial resources that enable the operation of efficient, contemporary supermarkets, while the independent retail ownership of our franchisees provides the entrepreneurial spirit and community involvement that we believe is an integral part of marketing in smaller markets. The successful combination of these elements creates the partnership between us and our franchisee retailers that results in a virtual chain of coordinated and integrated retail food distribution. By operating as a virtual chain, we are able to achieve superior performance compared to traditional wholesalers, yet avoid significant direct capital investments at the retail level to grow our business. Our franchisee retailer, as part of the virtual chain, benefits from lower cost of products and the coordinated promotional activity normally associated only with larger retail grocery chains. We believe that this structure enables us to leverage the favorable elements of both a wholesaler and a retailer, giving us and our franchisees a unique advantage in our marketplace. We believe that this advantage has been a key component in our success over the past few years as the virtual chain concept has evolved.

     We supply a variety of products to our franchised and corporate supermarkets and other wholesale customers, primarily from our warehouse and distribution center in Sheboygan, Wisconsin. We also provide our franchised and corporate supermarkets and other customers with fresh, frozen and processed meat, eggs and deli products from a third-party distribution facility in Milwaukee, Wisconsin. Through arrangements with several vendors, we also offer a line of carbonated soft drinks, fruit drinks and drinking and distilled water under our Springtime(TM) label.

     In the absence of acquisition or consolidation activity, we expect the near-term prognosis for the industry and our company to be continued moderate growth. As a result, we continue to evaluate acquisition opportunities, particularly any that might allow us to expand our core competencies and meet our return on investment and profitability requirements. As part of implementing our corporate strategy to improve the profitability of our corporate retail operations, we continue to seek opportunities to expand and acquire corporate and franchise stores, to convert or close underperforming stores and to enter new markets. We will focus primarily on:

     o growth initiatives that leverage our core competencies in marketing and merchandising food products and services to our franchise, corporate, and retail customers;

     o    profitability initiatives that drive EBITDA as a rate to sales; and

     o development of new business systems to support and facilitate our strategic initiatives.

     Our significant accomplishments since the beginning of fiscal 2000 include the:

     o conversion of a formerly independent operator into a franchisee in Markesan, Wisconsin in January 2000;

     o closing an older corporate store and replacing it with a more competitive and larger facility in Racine, Wisconsin in May 2000;

     o opening a new market franchise store in Kewaskum, Wisconsin in June 2000; and

     o closing older franchise stores and replacing them with more competitive and larger facilities in Pardeeville, New Holstein and Slinger, Wisconsin in April 2000, September 2000 and January 2001 respectively.

     The following projects are scheduled for completion in 2001:

     o replacement of an existing franchise supermarket in Campbellsport, Wisconsin; and

     o replacement of existing corporate supermarkets in Sheboygan, Wisconsin and Zion, Illinois.

We are a Wisconsin corporation organized in 1912 and maintain our corporate headquarters at 2215 Union Avenue, Sheboygan, Wisconsin 53081. You can visit our internet website at http://www.shopthepig.com.

Wholesale Operations

     For several years, we have emphasized our wholesale distribution business and the associated refinement of our franchise store base which, combined with our unique marketing and merchandising program, has created an effective and efficient virtual chain.

     We believe that one of the competitive advantages we provide to our franchised supermarkets through our virtual chain strategy is our value-oriented customer merchandising and community-specific marketing support program, pursuant to which franchisees participate with corporate stores in systemwide promotions and other merchandising events. Through a variety of partnering, merchandising and marketing programs, we benefit our franchisees through additional sales resulting from heightened consumer name recognition and in-store merchandising programs, combined with special promotional pricing. Additional services that we provide to our franchisees include:

     o    retail performance counseling and supervision;

     o    retail financial accounting;

     o    preparation of store payrolls;

     o preparation of print, electronic and outdoor media advertising (including various point-of-sale materials);

     o    assistance in the selection and analysis of store locations;

     o    financing and lease negotiations;

     o    merchandise planning;

     o    equipment selection and sourcing;

     o engineering services, including store design, floor layout and facility project management;

     o    retail technology implementation and support;

     o    labor planning and scheduling; and

     o    product category supervision.

     We provide some of these services as part of the franchise relationship, while other services are provided under a separate fee arrangement intended to cover our costs.

     We are the primary supplier to all of our franchised and corporate supermarkets. We also serve as a wholesaler to other smaller independent retail stores in our market area, accounting for approximately 2% of our 2000 net sales.

     Franchisees pay us fees determined by the retail sales of their supermarkets. We do not charge an initial fee to franchisees for granting a franchise. Consistent with industry practice, in certain situations, we provide credit enhancements to certain qualified franchisees by (i) leasing the franchisee's supermarket premises and, in turn, subleasing the premises to the franchisee and/or (ii) guaranteeing a portion of the franchisee's bank borrowings.

     Under our Piggly Wiggly Master Franchise Agreement, our franchise territory includes all of Wisconsin, the upper peninsula of Michigan and designated counties in northern Illinois, southeastern Minnesota and eastern Iowa. Our franchise rights are of unlimited duration and are not subject to any specific termination provision. We are required to pay franchise fees to the current franchisor in parts of our market areas. The only other material obligation imposed on us in our franchise territory is that the supermarkets operated under the Piggly Wiggly name must comply with the standards imposed on supermarkets in the Piggly Wiggly system. We believe that our own franchised and corporate store standards exceed the Piggly Wiggly system standards.

Retail Operations

     Our franchised and corporate supermarkets stock a comprehensive selection of groceries, frozen foods, prepared foods, fresh produce, meat, poultry, eggs and dairy products. Our franchised and corporate supermarkets also allocate display space to non-food items, such as health and beauty aids, housewares, magazines and periodicals, video cassette rentals, flowers and plants, greeting cards and general merchandise. Our franchised and corporate supermarkets carry a broad range of branded merchandise and private-label store branded product alternatives to branded merchandise. In general, the private-label products carried by our franchised and corporate supermarkets have lower selling prices, but higher gross profit margins, than branded merchandise. Consistent with trends generally within the industry, we continue to experience increases in retail customer demand for store brands and believe that our Topco-procured line of branded products is satisfying this consumer trend. See "Purchasing and Distribution." Based on our internal wholesale price index, inflation did not have a significant effect on sales between 2000 and 1999, except with regard to fuel costs incurred transporting products to our franchised and corporate stores. Although inflation had a significant effect on our fuel costs, we were able to recover some of this increase by imposing a fuel surcharge on our franchised stores.

     The Piggly Wiggly Preferred Club(R) Card marketing program, a customer-friendly, card-based system, is in place in all our corporate and franchised supermarkets. We designed the Piggly Wiggly Preferred Club(R) Card to reward current customers and attract new customers by offering "clipless coupons" on weekly advertised specials and "automatic" savings on monthly store specials. The card, processed by computerized check-out equipment that is used in all of the stores in our virtual chain, allows us to maintain a valuable, integrated database that we use to identify our best customers and their preferences so that the virtual chain of stores can better serve its customers. We will never sell customer-specific information in our database for use by third parties. The card also doubles as a check-cashing and video rental identification card. Additionally, the Piggly Wiggly Preferred Club(R) Card program affords the ability to issue point-of-sale coupons redeemable on future purchases.

     In December 2000, we partnered with ValuPage(R) to launch Piggly Wiggly E-Savings, the industry's first and most personalized online and in-store grocery savings program. Customers register for the Piggly Wiggly E-Savings program by providing their e-mail addresses and Piggly Wiggly Preferred Club(R) Card numbers. After registering, customers receive a weekly e-mail with store specials and coupons customized for their shopping preferences as well as special savings and sweepstakes. We believe that the Piggly Wiggly Preferred Club(R) Card and E-Savings program and the coordinated marketing and merchandising program they support will be key components to our future growth.

     Our franchised supermarkets range in size from 10,400 square feet to 54,400 square feet, with an average of 25,770 square feet. Our corporate supermarkets range in size from 19,980 square feet to 54,850 square feet, with an average of 34,990 square feet. All of our franchised and corporate supermarkets contain several perishable or specialty service departments, including:

     o    fresh and processed meat;

     o    take-home entrees and snacks;

     o    fresh fruits and vegetables;

     o    fresh seafood;

     o    delicatessen;

     o    flowers and plants; and

     o    baked goods.

     Several supermarkets also contain or provide one or more of the following:

     o    wine and spirit sales;

     o    video rentals;

     o    lottery sales;

     o    photo processing services;

     o    TicketMaster(R)ticket centers;

     o    in-house banking services;

     o    in-house dry cleaning stores;

     o    automated teller machines; and

     o    on-line debit and credit card check-out services.

     Certain franchised and corporate stores continue to fail to meet certain financial performance goals. In order to further improve our results of operations, we continue to evaluate various business alternatives relating to underperforming operations, including the sale or conversion of these stores, closing stores and implementing other operational changes.

Summary of Our Stores

     The following table shows our development of, and changes in, our franchised and corporate retail supermarkets for the periods presented:

                                      Franchise Supermarkets                    Corporate Supermarkets
                              ----------------------------------------  ---------------------------------------
Number of Supermarkets
                               1996     1997    1998    1999    2000     1996    1997    1998    1999    2000
                               ----     ----    ----    ----    ----     ----    ----    ----    ----    ----
Beginning of Year               66       68      68      68      69       19      16      18      18      19

New Market Supermarkets(a)       1       1       1       1       1        --      1       --      --      --

Replacement Supermarkets(b)      2       1       1       1       2        --      --      1       --      1

Converted to/from                1      (1)      --     (1)      --      (1)      1       --      1       --
Franchise(c)

Terminated Operations(d)        (2)     (2)     (2)     (2)     (2)      (2)      --     (1)      --     (1)

New Franchises(e)               --       1       --      2       1        --      --      --      --      --

End of Year                     68       68      68      69      71       16      18      18      19      19

Remodeled Supermarkets(f)        1       3       2       4       2        --      --      --      --      --

---------------
(a)  New market supermarkets are newly constructed supermarkets in market areas not recently served by us.
(b)  Replacement supermarkets are newly constructed supermarkets whose opening corresponds with the closure of a nearby franchised or corporate supermarket.
(c)  Supermarkets that are converted from corporate to franchise units, or vice versa, are included as reductions to supermarket totals in one category and corresponding additions to totals in the other category.
(d)  Terminated operations represent supermarkets that are no longer going concerns, including replaced supermarkets.
(e)  New franchises are additions to our franchise group other than through conversion from corporate supermarkets.
(f)  Remodeled supermarkets represent supermarkets that have undergone substantial expansion and/or remodeling totaling at least $300,000.


Purchasing and Distribution

     We purchase groceries in sufficient volume to qualify for favorable price brackets for most items. We purchase brand name grocery merchandise directly from the manufacturers or processors and purchase produce, meat and seafood from a variety of sources. We purchase substantially all of our private label items and fresh meats through Topco Associates, Inc. Topco is a national purchasing cooperative whose member-owners consist of more than 25 regional supermarket chains and food services organizations who collectively operate more than 2,600 stores. According to

Topco data, its member-owners accounted for approximately 10% of United States grocery store sales volume in 2000. In 2000, purchases through Topco accounted for approximately 13% of our total inventory purchases. We also purchase store and warehouse equipment and supplies, primarily bags and packaging material, through Topco. Topco's size and purchasing power enable it to employ large-volume, low-cost purchasing techniques on behalf of its member-owners.

     In January 2000, we became a member of "World Brands," a Topco division dedicated to using the combined purchasing power and marketing strength of its members to obtain favorable treatment from national brand manufacturers. To attain this goal, World Brands, together with its members, negotiates with each vendor for the benefit of all of its members in a manner similar to the way that a retailer would do on behalf of its entire organization. There are currently sixteen members of World Brands, all of which are also members of Topco. According to World Brands data, the combined retail sales of its members surpasses that of all but four of the grocery retailers in the United States. The World Brands programs in which we have participated lead us to believe that World Brands presents us with an opportunity to qualify for more favorable prices and promotions than we could attain on our own.

     We and our direct-contract, third-party distribution center supplied more than 70% of the products supplied to our franchised and corporate stores in 2000. The remainder were supplied by direct store delivery vendors. We own our 364,000 square-foot distribution center in Sheboygan, Wisconsin. With the exception of fresh, frozen and processed meat, eggs and deli products, we distribute all products that we supply from our Sheboygan facility. While we perform the buying function, a third-party contractor in Milwaukee, Wisconsin performs the distribution services for our meat operations. We believe that this arrangement provides us with operating cost efficiencies and the ability to expand our wholesale product offerings and better satisfy wholesale customer delivery schedules through improved capacity.

     As described above under "Wholesale Operations," we believe that one of our competitive advantages is the community-oriented marketing programs that we provide to franchisees as part of our virtual chain strategy. Coordinated weekly newspaper ad inserts, high-visibility outdoor billboard advertising and television and radio advertising stress the value and customer service provided by our local Piggly Wiggly supermarkets. We also sponsor local events and festivals throughout the marketing area to improve our Piggly Wiggly name recognition, such as the Midwest's largest fireworks display at Milwaukee's Summerfest lakefront music festival.

     We operate a leased, full-service trucking fleet, which consists of 22 tractors and 44 refrigerated trailers. We augment our transportation requirements with temporary leasing arrangements as conditions warrant. PW Trucking, Inc., our wholly-owned subsidiary, provides contract and common carrier services throughout our operating territory. Revenues from unrelated parties generated by this business were nominal in 2000 and are expected to be nominal in 2001.

Competition

     The wholesale and retail food industry is highly competitive. At the wholesale level, we compete with regional and national wholesalers, such as Fleming Companies, Inc., SUPERVALU Inc., Roundy's, Inc. and Nash Finch Co. We believe that key competitive factors include the provision of the following services to franchise customers:

         o        credit enhancements and working capital support;

         o        advertising;

         o        retail performance and supervision counseling;

         o        accounting and financial services;

         o        merchandising;

         o        facilities engineering;

         o        design and project management; and

         o        retail technology support.

     We believe that our distribution facilities and the wide range of support and marketing services provided to our franchised and corporate retail supermarkets allow us to provide prompt and efficient, low-priced, high-quality products and important supplemental services to our franchised and corporate supermarkets and other customers.

     The degree of competition at the retail level varies with store location. In most of our franchised and corporate supermarket locations, we compete primarily with local retail operators, virtually all of whom are affiliated with competing wholesalers through arrangements similar to those we have with our franchisees. In some of our supermarket locations, however, we also compete with national and regional retail chain stores, such as Sentry Food Stores, Pick `N Save, Cub Foods, Jewel Food Stores, Dominicks Finer Foods, Copps Supermarkets and Kohl's Food Stores. Other competitors include the general merchandise, wholesale club and supercenter format stores, such as Wal-Mart Stores, Inc., K-Mart Corp., ShopKo Stores, Inc. and others. We believe that the principal retail competitive factors include:

         o        price;

         o        product quality and variety;

         o        store location and appearance; and

         o the quality of a store's perishable product and service departments.

     We believe our supermarkets' emphasis on low-cost, high-quality products, community-based multi-media marketing and merchandising programs and a high degree of in-store customer service and friendliness provide our franchised and corporate supermarkets with a competitive advantage in many retail market areas.

     Certain of our competitors at both the wholesale and retail level may have a competitive advantage resulting from utilizing lower-cost, non-union workforces. Certain of our competitors have greater financial resources and marketing budgets than we do. Also, certain competitors using the general merchandise, wholesale club format or supercenter format may choose to carry and market a less extensive variety of products, which may allow them to sell such items at a lower per unit cost than we do.

Employees

     As of December 30, 2000, we employed approximately 1,750 persons, including approximately 1,300 in the operation of our corporate retail supermarkets. A majority of our corporate retail employees are employed on a part-time basis. Of our remaining employees, approximately 200 are engaged in warehousing and trucking activities and approximately 250 are corporate and administrative personnel. Three retail collective bargaining agreements, covering a total of approximately 250 employees expire in 2001. We do not currently anticipate any strikes, work stoppages or slowdowns in connection with renewing such agreements.

PW Trucking, Inc.

     PW Trucking, Inc. is a wholly-owned subsidiary of Schultz that provides contract and common carrier services throughout our operating territory.

Fresh Brands, Inc.

     Fresh Brands, a Wisconsin corporation, was organized in 2001. Fresh Brands is currently a direct subsidiary of the company. Upon the consummation of the share exchange, Fresh Brands will become our parent company. Thus, all the business and operations conducted by the company and its subsidiary immediately before the share exchange will continue to be conducted by Fresh Brands and its subsidiaries (including the company) immediately after the exchange. Similarly, the consolidated assets and liabilities of the company and its subsidiaries immediately before the exchange will be the same as the consolidated assets and liabilities of Fresh Brands and our subsidiaries (including the company) immediately after the share exchange.

     Fresh Brands currently conducts no business and has virtually no assets and exists solely for the purpose of serving as a holding company. Fresh Brands is not expected to be an operating company. After the reorganization is completed, Fresh Brands will engage in business activities through its subsidiaries (including the company). As business conditions warrant, additional subsidiaries of Fresh Brands, or of one or more of its subsidiaries, may be formed.

Quantitative and Qualitative Disclosures About Market Risk

     We believe that our exposure to market risk related to changes in foreign currency exchange rates, interest rate fluctuations and trade accounts receivable is immaterial.

Reasons for Plan of Share Exchange

     We believe that it is in the best interests of our shareholders to actively pursue growth and expansion initiatives. As in the past, such expansion may occur through the addition of individual stores, which will likely operate under the Piggly Wiggly(R) name, to our virtual chain on a store-by-store basis. Because opportunities to expand in this manner are limited, however, we intend to pursue multi-store acquisitions. If we are successful in completing this type of acquisition, it is likely that the acquired stores will operate under brand names other than Piggly Wiggly(R) and will retain their independent corporate cultures and structures.

     We believe that the proposed reorganization would help us:

     o retain the corporate cultures associated with the brand names of acquired stores;

     o maintain the distinct teams required to operate stores under different names and formats;

     o improve our ability to differentiate stores operating under different brand names in the marketplace;

     o    provide flexibility to meet future financing needs;

     o create one entity - Fresh Brands - that will be recognized by the shareholders, the public, financial institutions and other business partners; and

     o isolate certain liabilities so that the impact of these liabilities on our shareholders is minimized.

     The proposed reorganization is similar to transactions undertaken by other companies in the food wholesale and retail industry in the past few years.

Termination or Amendment of the Plan of Share Exchange

     Even if the shareholders approve the plan of share exchange, the boards of directors of the company and Fresh Brands may terminate the plan of share exchange by mutual consent if the boards determine that the reorganization would be inadvisable or if certain required consents or approvals have not been obtained within a reasonable time. In addition, the boards of directors of the company and Fresh Brands, acting together, may amend the plan of share exchange at any time prior to its effectiveness. Once the shareholders have approved the plan of share exchange, our board of directors may amend, modify or supplement the plan of share exchange only if the amendment, modification or supplement does not, in the sole judgment of the board of directors, materially and adversely affect the rights of our shareholders.

Conditions to Plan of Share Exchange

     The plan of share exchange will not be completed unless certain conditions are satisfied, including:

     o    Approval of the plan of share exchange by our shareholders;

     o Approval for listing of Fresh Brands common stock by the Nasdaq National Market; and

     o Receipt of an opinion from Foley & Lardner, our general counsel, as to the validity of Fresh Brands common stock to be issued under the plan of share exchange.

Rights of Dissenting Shareholders

     Under the Wisconsin Business Corporation Law, holders of our common stock will not have dissenters' rights (including rights of appraisal) in connection with the plan of share exchange.

Stock Incentive Plans

     We currently maintain a 1995 Equity Incentive Plan. In addition, if approved at the annual meeting, we will also maintain the 2001 Nonemployee Director Stock Option Plan. Once the exchange is completed, Fresh Brands will become the sponsor of these plans. Thereafter, Fresh Brands common stock will be used instead of our common stock whenever stock is required in connection with the plans. Amendments to the common stock plans to provide for the foregoing will take effect at the same time as the exchange. Shareholder approval of the plan of share exchange will also constitute shareholder approval of such amendments to the common stock plans.

Listing of Fresh Brands Common Stock

     At the request of our Nasdaq listing representative, we have not yet applied to have Fresh Brands' common stock listed on the Nasdaq National Market. We will apply to have the Fresh Brands common stock be listed on the Nasdaq National Market shortly after the Fresh Brands registration is declared effective. We have already reserved the symbol "FRSH" for Fresh Brands' stock. Based upon conversations we have had with our current Nasdaq listing representative, we expect to receive approval for listing of Fresh Brands' stock on the Nasdaq National Market before our May 9, 2001 shareholder meeting. According to the terms of the share exchange, if such approval is not received, the reorganization will not occur. At the time of the listing of Fresh Brands common stock, we will delist our common stock. Transfer Agent and Registrar

     The transfer agent and registrar for Fresh Brands common stock will be Firstar Bank, N.A. The address for the transfer agent and registrar is Corporate Trust Department, 1555 North Rivercenter Drive, Suite 301, Milwaukee, Wisconsin 53212.

Price Range of Common Stock

     Our common stock is currently listed on the Nasdaq National Market. The high and low sales prices of Schultz's common stock during the twelve months ended December 30, 2000 were $13.00 and $9.88, respectively. The high and low price on February 23, 2001 was $11.38.

Dividend Policy

     The most recent quarterly dividend declared on our common stock was $0.09 per share payable on March 9, 2001. We expect that Fresh Brands will pay quarterly dividends on its common stock on the same dates and in the same amounts that we currently pay dividends on our common stock. We expect that for the foreseeable future the funds required by Fresh Brands to enable it to pay dividends will be derived predominantly from the dividends paid by the company. However, we cannot guarantee what the amount of the initial quarterly dividend on Fresh Brands common stock may be. Nor can we guarantee the payment of future dividends, since the declaration of such dividends will depend primarily on the ability of Fresh Brands' subsidiaries to pay dividends to Fresh Brands. That ability, in turn, will depend on the future earnings, cash flow and financial condition of those subsidiaries.

     Our ability to make dividend payments to Fresh Brands will depend upon the availability of retained earnings and the needs of its business. We intend to pay dividends to Fresh

Brands, if available, in amounts which will be sufficient for Fresh Brands to pay cash dividends and to pay its expenses, including operating expenses, if any.

Directors and Executive Officers

     Currently, Fresh Brands is managed by Elwood F. Winn, its sole director. Prior to the reorganization, however, the other eight directors of Schultz will be elected to the Fresh Brands board of directors. As a result, the board of directors of Fresh Brands immediately prior to the reorganization will consist of the same directors as our board of directors, including directors elected at our 2001 annual meeting. Fresh Brands' directors will serve terms ending on the date that their terms as the company's directors are scheduled to end. The first election of Fresh Brands directors after the reorganization will be at its annual meeting of shareholders in 2002, at which one class of directors will be elected. Each year thereafter, one class of directors will be elected by the shareholders of Fresh Brands.

     We anticipate that immediately prior to the reorganization, the officers of Fresh Brands will consist of the following:


          Name and Age                 Expected Offices of Fresh Brands
                                      Immediately After the Reorganization

Walter G. Winding, 59...........  Chairman of the Board
Elwood F. Winn, 50..............  President and Chief Executive Officer
Michael R. Houser, 49...........  Vice Chairman of the Board
Armand C. Go, 39................  Vice President and Secretary

     With the exception of Mr. Go, the recent business experience of these officers is summarized above under "Election of Directors." Mr. Go has been Schultz's Vice President, Chief Financial Officer, Treasurer and Secretary since December 2000, Schultz's Vice President, Treasurer and Chief Accounting Officer from May 1999 to December 2000, Schultz's Treasurer and Chief Accounting Officer from January 1998 to May 1999 and Schultz's Controller from May 1994 to December 1997.

Description of Schultz Capital Stock

     We are authorized to issue:

     o 20,000,000 shares of common stock having a par value of $0.05 per share, of which 5,475,924 shares were issued and outstanding as of February 22, 2001; and

     o 1,000,000 shares of preferred stock having a par value of $0.05 per share, of which no shares were issued and outstanding as of February 22, 2001.

     The preferred stock, if any shares were outstanding, would have preference over the common stock as to dividends and assets on liquidation.

Description of Fresh Brands Capital Stock

     Fresh Brands is authorized to issue:

     o 20,000,000 shares of common stock having a par value of $0.05 per share, of which 100 shares were issued and outstanding, and held by the company, as of February 22, 2001; and

     o 1,000,000 shares of preferred stock having a par value of $0.05 per share, of which no shares were issued and outstanding as of February 22, 2001.

     Preferred Stock. Like our articles of incorporation, the Fresh Brands articles of incorporation provide that, to the extent permitted by the Wisconsin Business Corporation Law, the board of directors is authorized, at any time or from time to time, to divide the preferred shares into one or more series and to fix the number of shares and the relative rights, preferences and limitations of each such series. Currently, there are no plans to issue shares of preferred stock.

     Dividends. After giving effect to any prior rights of Fresh Brands preferred stock, if any should become outstanding, Fresh Brands will pay dividends on its common stock as determined by its board of directors out of legally available funds.

     Voting Rights. As is true for our shareholders, the holders of Fresh Brands common stock are entitled to one vote for each share held by them on all matters submitted to the shareholders of Fresh Brands. Holders of Fresh Brands common stock do not have cumulative voting rights in the election of directors. Provided that a quorum exists, the Fresh Brands articles of incorporation and bylaws generally require the affirmative vote of a majority of the shares voted at a shareholder meeting for an action to be adopted or shareholder action. However, the Fresh Brands articles of incorporation require the affirmative vote of three-fourths of the voting power of all outstanding shares of all classes of stock possessing voting rights (voting as a single class for this purpose) in order to amend or adopt any provision inconsistent with the provisions of the Fresh Brands articles of incorporation regarding its board of directors.

     Liquidation. As is the case for holders of our preferred stock, in the event Fresh Brands is liquidated or dissolved, either voluntarily or involuntarily, the holders of Fresh Brands preferred stock, if any should become outstanding, would have priority (after Fresh Brands' creditors) with respect to the distribution of Fresh Brands' assets. After the holders of any such preferred stock are paid, the holders of Fresh Brands common stock would be entitled, to the exclusion of the holders of any such preferred stock, to share ratably (according to the number of shares held by them) in all remaining assets of Fresh Brands available for distribution.

     Preemptive and Other Rights. The holders of Fresh Brands common stock (like the holders of our common stock) do not have any preemptive rights to purchase shares of Fresh Brands common or preferred stock (or their equivalents). The Fresh Brands common stock is not subject to redemption or to any further calls or assessments and is not entitled to the benefit of any sinking fund provisions. Except as provided by Section 180.0622(2)(b) of the Wisconsin Business Corporation Law, the shares of Fresh Brands common stock to be issued in connection with the exchange will be fully paid and nonassessable once the exchange is completed.

     Market. Currently, there is no established market for the common stock of Fresh Brands. However, the reorganization will not occur unless Fresh Brands' common stock is approved for listing on the Nasdaq National Market System (see the discussion set forth under "Approval of Agreement and Plan of Share Exchange
- Listing of Fresh Brands Common Stock" above for more information).

Comparison of our Common Stock and Fresh Brands Common Stock

     As Wisconsin corporations, both the company and Fresh Brands are governed by the Wisconsin Business Corporation Law. As a result of the exchange, holders of our common stock, whose rights as shareholders are currently governed by our articles of incorporation and bylaws, will become holders of Fresh Brands common stock, whose rights as shareholders will be governed by the Fresh Brands articles of incorporation and bylaws. The Fresh Brands articles of incorporation and bylaws are identical to our articles of incorporation and bylaws, except that we have made two changes:

     o we eliminated a class of preferred stock that is no longer need and of which no shares are issued or outstanding; and

     o we changed the way that directors can be removed in order to resolve an inconsistency between our articles of incorporation and bylaws.

     The following table summarizes and compares the principal rights of Fresh Brands shareholders and the rights of our shareholders. It is qualified in its entirety, however, by reference to the full texts of the articles of incorporation and bylaws of each of Fresh Brands and the company. We have attached the Fresh Brands articles of incorporation and bylaws as Appendix D and Appendix E, respectively, for your convenience. Our articles of incorporation and bylaws are included as exhibits to our Annual Report on Form 10-K for the year ended December 30, 2000.

--------------------------- --------------------------------------------------------------- -------------------------
                                                                                              FRESH BRANDS COMMON
   RIGHT OR PREFERENCE                       SCHULTZ COMMON SHAREHOLDERS                          SHAREHOLDERS
--------------------------- --------------------------------------------------------------- -------------------------
Authorized Shares           20,000,000 shares of common stock and 1,000,000 shares of                Same.
                            preferred stock.
--------------------------- --------------------------------------------------------------- -------------------------
Preemptive Rights           None.                                                                    Same.
--------------------------- --------------------------------------------------------------- -------------------------
Number of Directors         Minimum of one.  The actual number is set by the board of                Same.
                            directors.
--------------------------- --------------------------------------------------------------- -------------------------
Change in Number of         The shareholders or the board of directors can change the                Same.
Directors                   maximum and minimum limits by amending the bylaws.
--------------------------- --------------------------------------------------------------- -------------------------
Classified Board            Three classes of directors, each serving three-year terms.               Same.
--------------------------- --------------------------------------------------------------- -------------------------
Nominations of Directors    By the board of directors or by a shareholder who complies               Same.
                            with the bylaws' notice requirement.
--------------------------- --------------------------------------------------------------- -------------------------


                                       55

--------------------------- --------------------------------------------------------------- -------------------------
                                                                                              FRESH BRANDS COMMON
   RIGHT OR PREFERENCE                       SCHULTZ COMMON SHAREHOLDERS                          SHAREHOLDERS
--------------------------- --------------------------------------------------------------- -------------------------
Cumulative Voting for       None.                                                                    Same.
Directors
--------------------------- --------------------------------------------------------------- -------------------------
Removal of Directors        The shareholders at a meeting called for the purpose of                  Same.
                            removing the director with cause by an affirmative vote of a majority of the outstanding shares of our stock.  Under
                            limited circumstances, shareholders may remove directors
                            without cause.
--------------------------- --------------------------------------------------------------- -------------------------
Election of Temporary       By the shareholders or by the board of directors.                        Same.
Directors
--------------------------- --------------------------------------------------------------- -------------------------
Special Meetings of         May be called by the board of directors, any officer or upon             Same.
Shareholders                demand of the holder or holders of 10% of the votes entitled to be cast at such a meeting.
--------------------------- --------------------------------------------------------------- -------------------------
Setting of Business to be   By the board of directors, or by a shareholder who complies              Same.
Transacted at an Annual     with the bylaws' notice requirement.
Meeting
--------------------------- --------------------------------------------------------------- -------------------------
Shareholder Action by       Only if unanimous.                                                       Same.
Written Consent
--------------------------- --------------------------------------------------------------- -------------------------
Supermajority Voting        75% vote to amend or repeal certain provisions of the                    Same.
Requirements                articles of incorporation.
--------------------------- --------------------------------------------------------------- -------------------------

Possible Anti-Takeover Effect of Certain Fresh Brands Provisions and
Wisconsin Law

     Fresh Brands Articles of Incorporation and Bylaws. Certain provisions of the Fresh Brands articles of incorporation and bylaws could have the effect of delaying, discouraging or preventing tender offers or other unsolicited attempts to acquire the business of Fresh Brands. These provisions, all of which also exist under our articles of incorporation and bylaws, include:

     o    the existence of authorized but unissued common and preferred stock;

     o the ability of the directors to increase the number of directors and to elect, by majority vote, the additional directors;

     o    the division of the board into three classes of directors;

     o the requirement that shareholders give advance notice of nominations of directors and proposals to transact business at an annual or special meeting;

     o the inability of shareholders to remove directors other than for cause without the approval of more than two-thirds of the directors in office;

     o    the absence of cumulative voting for directors;

     o the inability of shareholders to act by written consent unless the consent is unanimous; and

     o the requirement of supermajority voting in order to amend or adopt certain provisions of the articles of incorporation and bylaws.

     By discouraging potential takeover bids, these provisions might diminish the opportunity for Fresh Brands' shareholders to sell their shares at a premium over then-prevailing market prices. We decided to retain such provisions to ensure that Fresh Brands' board of directors would have the ability to evaluate any proposed acquisition or change in control based on the interests of Fresh Brands and all of its constituencies without undue pressure.

     Certain Statutory Provisions. Sections 180.1140 through 180.1144 of the Wisconsin Business Corporation Law (which apply to both us and to Fresh Brands) prohibit a "resident domestic corporation" such as us or Fresh Brands from engaging in certain business combinations with an "interested stockholder" (generally, the beneficial owner of 10% or more of a corporation's voting stock) for three years following the date on which such shareholder became an interested stockholder. However, if the corporation's board of directors approved the business combination or the transaction which resulted in the shareholder becoming an interested stockholder, such prohibition does not apply. If the interested stockholder fails to obtain such approval from the board of directors, then even after the expiration of the three-year period, a business combination with the interested stockholder may only be consummated with the approval of the holders of a majority of the voting stock not held by such interested stockholder, unless the business combination satisfies certain adequacy-of-price standards intended to provide a fair price for shares held by shareholders other than the interested stockholder.

Existing Indebtedness

     The share exchange will not result in any change in our existing indebtedness, which will continue to be our indebtedness after the share exchange. The indebtedness will be neither assumed nor guaranteed by Fresh Brands in connection with the exchange. It is possible, however, that our banks will, as a result of the reorganization, require Fresh Brands to be a party to our loan agreements.

Accounting Treatment

     The consolidated assets and liabilities of Fresh Brands and its subsidiaries (including the company) immediately after the exchange will be the same as the consolidated assets and liabilities of the company and its subsidiaries (including Fresh Brands) immediately before the exchange. Fresh Brands, on an unconsolidated basis, will record its investment in the company at its net book value. The exchange will result in Fresh Brands becoming the owner of all of the outstanding shares of our common stock. This change in ownership will have no accounting effect on the company.

Federal Income Tax Consequences

     General. The following discussion is based on a legal opinion of Foley & Lardner, our general counsel. For federal income tax purposes, the exchange will qualify as a tax-free exchange under Section 351 of the Internal Revenue Code of 1986.

     Tax Implications to the Shareholders. For federal income tax purposes, no gain or loss will be recognized by the shareholders from the exchange. The aggregate tax basis of the Fresh Brands common stock received by each shareholder will be the same as the shareholder's present aggregate tax basis in his or her Schultz common stock (typically, when a shareholder sells his or her stock, the tax basis, or initial cost, of the stock is subtracted from the proceeds of the sale to determine the taxable amount of the shareholder's gain). For purposes of determining long-term capital gains for federal income tax purposes, the holding period of the Fresh Brands common stock received by each shareholder will include the period during which such shareholder held our common stock, provided that our common stock was held as a capital asset on the date of the exchange.

     Tax Implications to the company and Fresh Brands. Neither the company nor Fresh Brands will recognize any gain or loss for federal income tax purposes upon the exchange of our common stock and Fresh Brands common stock. For federal income tax purposes, the basis of the company's stock received by Fresh Brands will be the same as our net asset basis immediately prior to the exchange, subject to certain adjustments under Treasury regulations relating to consolidated groups. Fresh Brands' holding period in our common stock received in the exchange will include the periods during which such stock was held by our shareholders.

     Other Tax Aspects. Apart from United States federal income tax aspects, we have made no attempt to determine any tax that may be imposed on shareholders by the country, state or jurisdiction in which such shareholders reside or are citizens. Shareholders subject to special treatment because of their personal tax circumstances should consult their tax advisors as to the application of state or local income tax and other laws.

Legal Opinions

     Foley & Lardner, our general counsel, will pass upon the validity of the Fresh Brands common stock and on certain tax matters.

Governmental Regulation and Approval of the Reorganization

     The reorganization is not subject to any governmental regulatory requirements or approvals that do not apply equally to all Wisconsin corporations.

Vote Required

     A majority of outstanding shares of our common stock must vote to adopt the plan of share exchange for it to be adopted. Therefore, abstentions and broker non-votes will have the effect of votes against the plan of share exchange. Walter G. Winding and Elwood F. Winn, as proxies, intend to vote to adopt the plan of share exchange.

     Our board of directors recommends a vote to adopt the plan of share exchange.

                PROPOSAL TO AMEND OUR 1995 EQUITY INCENTIVE PLAN

     We designed our 1995 equity incentive plan, which our shareholders approved on May 10, 1995, to promote our best interests and those of our shareholders by providing key employees with the opportunity to acquire, or increase their, proprietary interest in the company. By providing this opportunity, we hoped to promote continuity of management and increased incentive and personal interest in the welfare of the company by those key employees who are primarily responsible for shaping or carrying out our long-range plans and securing our continued growth and financial success.

     As of March 20, 2001, 915,200 shares had been issued or reserved for issuance pursuant to outstanding options under the plan, leaving only 334,800 shares available for future grants. In order to provide for greater share availability to allow for additional grants of awards in future years, our board of directors has voted, subject to approval by shareholders, to increase the total number of shares that can be issued under the 1995 equity incentive plan from 1,250,000 shares to 1,750,000 shares.

Eligibility

     All of our key employees, including executive officers and employee-directors, are eligible to receive grants under the plan. Our Chairman of the Board, an officer of the company under our by-laws, is eligible to receive grants under the plan. Information regarding the number of grants actually made under the plan in 2000 can be found above.

Types of Awards

     The plan authorizes the grant of (a) incentive stock options, qualified for special tax treatment Section 422 of the Internal Revenue Code, (b) nonqualified stock options, (c) stock appreciation rights, (d) restricted stock, and (e) performance shares.

Terms of Awards

     Options. The stock option committee determines the exercise price of options granted under the plan, provided that the exercise price may not be less than 100% of the fair market value of our common stock at the date of grant. The committee also determines the term of all options, which may not be longer than 10 years. Options granted under the plan become exercisable in accordance with a vesting schedule determined by the committee. Options may be exercised by payment of the exercise price in cash or other property having equivalent value, or by tendering previously issued shares of our common stock. To date, nonqualified stock options are the only type of grant the stock option committee has made under the plan.

     Stock Appreciation Rights. Stock appreciation rights allow the grantee the right to receive - either in cash or in shares of our common stock - the excess of the fair market value of shares of our common stock over the grant price established by the stock option committee, which may not be less than 100% of the fair market value of our common stock on the date of the grant. The grant price, term, methods of exercise, methods of payment and other terms and conditions of stock appreciation rights are determined by the committee. To date, no stock appreciation rights have been granted under the plan.

     Restricted Stock. The plan allows us to grant stock to key employees, which may be subject to restrictions as determined by the stock option committee, such as restrictions on the right to vote or to receive dividends with respect to such stock. At the time of grant, the committee determines the times at which such restrictions will lapse. No more than 75,000 shares of restricted stock may be granted to any key employee under the plan. To date, no restricted stock has been granted under the plan.

     Performance Shares. The stock option committee may also grant performance shares to key employees, which do not allow the employee to vote as a shareholder, but which may be exchanged for unrestricted shares of common stock when the performance goals established by the committee are met. To date, no performance shares have been granted under the plan.

Adjustments

     To ensure that the benefits of an award under the plan are not unfairly diminished or increased, the stock option committee has the authority to adjust the number of shares of common stock covered by the plan and the number of shares covered by individual grants under the plan whenever a stock split or similar recapitalization event occurs.

Limits on Transferability

     In order to preserve the incentive nature of the plan, awards under the plan may only be transferred by the grantee to family members or trusts or other entities established for their benefit, or upon his or her death.

Material Federal Income Tax Consequences Relating to Stock Options

     The grant of stock options under the plan will create no income tax consequences to us or to the key employee.

     A key employee who receives a nonqualified stock option will generally recognize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the our common stock at such time over the exercise price. We are entitled to a corresponding deduction at the time of exercise. A subsequent sale of the shares acquired by the key employee at the time of exercise will give rise to capital gain or loss for the key employee if the amount realized from the sale is different than the key employee's tax basis
- i.e., the fair market value of the shares at the time of exercise. Such capital gain or loss will be long-term or short-term, depending on the length of time between the date of exercise and the date of sale.

     A key employee who receives an incentive stock option will recognize no gain or loss upon the exercise of his or her option. A key employee will generally have a capital gain or loss when he or she sells shares acquired upon exercise of an incentive stock option, but we will have no corresponding deduction. However, if the key employee fails to hold the shares acquired upon exercise of an incentive stock option until at least two years after the grant date and at least one year after the date of exercise, the key employee will recognize ordinary income, at the time the shares are sold, equal to the gain realized or the excess of the fair market value of the shares at the date of exercise over the exercise price, whichever is less. In such event, we would then enjoy a corresponding deduction. Any additional gain realized by the key employee over the fair market value at the time of exercise will be taxed as capital gain.

     To date, the committee has only granted nonqualified stock options under the plan. None of the existing grants under the plan are contingent on the approval by shareholders of this proposal.

Vote Required

     A majority of shares present and voting at the annual meeting must vote for the proposed amendment to the plan for it to be approved. Therefore, abstentions will have the effect of a vote against the proposal. Broker non-votes will not be counted as voting at the meeting and will, therefore, have no impact on the voting. Walter G. Winding and Elwood F. Winn, as proxies, intend to vote for the proposed amendment to the plan.

     Our board of directors recommends a vote for the proposed amendment to our 1995 equity incentive plan to increase the number of shares that we may issue under the plan from 1,250,000 shares to 1,750,000 shares.

        PROPOSAL TO ADOPT THE 2001 NONEMPLOYEE DIRECTOR STOCK OPTION PLAN

     Our proposed 2001 nonemployee director stock option plan is designed to promote our best interests and those of our shareholders by providing our nonemployee directors with the opportunity to acquire or increase their proprietary interest in the company. By providing this opportunity, we hope to enhance the incentives and personal interests in the welfare of the company by our nonemployee directors who are responsible for shaping the long-range plans of the company and securing the company's continued growth and financial success.

Eligibility

     All of our directors who are not employees of the company are eligible to receive grants under the plan. If Messrs. Jacobson, Barth and Dietrich are elected as directors at the 2001 shareholder meeting, there will be six directors eligible to receive options under the plan, each of which will be entitled to receive an option to purchase 5,000 shares of our common stock each year.

Type and Number of Awards

     The plan authorizes the grant of nonqualified stock options only. A maximum of 200,000 shares may be covered by options under the plan. If any shares subject to options under the plan are forfeited or if an options terminates, such shares will be available for the granting of new options under the plan. Shares delivered when an option is exercised may be either shares held by us in treasury or shares that have never previously been issued.

Terms of Awards

     The stock option committee will determine the exercise price of options granted under the plan, provided that the exercise price may not be less than 100% of the fair market value of our common stock at the date of grant. The committee will also determine the term of all options, which may not be longer than 10 years. Options granted under the plan will become exercisable in accordance with a vesting schedule determined by the committee, but are expected to be immediately vested upon grant. Options may be exercised by payment of the exercise price in cash or other property having equivalent value, or by tendering previously issued shares of our common stock.

Adjustments

     To ensure that the benefits of an award under the plan are not unfairly diminished or increased, the stock option committee has the authority to adjust the number of shares of common stock covered by the plan and the number of shares covered by individual grants under the plan whenever a stock split or similar recapitalization event occurs.

Limits on Transferability

     In order to preserve the incentive nature of the plan, awards under the plan may only be transferred by the grantee to family members or trusts or other entities established for their benefit or upon his or her death.

Material Federal Income Tax Consequences Relating to Stock Options

     The grant of stock options under the plan will create no income tax consequences to us or to the nonemployee directors.

     A nonemployee director who receives a nonqualified stock option will generally recognize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the our common stock at such time over the exercise price. We are entitled to a corresponding deduction at the time of exercise. A subsequent sale of the shares acquired by the nonemployee director at the time of exercise will give rise to capital gain or loss for the nonemployee director if the amount realized from the sale is different than the nonemployee director's tax basis - i.e., the fair market value of the shares at the time of exercise. Such capital gain or loss will be long-term or short-term, depending on the length of time between the date of exercise and the date of sale.

Vote Required

     A majority of shares present and voting at the annual meeting must vote for the proposed plan for it to be approved. Therefore, abstentions will have the effect of a vote against the proposal. Broker non-votes will not be counted as voting at the meeting and will, therefore, have no impact on the voting. Walter
G. Winding and Elwood F. Winn, as proxies, intend to vote for the proposed plan.

     Our board of directors recommends a vote for the adoption of the proposed plan.

                 RATIFICATION OF INDEPENDENT PUBLIC ACCOUNTANTS

Our Independent Public Accountants

     Our board has reappointed Arthur Andersen LLP to serve as our independent public accountants for 2001. Arthur Andersen has served as our independent public accountants for many years. We expect that representatives of Arthur Andersen will be at the annual meeting and will have a chance to make a statement if they would like to do so. They will also be available to respond to your questions. Walter G. Winding and Elwood F. Winn, as proxies, intend to vote for ratification of the board of directors' reappointment of Arthur Andersen as our independent public accountants for 2001.

     Our board of directors recommends a vote for ratification of its selection of Arthur Andersen LLP as our independent public accountants for 2001.

                                  MISCELLANEOUS

     We expect that the (i) election of directors, (ii) adoption of the plan of share exchange with Fresh Brands, a wholly-owned subsidiary of the company,
(iii) ratification of our selection of 2001 independent public accountants, (iv) amendment to our 1995 equity incentive plan to increase by 500,000 the number of shares of our stock available for the grant of awards under that plan, and (v) adoption of a new 2001 nonemployee director stock option plan will be the only matters that will be presented for shareholder consideration at the annual meeting. Other matters may properly come before the annual meeting and the proxies named in the accompanying proxy will vote on them in accordance with their best judgment.

     We will bear the cost of soliciting proxies, including reimbursing brokers and other nominees for their reasonable expenses in communicating with the persons for whom they hold common stock. We expect to solicit proxies mainly by mail. Some of our employees may also solicit proxies personally and by telephone. We may retain one or more persons to assist us in the solicitation of proxies, at a cost to us of approximately $10,000 to $15,000 plus reasonable out-of-pocket expenses.

     If you would like to receive a copy of our 2000 annual report on Form 10-K
- without exhibits - please write to our Secretary at 2215 Union Avenue, Sheboygan, Wisconsin 53081, and we will provide you with a copy free of charge.

     If you wish to include a proposal in our proxy statement for the 2002 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, you should forward your proposal to our Secretary by January 12, 2002. If you submit a proposal after this date, your proposal will be considered untimely under our by-laws and we will not be required to present your proposal at the 2002 annual meeting. If the board chooses to present your proposal despite its untimeliness, the people named in the proxies solicited by the board of directors for the 2002 annual meeting will have the right to exercise discretionary voting power with respect to your proposal.


                                          Sincerely,

                                          SCHULTZ SAV-O STORES, INC.



                                          Armand C. Go
                                          Vice President, Chief Financial
                                          Officer, Treasurer and Secretary
Sheboygan, Wisconsin
April 6, 2001

                   SCHULTZ SAV-O STORES, INC. AND SUBSIDIARIES
                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page

Management's Responsibilities for Financial Reporting........................F-2
Report of Independent Public Accountants.....................................F-3
Five-Year Financial Highlights...............................................F-4
Consolidated Balance Sheets as of December 31, 2000 and January 1, 2000......F-5
Consolidated Statements of Earnings for Fiscal Years 2000, 1999 and 1998.....F-6
Consolidated Statements of Cash Flows for Fiscal Years 2000, 1999
 and 1998....................................................................F-7
Consolidated Statements of Shareholders' Investment
       for Fiscal Years 2000, 1999 and 1998..................................F-8
Notes to Consolidated Financial Statements...................................F-9

              MANAGEMENT'S RESPONSIBILITIES FOR FINANCIAL REPORTING


     The management of Schultz Sav-O Stores, Inc. is responsible for the preparation, objectivity and integrity of the Company's consolidated financial statements contained in the Company's 2000 Annual Report to Shareholders. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include amounts that are based on management's best estimates and informed judgments.

     To help assure that financial information is reliable and assets are safeguarded, management maintains a system of internal controls and procedures which it believes is effective in accomplishing these objectives. These controls and procedures are designed to provide reasonable assurance, at appropriate costs, that transactions are executed and recorded in accordance with management's authorization.

     The Company's consolidated financial statements have been audited by its independent public accountants, Arthur Andersen LLP, whose report was based on audits conducted in accordance with generally accepted auditing standards and is presented below. As part of its audit, it performs a review of the Company's system of internal controls for the purpose of determining the amount of reliance to place on those controls relative to the audit tests it performs.

     The Audit Committee of the Board of Directors, composed of directors who are not officers or employees of the Company, meets periodically with Arthur Andersen LLP and management to satisfy itself that each is properly discharging its responsibilities. The independent public accountants have direct access to the Audit Committee.



Elwood F. Winn                        Armand C. Go
President and                         Vice President, Chief Financial Officer,
Chief Executive Officer               Treasurer and Secretary

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Shareholders of Schultz Sav-O Stores, Inc.:

     We have audited the accompanying consolidated balance sheets of Schultz Sav-O Stores, Inc. (a Wisconsin Corporation) and its subsidiary as of December 30, 2000 and January 1, 2000 and the related consolidated statements of earnings, cash flows and shareholders' investment for each of the three fiscal years in the period ended December 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Schultz Sav-O Stores, Inc. and its subsidiary as of December 30, 2000 and January 1, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 30, 2000, in conformity with accounting principles generally accepted in the United States.


/s/ Arthur Andersen LLP
ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
February 8, 2001

                         Five-Year Financial Highlights
============================================= =======================================================================
(dollars in thousands, except per share                                Fiscal Year (a) (b)
data)
--------------------------------------------- -------------- ------------- ------------- -------------- -------------
                                                  2000           1999          1998          1997           1996
--------------------------------------------- -------------- ------------- ------------- -------------- -------------
Consolidated statements of earnings data:
  Net sales                                    $  502,056     $  496,959    $  484,885    $  473,006     $  453,921
  Gross profit                                     82,753         80,350        78,070        73,907         72,429
  Earnings before income taxes                     12,762         13,656        13,916        12,418         10,512
  Provision for income taxes                        4,849          5,298         5,398         4,781          4,047
  Net earnings                                      7,913          8,358         8,518         7,637          6,465
  Earnings per share - basic                         1.33           1.32          1.26          1.11           0.93
  Earnings per share - diluted                       1.33           1.30          1.23          1.06           0.90
  Cash dividends per share                           0.36           0.34          0.30          0.27           0.24
  Weighted average shares and equivalents
   outstanding (c)                                  5,951          6,438         6,923         7,148          7,187
Consolidated balance sheet data (at
 fiscal year-end):
  Working capital                              $   30,721     $   29,797    $   32,884    $   29,217     $   28,579
  Total assets                                    104,899         93,627       104,316        98,866         98,204
  Current obligations under capital leases
   and current maturities of long-term debt           954            842           792           866          1,047
  Long-term debt                                    2,685          2,865         3,021         3,165          3,375
  Long-term obligations under capital leases        8,284          9,069         9,764        11,177         12,368
  Total shareholders' investment                   49,513         47,969        53,085        50,384         47,035
Other data:
  Net earnings-to-sales ratio(d)                    1.58%          1.68%         1.76%         1.61%          1.42%
  Capital additions                            $    5,278     $    3,209    $    3,847    $    4,868     $    3,420
  Depreciation and amortization                     5,215          4,959         5,075         4,517          4,451

NOTES:   (a)   The Company's fiscal year ends on the Saturday closest to
               December 31.  The 1997 fiscal year was a 53-week period.  All other fiscal years presented were 52-week periods.

         (b) All data should be read in conjunction with the Company's audited consolidated financial statements and "Management's discussion and analysis of financial condition and results of operations" as set forth in this Annual Report.

         (c) The weighted average shares and equivalents outstanding for 1997 and 1996 have been retroactively restated to account for the three-for-two stock split on September 5, 1997.

         (d) The net earnings to sales ratio represents the net margin realized by the company from each dollar of sale. This ratio is used by many companies in our industry to measure the profitability of their sales.

                           CONSOLIDATED BALANCE SHEETS
                   As of December 30, 2000 and January 1, 2000

------------------------------------------------------------------------ -------------------- ---------------------
Assets                                                                          2000                  1999
------------------------------------------------------------------------ -------------------- ---------------------
Current assets:
     Cash and equivalents                                                 $     31,309,000      $     22,433,000
     Receivables                                                                11,691,000             6,629,000
     Inventories                                                                24,259,000            26,313,000
     Other current assets                                                        2,916,000             3,410,000
     Deferred income taxes                                                       4,102,000             3,900,000
------------------------------------------------------------------------ -------------------- ---------------------
     Total current assets                                                       74,277,000            62,685,000
------------------------------------------------------------------------ -------------------- ---------------------
Noncurrent receivable under capital subleases                                    4,163,000             4,531,000
Property under capital leases, net                                               3,051,000             3,462,000
Other noncurrent assets                                                          1,995,000             2,664,000
Property and equipment, net                                                     21,413,000            20,285,000
------------------------------------------------------------------------ -------------------- ---------------------
Total assets                                                              $    104,899,000      $     93,627,000
======================================================================== ==================== =====================


Liabilities and Shareholders' Investment
------------------------------------------------------------------------ -------------------- ---------------------
Current liabilities:
     Accounts payable                                                     $     27,700,000      $     19,545,000
     Accrued salaries and benefits                                               5,673,000             5,284,000
     Accrued insurance                                                           3,032,000             3,002,000
     Retail repositioning reserve                                                  495,000               450,000
     Other accrued liabilities                                                   5,702,000             3,765,000
     Current obligations under capital leases                                      785,000               696,000
     Current maturities of long-term debt                                          169,000               146,000
------------------------------------------------------------------------ -------------------- ---------------------
     Total current liabilities                                                  43,556,000            32,888,000
------------------------------------------------------------------------ -------------------- ---------------------

Long-term obligations under capital leases                                       8,284,000             9,069,000
Long-term debt                                                                   2,685,000             2,865,000
Deferred income taxes                                                              861,000               836,000
Shareholders' investment:
     Common stock, $0.05 par value, authorized 20,000,000 shares,
       issued 8,750,342 in 2000 and 1999                                           438,000               438,000
     Additional paid-in capital                                                 15,174,000            14,961,000
     Retained earnings                                                          69,767,000            63,995,000
     Treasury stock at cost, 3,165,213 shares in 2000
       and 2,808,997 shares in 1999                                            (35,866,000)          (31,425,000)
------------------------------------------------------------------------ -------------------- ---------------------
     Total shareholders' investment                                             49,513,000            47,969,000
------------------------------------------------------------------------ -------------------- ---------------------
Total liabilities and shareholders' investment                            $    104,899,000      $     93,627,000
======================================================================== ==================== =====================

See notes to consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF EARNINGS
                      For fiscal years 2000, 1999 and 1998

------------------------------------------------------ -------------------- ------------------- -------------------
                                                              2000                 1999                1998
------------------------------------------------------ -------------------- ------------------- -------------------
Net sales                                                 $   502,056,000     $    496,959,000    $    484,885,000
Cost of products sold                                         419,303,000          416,609,000         406,815,000
------------------------------------------------------ -------------------- ------------------- -------------------
Gross profit                                                   82,753,000           80,350,000          78,070,000
Operating and administrative expenses                          70,488,000           67,108,000          64,580,000
------------------------------------------------------ -------------------- ------------------- -------------------
Operating income                                               12,265,000           13,242,000          13,490,000
Interest income                                                 1,349,000            1,175,000           1,242,000
Interest expense                                                (852,000)            (761,000)           (816,000)
------------------------------------------------------ -------------------- ------------------- -------------------
Earnings before income taxes                                   12,762,000           13,656,000          13,916,000
Provision for income taxes                                      4,849,000            5,298,000           5,398,000
------------------------------------------------------ -------------------- ------------------- -------------------
Net earnings                                              $     7,913,000     $      8,358,000    $      8,518,000
------------------------------------------------------ -------------------- ------------------- -------------------
Earnings per share - basic                                          $1.33                $1.32               $1.26
====================================================== ==================== =================== ===================
Earnings per share - diluted                                        $1.33                $1.30               $1.23
====================================================== ==================== =================== ===================
See notes to consolidated financial statements.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      For fiscal years 2000, 1999 and 1998

------------------------------------------------------- -------------------- ------------------- --------------------
                                                               2000                 1999                1998
------------------------------------------------------- -------------------- ------------------- --------------------
Cash flows from operating activities:
Net earnings                                               $     7,913,000     $      8,358,000    $      8,518,000
Adjustments to reconcile net earnings to net cash
   provided by operating activities:
     Depreciation and amortization                               5,215,000            4,959,000           5,075,000
     Deferred income taxes                                       (177,000)              481,000           (422,000)
     Changes in current assets and liabilities:
         Receivables                                           (5,062,000)          (1,176,000)           4,265,000
         Inventories                                             2,054,000          (2,362,000)         (2,210,000)
         Other current assets                                      544,000            (630,000)           1,222,000
         Accounts payable                                        8,155,000          (4,473,000)           2,713,000
         Accrued liabilities                                     2,612,000              310,000           2,264,000
------------------------------------------------------- -------------------- ------------------- --------------------
Net cash flows from operating activities                        21,254,000            5,467,000          21,425,000
------------------------------------------------------- -------------------- ------------------- --------------------
Cash flows from investing activities:
     Capital expenditures                                      (5,278,000)          (3,209,000)         (3,847,000)
     Receipt of principal amounts under capital
       subleases                                                   326,000              407,000             443,000
     Other investing activities                                      8,000              311,000             300,000
------------------------------------------------------- -------------------- ------------------- --------------------
Net cash flows from investing activities                       (4,944,000)          (2,491,000)         (3,104,000)
------------------------------------------------------- -------------------- ------------------- --------------------
Cash flows from financing activities:
     Payment for acquisition of treasury stock                 (6,067,000)         (12,864,000)         (5,031,000)
     Payment of cash dividends                                 (2,141,000)          (2,155,000)         (2,025,000)
     Exercise of stock options                                   1,602,000              924,000             806,000
     Principal payments on capital lease                         (696,000)            (655,000)           (665,000)
       obligations
     Principal payments on long-term debt                        (156,000)            (146,000)           (210,000)
     Other financing activities                                     24,000               19,000              14,000
------------------------------------------------------- -------------------- ------------------- --------------------
Net cash flows from financing activities                       (7,434,000)         (14,877,000)         (7,111,000)
------------------------------------------------------- -------------------- ------------------- --------------------
Cash and equivalents:
     Net change                                                  8,876,000         (11,901,000)          11,210,000
     Balance, beginning of year                                 22,433,000           34,334,000          23,124,000
------------------------------------------------------- -------------------- ------------------- --------------------
Balance, end of year                                       $    31,309,000     $     22,433,000    $     34,334,000
======================================================= ==================== =================== ====================
See notes to consolidated financial statements.


               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
                      For fiscal years 2000, 1999 and 1998


----------------------------------------------------------------------------------------------------------------------
                                         2000                         1999                          1998
----------------------------------------------------------------------------------------------------------------------
                                Shares         Amount         Shares         Amount        Shares         Amount
----------------------------------------------------------------------------------------------------------------------
Common Stock, $0.05 par
  Beginning of year             8,750,342       $438,000     8,750,342        $438,000     8,750,342       $438,000
----------------------------------------------------------------------------------------------------------------------
  End of year                   8,750,342        438,000     8,750,342         438,000     8,750,342        438,000
======================================================================================================================
Additional Paid-in Capital
  Beginning of year                           14,961,000                    14,359,000                   13,940,000
  Tax benefits from
   exercise of stock                             213,000                       602,000                      419,000
   options
----------------------------------------------------------------------------------------------------------------------
  End of year                                 15,174,000                    14,961,000                   14,359,000
======================================================================================================================
Retained Earnings
  Beginning of year                           63,995,000                    57,792,000                   51,299,000
  Net earnings                                 7,913,000                     8,358,000                    8,518,000
  Cash dividends
    Common stock ($0.36
    per share in 2000,
    $0.34 per share in
    1999 and $0.30 per                        (2,141,000)                   (2,155,000)                  (2,025,000)
    share in 1998)
----------------------------------------------------------------------------------------------------------------------
  End of year                                 69,767,000                    63,995,000                   57,792,000
======================================================================================================================
Treasury Stock
  Beginning of year            (2,808,997)   (31,425,000)   (2,155,463)    (19,504,000)   (1,938,463)   (15,293,000)
  Acquisition of treasury        (558,540)    (6,067,000)     (821,600)    (12,864,000)     (335,950)    (5,031,000)
stock
  Exercise of stock               200,100      1,602,000       166,750         924,000       118,050        806,000
   options
  Other                             2,224         24,000         1,316          19,000           900         14,000
----------------------------------------------------------------------------------------------------------------------
  End of year                  (3,165,213)   (35,866,000)   (2,808,997)    (31,425,000)   (2,155,463)   (19,504,000)
======================================================================================================================
Shareholders'
 investment,
 end of year                                 $49,513,000                   $47,969,000                  $53,085,000
======================================================================================================================
See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      For fiscal years 2000, 1999 and 1998


(1)  Description of Business

     The Company is engaged in the food distribution business through franchised and corporate retail supermarkets and as a supplier to independent food stores. The franchised and corporate retail Piggly Wiggly(R) supermarkets and independent food stores supplied by the Company are located in eastern Wisconsin and northeastern Illinois. In an agreement with the owner of the Piggly Wiggly franchise in 1998, the Company expanded its geographic marketing area to include all of Wisconsin, Michigan's Upper Peninsula, portions of Minnesota and Iowa, and additional counties in Illinois.

(2)  Summary of Significant Accounting Policies

Fiscal year

     The Company's fiscal year ends on the Saturday closest to December 31. The 2000, 1999 and 1998 fiscal years were 52-week periods ended December 30, 2000, January 1, 2000, and January 2, 1999, respectively.

Revenue recognition

     Wholesale revenue is recognized at the time products are shipped, as shipments are F.O.B. shipping point. Retail revenue is recognized at the point of sale.

Principles of consolidation

     The consolidated financial statements include the accounts of Schultz Sav-O Stores, Inc. and its wholly-owned subsidiary, PW Trucking, Inc. Intercompany accounts and transactions have been eliminated.

Cash and equivalents

     Cash and equivalents consist of demand deposits at commercial banks and highly liquid investments with a maturity of three months or less when purchased. Cash equivalents are stated at cost which approximate market value.

Receivables

     Receivables are shown net of allowance for doubtful accounts of $3,850,000 and $4,300,000 at December 30, 2000 and January 1, 2000, respectively.

Inventories

     Inventories, substantially all of which consist of food, groceries and related products for resale, are stated at the lower of cost or market value. Cost is determined primarily on the last-in, first-out (LIFO) method. For meat and produce, cost is determined on the first-in, first-out (FIFO) method. At December 30, 2000 and January 1, 2000, 79% and 81%, respectively, of all inventories were accounted for under the LIFO method.

     The excess of current cost over the stated LIFO cost of inventory was $10,284,000 and $9,872,000 at December 30, 2000 and January 1, 2000,
respectively.

Other current assets

     Other current assets at December 30, 2000 and January 1, 2000 consisted of the following:

  -------------------------------------- -------------------- ------------------
                                                2000                 1999
  -------------------------------------- -------------------- ------------------
  Prepaid expenses                             $1,417,000           $1,500,000
  Property held for resale                        647,000            1,088,000
  Retail systems and supplies for
    resale                                        484,000              496,000
  Receivable under capital subleases
                                                  368,000              326,000
  -------------------------------------- -------------------- ------------------
  Other current assets                         $2,916,000           $3,410,000
  ====================================== ==================== ==================

Property and equipment, net

     Property and equipment are stated at cost. Depreciation is amortized on the straight-line method over the estimated useful lives of the assets. Equipment generally has a useful life of 4 to 7 years; computer hardware and software have a useful life of 3 to 5 years; buildings and land improvements have a useful life of 10 to 35 years; and leasehold improvements generally have a useful life of 10 to 20 years. Facility remodeling and upgrade costs on leased stores are capitalized as leasehold improvements and are amortized over the shorter of the remaining lease term or the useful life of the asset. Upon disposal, the appropriate asset cost and accumulated depreciation are retired. Gains and losses on disposition are included in earnings.

     Property and equipment, net, at December 30, 2000 and January 1, 2000 consisted of the following:

  -------------------------------------- -------------------- ------------------
                                                2000                 1999
  -------------------------------------- -------------------- ------------------
  Land and buildings                          $18,939,000          $18,842,000
  Leasehold improvements                        5,609,000            5,772,000
  Equipment and fixtures                       39,032,000           35,375,000
  -------------------------------------- -------------------- ------------------
                                               63,580,000           59,989,000
  Less accumulated depreciation and
    amortization                              (42,167,000)         (39,704,000)
  -------------------------------------- -------------------- ------------------
  Property and equipment, net                 $21,413,000          $20,285,000
  ====================================== ==================== ==================

Other noncurrent assets

     Other noncurrent assets, net of accumulated amortization of $3,385,000 and $2,716,000, at December 30, 2000 and January 1, 2000 consisted of the following:

  -------------------------------------- -------------------- ------------------
                                                2000                 1999
  -------------------------------------- -------------------- ------------------
  Capitalized software, net                      $963,000           $1,475,000
  Goodwill, net                                   717,000              777,000
  Other intangibles, net                          136,000              227,000
  Other                                           179,000              185,000
  -------------------------------------- -------------------- ------------------
  Total                                        $1,995,000           $2,664,000
  ====================================== ==================== ==================

     The Company regularly reviews the carrying value of capitalized software cost. A loss may be recognized when the value of estimated undiscounted cash flow benefit related to the asset falls below the unamortized cost.

Accounts payable

     Accounts payable includes $11,537,000 and $6,277,000 at December 30, 2000 and January 1, 2000, respectively, of issued checks that have not cleared the Company's disbursing bank accounts.

Retail repositioning reserve

     Estimated repositioning and termination expenses associated with the closure, replacement or disposal of stores, consisting primarily of lease payments, and severance payments, are charged to operating and administrative expenses upon the decision to close, replace or dispose of a store as soon as the amounts are reasonably estimated. Due to inherent uncertainties in estimating these repositioning and termination costs, it is at least reasonably possible that the Company's estimates may change in the near term.

Financial instruments

     The Company's financial instruments consist of various debt facilities and cash equivalents. At December 30, 2000, the fair market value of the financial instruments was not materially different from the carrying value.

Supplementary disclosure of cash flow information

     Interest and taxes paid included in the Company's cash flow from operations were as follows:

  ---------------------- ------------------ ------------------ -----------------
                               2000               1999               1998
  ---------------------- ------------------ ------------------ -----------------
  Interest paid               $851,000           $760,000           $822,000
  Taxes paid                 4,873,000          4,649,000          4,956,000
  ---------------------- ------------------ ------------------ -----------------

Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Advertising costs

     Costs incurred for producing and communicating advertising are generally expensed when incurred.

Reclassifications

     Certain 1999 and 1998 amounts previously reported have been reclassified to conform to the 2000 presentation.

New accounting pronouncements

     In September 2000, the Financial Accounting Standards Board issued its final consensus on Emerging Issues Task Force ("EITF") Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs". The Company has historically presented shipping revenues as a component of net sales and the related costs of getting goods to the warehouse as part of cost of goods sold and the costs of shipping goods to customers as part of operating and administrative expenses. Shipping and handling costs included in operating and administrative expenses were $5,567,000, $5,355,000 and $5,201,000, in 2000,
1999, and 1998, respectively.

     In May 2000, the EITF also issued No. 00-14, "Accounting for Certain Sales Incentives". Issue 00-14 addresses the recognition, measurement, and income statement classification for sales incentives offered voluntarily by a vendor without charge to customers that can be used in, or that are exercisable by a customer as a result of, a single exchange transaction. This pronouncement will be adopted during fiscal 2001. Management is in the process of quantifying the potential impact of this change.

(3)  Long-Term Debt

     The Company has a loan agreement providing unsecured revolving credit facilities totaling $16,000,000 through April 30, 2003. This arrangement provides for borrowings at rates not to exceed the bank's prime rate. There are no compensating balance requirements. There were no borrowings under this agreement during 2000 or 1999.

     Long-term debt at December 30, 2000 and January 1, 2000 consisted of the following:

  ----------------------------------------------------------------------------------------
                                                                2000           1999
  ----------------------------------------------------------------------------------------
  Mortgage note, 9.675%, due in monthly installments          $2,754,000     $2,878,000
     of $33,026 including interest due through June
     2012
  Land contract, 10.0%, due in annual installments of
     $33,333 through March 2003                                  100,000        133,000
  ----------------------------------------------------------------------------------------
                                                               2,854,000      3,011,000
  Less current maturities                                       (169,000)      (146,000)
  ----------------------------------------------------------------------------------------
  Long-term debt                                              $2,685,000     $2,865,000
  ========================================================================================

     The revolving credit and term note agreements contain various covenants including, among others, the maintenance of defined working capital, net worth requirements, certain debt-equity ratios, restrictions against pledging of or liens upon certain assets, mergers, significant changes in ownership and limitations on restricted payments.

     The total amount of long-term debt due in each of the fiscal years 2001 through 2005 will be $169,000, $182,000, $196,000, $180,000 and $198,000, respectively, and $1,929,000 from 2006 to 2012.

     Interest expense consisted of the following:

  ----------------------------------------------------------------------------------------
                                              2000            1999             1998
  ----------------------------------------------------------------------------------------
  Interest on long-term debt                 $287,000         $302,000        $315,000
  Imputed interest-capital leases             565,000          445,000         473,000
  Other                                             -           14,000          28,000
  ----------------------------------------------------------------------------------------
  Interest expense                           $852,000         $761,000        $816,000
  ========================================================================================

(4)  Income Taxes

     The difference between the statutory federal income tax rate and the effective rate is summarized as follows:

  ----------------------------------------------------------------------------------------
                                              2000            1999             1998
  ----------------------------------------------------------------------------------------
  Federal income tax                         34.0%            34.0%           34.2%
  State income taxes, net of federal
     income tax benefit                       4.8              4.5             4.7
  Other, net                                 (0.8)             0.3            (0.1)
  ----------------------------------------------------------------------------------------
  Effective income tax rate                  38.0%            38.8%           38.8%
  ========================================================================================

     Components of provision for income taxes consisted of the following:

  ----------------------------------------------------------------------------------------
                                              2000            1999             1998
  ----------------------------------------------------------------------------------------
  Currently payable
     Federal                                $4,076,000       $3,934,000      $4,779,000
     State                                     950,000          883,000       1,041,000
  Deferred                                    (177,000)         481,000        (422,000)
  ----------------------------------------------------------------------------------------
  Provision for income taxes                $4,849,000       $5,298,000      $5,398,000
  ========================================================================================

     The components of deferred income tax assets and liabilities at December 30, 2000 and January 1, 2000 were as follows:

  ------------------------------------------------------------------------------
                                                     2000              1999
  ------------------------------------------------------------------------------
  Deferred income tax assets:
       Bad debt reserve                            $1,502,000        $1,677,000
       Accrued insurance                            1,195,000         1,182,000
       Capital lease accounting                       743,000           727,000
       Vacation pay                                   718,000           652,000
       Retail repositioning reserve                   193,000           176,000
       Other                                          585,000           747,000
  ------------------------------------------------------------------------------
  Total deferred income tax assets                  4,936,000         5,161,000
  ------------------------------------------------------------------------------
  Deferred income tax liabilities:
       Property and equipment                      (1,618,000)       (2,025,000)
       Pension                                        (77,000)          (72,000)
  ------------------------------------------------------------------------------
  Total deferred income tax liabilities            (1,695,000)       (2,097,000)
  ------------------------------------------------------------------------------
  Net deferred income tax assets                   $3,241,000        $3,064,000
  ==============================================================================

     The Company currently has no requirements for a valuation allowance for its deferred income tax assets. The net deferred income tax assets as of December 30, 2000 and January 1, 2000 were classified in the balance sheet as follows:

  -------------------------------------------- ------------------ --------------
                                                     2000              1999
  -------------------------------------------- ------------------ --------------
  Current deferred income tax asset                 $4,102,000       $3,900,000
  Noncurrent deferred income tax liability            (861,000)        (836,000)
  -------------------------------------------- ------------------ --------------
  Net deferred income tax assets                    $3,241,000       $3,064,000
  ============================================ ================== ==============

(5)  Commitments and Contingent Liabilities

     As of December 30, 2000, the Company was contingently liable under guarantees of bank note agreements of wholesale customers totaling $17,985,000. All of the loan guarantees are substantially collateralized, principally with equipment and inventory, and to a lesser extent, with building facilities.

     Capital expenditure commitments made by the Company as of December 30, 2000 were approximately $4,150,000.

(6)  Retirement Plans

     The Company has a trusteed retirement savings defined contribution plan, which includes provisions of Section 401(k) of the Internal Revenue Code, for the benefit of its non-union eligible employees. Annual provisions are based on a mandatory 5% of eligible participant compensation and additional amounts at the sole discretion of the Board of Directors. Provisions for the three fiscal years ended 2000, 1999 and 1998 were $975,000, $930,000 and $890,000, respectively. The plan allows participants to make pretax contributions. The Company then matches certain percentages of employee contributions. The Company's matching contributions for 2000, 1999 and 1998 were $95,000, $90,000 and $82,000, respectively.

     The Company has union-administered multi-employer pension plans covering all hourly paid employees represented by collective bargaining agreements. Total pension expense was $1,814,000, $1,696,000 and $1,616,000 in fiscal years 2000,
1999 and 1998, respectively.

(7)  Leases

     The Company leases most of its retail stores under lease agreements with original lease periods of 15 to 20 years and typically with five-year renewal options. Exercise of such options is dependent on, among others, the level of business conducted at the location. Executory costs, such as maintenance and real estate taxes, are generally the Company's responsibility. In a majority of situations, the Company will enter into a lease for a store and sublease the store to a wholesale customer. Additionally, the Company leases transportation equipment, principally tractors and trailers, corporate office space and certain office equipment. Some leases contain contingent rental provisions based on sales volume at retail stores or miles traveled for tractors and trailers. Contingent rental expense associated with the Company's capital leases and sublease income was not material to the Company's financial statements.

     Capitalized leases were calculated using interest rates appropriate at the inception of each lease. A summary of real property utilized by the Company under capital leases at December 30, 2000 and January 1, 2000 was as follows:

  ------------------------------------------------------------------------------
                                                     2000              1999
  ------------------------------------------------------------------------------
  Investments in leased property under             $6,514,000        $6,514,000
    capital leases
  Less accumulated amortization                    (3,463,000)       (3,052,000)
  ------------------------------------------------------------------------------
  Property under capital leases, net               $3,051,000        $3,462,000
  ==============================================================================

     Amortization of leased property under capital leases, included in operating and administrative expenses, amounted to $411,000, $287,000 and $287,000 in fiscal years 2000, 1999, 1998, respectively.

                  The following is a schedule of future minimum lease payments under capital leases and subleases and the present value of such payments as of December 30, 2000:

      ------------------------------------------------------------------------
                                             Capital lease        Capital
                                                                 sublease
                                              obligations       receivables
      ------------------------------------------------------------------------
      2001                                      $1,841,000          $907,000
      2002                                       1,841,000           907,000
      2003                                       1,852,000           918,000
      2004                                       1,656,000           923,000
      2005                                       1,698,000           932,000
      2006-2009                                  5,391,000         2,567,000
      ------------------------------------------------------------------------
      Total minimum lease payments              14,279,000         7,154,000
      Less interest                             (5,210,000)       (2,623,000)
      ------------------------------------------------------------------------
      Present value of minimum lease
         payments and amounts receivable         9,069,000         4,531,000
      Less current portion                        (785,000)         (368,000)
      ------------------------------------------------------------------------
      Long-term obligations and receivable      $8,284,000        $4,163,000
      ========================================================================

     The following is a schedule of future minimum lease payments required under operating leases for retail stores, transportation equipment, corporate office space and office equipment that have noncancelable lease terms in excess of one year as of December 30, 2000:

      ------------------------------------------------------ -------------------
                                                                 $11,641,000
      2001
      2002                                                        11,523,000
      2003                                                        11,309,000
      2004                                                        10,860,000
      2005                                                        10,437,000
      2006-2020                                                   87,468,000
      ------------------------------------------------------ -------------------
                                                                 143,238,000
      Total minimum lease payments
      Less minimum amounts receivable under noncancelable
        subleases                                               (106,787,000)
      ------------------------------------------------------ -------------------
      Net minimum lease payments                                 $36,451,000
      ------------------------------------------------------ -------------------

     Rental expenses, net of rental income from subleases, for all operating leases amounted to $5,260,000, $5,010,000 and $4,589,000 in fiscal years 2000,
1999 and 1998, respectively. These amounts include $1,035,000, $1,054,000 and $957,000, respectively, for contingent rentals.

(8)  Stock Option Plans

     The Company has stock option plans which provide for the grant of either incentive or nonqualified stock options to key employees. The exercise price of each option is equal to the market price of the Company's stock on the date of grant. Prior to year 2000, options granted are exercisable for seven years from the date of grant. Beginning in January 2000, options granted are now exercisable for ten years from the date of grant. The options continue to vest ratably over the first three years. Such vesting may be accelerated by the Stock Option Committee of the Board of Directors or upon a change in control of the Company, as defined by the plans.

     In fiscal 1996, the Company adopted the disclosure requirements of FAS No.
123. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under FAS No. 123, the Company's net earnings would have been reduced to the following pro forma amounts below:

  ----------------------------------- ---------------- --------------- ---------------
                                           2000             1999            1998
  ----------------------------------- ---------------- --------------- ---------------
  Net earnings
    As reported                           $7,913,000      $8,358,000      $8,518,000
    Pro forma                              7,577,000       8,012,000       8,181,000
  ----------------------------------- ---------------- --------------- ---------------
  Earnings per share-diluted
    As reported                                $1.33           $1.30           $1.23
    Pro forma                                   1.27            1.24            1.18
  =================================== ================ =============== ===============

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2000, 1999 and 1998:

  ---------------------------- ---------------- --------------- ---------------
                                    2000             1999            1998
  ---------------------------- ---------------- --------------- ---------------
  Dividend yield                    2.00%            2.00%           2.00%
  Expected volatility              25.01%           25.91%          26.81%
  Risk-free interest rate           6.57%            4.75%           5.49%
  Expected term of grant          5.5 years       5.5 years       5.5 years
  ============================ ================ =============== ===============

     The fair values of each option granted in 2000, 1999 and 1998 were $3.48, $4.27 and $4.28, respectively.

     As of December 30, 2000, no incentive stock options have been granted. Following is a summary of the status of nonqualified stock options for the fiscal years 2000, 1999 and 1998:

  ----------------------------------- --------------------- --------------------
                                            Number of         Weighted average
                                              shares           exercise prices
  ----------------------------------- --------------------- --------------------
  Shares under option at
    January 3, 1998                           639,300               $7.40
       Granted                                151,500               15.00
       Exercised                             (118,050)               6.83
  ----------------------------------- --------------------- --------------------
  Shares under option at
    January 2, 1999                           672,750                9.21
       Granted                                165,700               16.13
       Exercised                             (166,750)               5.54
       Forfeited                              (27,500)              14.81
  ----------------------------------- --------------------- --------------------
  Shares under option at
    January 1, 2000                           644,200               11.70
       Granted                                187,200               11.84
       Exercised                             (200,100)               8.01
       Forfeited                              (28,600)              14.38
  ----------------------------------- --------------------- --------------------
  Shares under option at
    December 30, 2000                         602,700               12.85
  =================================== ===================== ====================
  Shares reserved for grant at
    December 30, 2000                         424,600
  =================================== ===================== ====================
  Options granted in
    February 2001                             252,000              $11.63
  =================================== ===================== ====================

     When options were exercised, the Company realized certain income tax benefits. These benefits resulted in a decrease in current income taxes payable and a corresponding increase in additional paid-in capital.

     Exercise prices for options outstanding as of December 30, 2000 ranged from $6.50 to $16.13. The weighted average remaining contractual life of these options is approximately 4 years. Nonqualified stock options outstanding at December 30, 2000, January 1, 2000 and January 2, 1999 were exercisable for 289,500, 363,900 and 402,750 shares. These shares were exercisable at the weighted average prices of $12.09, $9.29 and $6.96 at December 30, 2000, January 2, 1999 and January 3, 1998, respectively.

(9)  Common Stock

     Prior to January 6, 1999, common shares issued and issuable included one associated common stock purchase right which entitled shareholders to purchase one share of common stock from the Company at an exercise price equivalent to $14 per share. The rights became exercisable after a person acquired beneficial ownership of 20% or more of the Company's common stock. The rights did not have any voting rights and would have been redeemed at a price of $0.0067 per right. On January 6, 1999, these rights expired pursuant to their terms.

(10)  Earnings Per Share

     Basic earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding and common stock equivalents during the year. Common stock equivalents used in computing diluted earnings per share related to stock options which, if exercised, would have a dilutive effect on earnings per share. The Company had antidilutive shares for 2000, 1999 and 1998 of $441,000, $153,700 and none, respectively.

     The Company's calculations of earnings per share-basic and earnings per share-diluted were as follows:

  ------------------------------------- ---------------- --------------- ----------------
                                             2000             1999            1998
  ------------------------------------- ---------------- --------------- ----------------
  Net earnings available for common
    shareholders                             $7,913,000      $8,358,000       $8,518,000
  Weighted average shares outstanding         5,935,000       6,336,000        6,749,000
  Earnings per share-basic                        $1.33           $1.32            $1.26
  ------------------------------------- ---------------- --------------- ----------------
  Net earnings available for common          $7,913,000      $8,358,000       $8,518,000
    shareholders
  Weighted average shares outstanding         5,935,000       6,336,000        6,749,000
  Stock options' dilutive effect                 16,000         102,000          174,000
  Weighted average shares and
    equivalents outstanding                   5,951,000       6,438,000        6,923,000
  Earnings per share-diluted                      $1.33           $1.30            $1.23
  ------------------------------------- ---------------- --------------- ----------------

(11)  Segment Reporting

     The Company's operations are classified into two reportable business segments, wholesale and retail. The operational performance of both wholesale and retail segments are managed and evaluated by management.

     The wholesale segment represents the Company's business activities relating to food wholesale distribution. At December 30, 2000, the Company provided products to 71 franchised units, 19 corporate stores and a number of independent retail stores. The wholesale segment includes warehousing, transportation and other logistical functions, and derives its revenues primarily from the sale of groceries, produce, dairy, meat and cigarette products to the Company's franchised, corporate and independent retail customers. The retail segment relates to the Company's retail supermarket activities. Revenues are realized through the sale of groceries, dairy, produce, meat, bakery, deli and other merchandise by the Company's corporate retail stores to retail consumers.

     The accounting policies of the two segments are the same as those described in the Summary of Significant Accounting Policies. The Company's management utilizes several measurement tools in evaluating each segment's performance and each segment's resource requirements. However, the principal measurement tools are consistent with the Company's consolidated financial statements and accordingly are reported on a similar basis. Wholesale operating profits on sales through the Company's corporate stores are allocated to the retail segment. The

"corporate" heading includes corporate-related items, principally cash and equivalents. As it relates to operating income, "corporate" heading includes corporate-related items allocated to the appropriate segments.

     Summarized financial information concerning the Company's reportable segments is shown in the following table (in thousands).

  -------------------------------------- ---------------- --------------- ----------------
  Sales                                       2000             1999            1998
  -------------------------------------- ---------------- --------------- ----------------
  Wholesale sales                        $     409,437    $     411,913   $     404,047
  Intracompany sales                          (114,910)        (123,376)       (123,912)
                                         ---------------- --------------- ----------------
  Net wholesale sales                          294,527          288,537         280,135
  Retail sales                                 207,529          208,422         204,750
  -------------------------------------- ---------------- --------------- ----------------
  Total                                  $     502,056    $     496,959   $     484,885
  ====================================== ================ =============== ================

  -------------------------------------- ---------------- --------------- ----------------
  Earnings before income taxes                2000             1999            1998
  -------------------------------------- ---------------- --------------- ----------------
  Wholesale                              $       9,351    $       9,870   $       9,749
  Retail                                         2,914            3,372           3,741
                                         ---------------- --------------- ----------------
  Total operating income                        12,265           13,242          13,490
  Interest income                                1,349            1,175           1,242
  Interest expense                                (852)            (761)           (816)
  -------------------------------------- ---------------- --------------- ----------------
  Earnings before income taxes           $      12,762    $      13,656   $      13,916
  ====================================== ================ =============== ================

  -------------------------------------- ---------------- --------------- ----------------
  Capital Expenditures                        2000             1999            1998
  -------------------------------------- ---------------- --------------- ----------------
  Wholesale                              $         378    $         199   $         149
  Retail                                         2,214            1,869           2,443
  Corporate                                      2,686            1,141           1,255
  -------------------------------------- ---------------- --------------- ----------------
  Total                                  $       5,278    $       3,209   $       3,847
  ====================================== ================ =============== ================

  -------------------------------------- ---------------- --------------- ----------------
  Depreciation and Amortization               2000             1999            1998
  -------------------------------------- ---------------- --------------- ----------------
  Wholesale                              $         829    $         820   $         933
  Retail                                         3,001            2,450           2,457
  Corporate                                      1,385            1,689           1,685
  -------------------------------------- ---------------- --------------- ----------------
  Total                                  $       5,215    $       4,959   $       5,075
  ====================================== ================ =============== ================

  -------------------------------------- ---------------- --------------- ----------------
  Identifiable Assets                         2000             1999            1998
  -------------------------------------- ---------------- --------------- ----------------
  Wholesale                              $      31,764    $      33,941   $      32,040
  Retail                                        28,260           28,546          26,550
  Corporate                                     44,875           31,140          45,726
  -------------------------------------- ---------------- --------------- ----------------
  Total                                  $     104,899    $      93,627   $     104,316
  ====================================== ================ =============== ================

Unaudited Quarterly Financial Information

     The Company generally includes sixteen weeks in its first quarter and twelve weeks in each subsequent quarter. Summarized quarterly and annual financial information for fiscal years 2000 and 1999 follows:

-------------------------------------- ----------------------------------------------------------------------------
(dollars and shares in thousands,                       Fiscal Year Ended December 30, 2000
except per share data)
-------------------------------------- ----------------------------------------------------------------------------
                                           First         Second          Third          Fourth           Year
-------------------------------------- -------------- -------------- --------------- -------------- ---------------
Net sales                                   $147,688       $116,459       $116,341        $121,568       $502,056
Gross profit                                  24,459         19,471         18,843          19,980         82,753
Net earnings                                   1,869          1,903          1,555           2,586          7,913
Earnings per share - basic                      0.31           0.32           0.26            0.44           1.33
Earnings per share - diluted                    0.31           0.32           0.26            0.44           1.33
Weighted average shares and
equivalents outstanding                        5,999          5,989          5,951           5,916          5,951
-------------------------------------- -------------- -------------- --------------- -------------- ---------------


-------------------------------------- ----------------------------------------------------------------------------
(dollars and shares in thousands,                        Fiscal Year Ended January 1, 2000
except per share data)
-------------------------------------- ----------------------------------------------------------------------------
                                           First         Second          Third          Fourth           Year
-------------------------------------- -------------- -------------- --------------- -------------- ---------------
Net sales                                   $146,951       $115,124       $113,406        $121,478       $496,959
Gross profit                                  23,796         18,748         18,353          19,453         80,350
Net earnings                                   1,831          2,038          1,673           2,816          8,358
Earnings per share - basic                      0.28           0.32           0.27            0.47           1.32
Earnings per share - diluted                    0.27           0.31           0.26            0.46           1.30
Weighted average shares and
equivalents outstanding                        6,756          6,601          6,421           6,095          6,438
-------------------------------------- -------------- -------------- --------------- -------------- ---------------

Common Stock Information

     The Company's common stock is traded over-the-counter on the Nasdaq Stock Market under the symbol SAVO. There are approximately 1,200 shareholders of the Company's common stock. An analysis of the high and low last sale stock prices by quarter and for the last three years are as follows:

  ----------- ------------------ ------------------- ------------------- ------------------ -------------------
                    First              Second              Third              Fourth               Year
  ----------- ------------------ ------------------- ------------------- ------------------ -------------------
                High      Low      High      Low       High      Low       High      Low      High      Low
  2000          $13.00    $ 9.88   $12.00    $10.25    $12.06    $10.50    $12.00    $10.63   $13.00    $ 9.88
  1999           17.38     15.88    17.13     16.00     16.50     15.75     15.75     11.25    17.38     11.25
  1998           17.75     15.00    17.50     15.50     16.00     15.13     16.50     15.50    17.75     15.00
  ----------- --------- -------- --------- --------- --------- --------- --------- -------- --------- ---------

     Cash dividends paid per share were:

---------------- ------------------ ------------------ ------------------ ------------------ ------------------
                       First             Second              Third             Fourth              Year
---------------- ------------------ ------------------ ------------------ ------------------ ------------------
2000                   $0.09              $0.09              $0.09              $0.09              $0.36
1999                    0.08               0.08               0.09               0.09               0.34
1998                    0.07               0.07               0.08               0.08               0.30
---------------- ------------------ ------------------ ------------------ ------------------ ------------------

     Under the Company's loan agreements, approximately $6,100,000 of retained earnings were available for the payment of cash dividends, stock repurchases and other restricted payments at December 30, 2000.

                                                                 APPENDIX A
                                                               --------------
                                                                 As Adopted
                                                                  12/14/00
                                                               --------------

                           SCHULTZ SAV-O STORES, INC.
                  Amended and Restated Audit Committee Charter
                                December 14, 2000

     In order to assist the Audit Committee (the "Committee") of the Board of Directors of Schultz Sav-O Stores, Inc. (the "Company") in carrying out its duties and responsibilities, the following is the Amended and Restated Audit Committee Charter (the "Charter"). This Charter, however, is not intended to, and does not, create any legal or fiduciary duties or responsibilities or form the basis for a breach of fiduciary duty or potential liability if not complied with.

     1. The Committee shall consist of no fewer than three directors, all of whom are able to read and understand fundamental financial statements, and at least one of whom shall have past employment experience in finance or accounting, professional certification in accounting or other comparable experience or background, such as a current or past position as a chief executive or financial officer or other senior officer with financial oversight responsibility. Generally, no director may serve on the Committee if he or she has:

          - been employed by the Company or its affiliates in the current or past three years;

          - personally accepted any compensation from the Company or its affiliates in excess of $60,000 during the previous fiscal year (except for board service, retirement plan benefits or non-discretionary compensation);

          - been a partner, controlling shareholder or an executive officer of any for-profit business to which the Company made, or from which it received, payments (other than those which arise solely from investments in the Company's securities) that exceed 5% of the organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the past three years;

          - an immediate family member who is, or has been during the past three years, employed by the Company or its affiliates as an executive officer; or

          - been employed as an executive of another entity where any of the Company's executives serve on that entity's compensation committee;

provided, however, that one member of the Committee, who is not a current employee or officer of the Company, may fall into one or more of the categories above if (a) the Board of Directors of the Company determines it to be in the best interests of the Company and its shareholders, and (b) the Board's reasons for making such determination are disclosed in the Company's next annual meeting proxy statement.

     2. Absent unusual circumstances, the Committee shall attempt to meet at least twice annually. Special meetings shall be held as circumstances require as determined by the Chairman of the Audit Committee or by any two other members of the Committee.

     3. The Committee's principal functions shall include the following:

          a. To recommend annually a firm of independent certified public accountants to serve as the Company's independent auditing firm for the forthcoming year (it being understood that such accountants shall be accountable to the Company's Board of Directors and the Committee in their capacity as representatives of the shareholders). See Item 8.

          b. To be well-informed about the Company's quarterly and annual financial reports by receiving copies of all such reports.

          c. To review with the Company's chief executive officer, chief financial officer and/or its principal accounting officer and the Company's independent auditing firm the areas of financial risk that could have a material adverse effect on the Company's results of operation or financial condition.

          d. To review with the Company's chief executive officer, chief financial officer and/or its principal accounting officer the Company's annual audit plans.

          e. To review with the Company's chief executive officer, chief financial officer and/or its principal accounting officer the Company's in-house policies and procedures for regular review of officers' conflicts of interest.

          f. To obtain from the Company's independent auditing firm a formal, written statement of the non-auditing relationships between the auditors and the Company.

          g. To review annually management's and the Company's auditor's evaluations of factors related to the independence of the Company's public accountant.

          h. To review management's plans for engaging the Company's independent public accountant to perform management advisory services during the coming year; provided, that to the extent the Company's independent public accountant's independence from the Company is not compromised, management may engage the Company's independent public accountant to perform such services and report the extent and outcome of such services to the Committee at its next meeting.

          i. To periodically review and analyze with the Company's chief executive officer, chief financial officer and/or its principal accounting officer and the Company's independent auditing firm comparable public company financial reporting and accounting policies and practices that differ from those of the Company.

          j. To review annually the adequacy of this Charter. When reviewing the adequacy of this Charter, the Committee should seek the input of the Company's independent auditing firm, the Company's chief executive officer, chief financial officer and/or chief accounting officer.

     4. The Committee shall have unrestricted lines of communication with the chief executive officer, chief financial officer and/or its principal accounting officer of the Company, as well as the Company's independent auditors, at all times.

     5. The Committee shall advise the Company's chief executive officer, chief financial officer and/or chief accounting officer that it expects to be consulted before the Company seeks a second opinion on any significant accounting issue from an auditing firm other than the Company's auditing firm.

     6. The Committee, through its Chairman, shall report its activities to the full Board after each Committee meeting so that the Board is kept informed of its activities on a current basis.

     7. The Committee shall meet with the Company's outside counsel, when appropriate, to discuss legal matters that may have a significant impact on the Company's financial statements.

     8. Factors to be considered in selecting or retaining an independent public accountant to serve as the Company's independent auditing firm shall include, without limitation, the following:

          a. Opinions by appropriate management personnel on the capabilities, resources and performance of the public accounting firm;

          b. The firm's proposed audit fee and explanations for any material fee changes from prior years;

          c. The expected level of participation by the firm's partner designated to the Company's account and other management personnel in the audit examination and the mix of skills and experience of the firm's staff and its staff rotation policy with respect to the Company;

          d. If a new public accounting firm is being considered; the steps planned to ensure a smooth and effective transition;

          e. If a new public accounting firm is being considered, the report of the firm's latest peer review conducted pursuant to a professional quality control program and any significant litigation problems or disciplinary actions by the SEC or others;

          f. If a new public accounting firm is being considered, the proposed firm's credentials, capabilities and reputation and a list of clients in the same geographical area and in the same industry; and

          g.   The auditing firm's independence from the Company.

     9. The following are general post-audit review considerations and guidelines:

          a. The Committee should attempt to obtain from the Company's chief financial officer and/or chief accounting officer explanations for all significant variances in the financial statements between years.

          b. The Committee should attempt to request an explanation from management and the independent public accountant of changes in accounting standards or rules promulgated by the FASB, SEC or other regulatory bodies that have or will have a material effect on the Company's financial statements or accounting policies or practices.

          c. The Committee should attempt to inquire about the existence and substance of any significant accounting accruals, reserves or estimates made by management that had or will have a material impact on the financial statements.

          d. The Committee should attempt to meet privately with the independent public accountant to request its opinion on various matters, including the quality of financial and accounting personnel.

          e. The Committee should attempt to ask the independent public accountant what its greatest concerns were in the course of the audit and if it believes anything else should be discussed with the Committee while not in the presence of management or the Company's chief financial officer and/or principal accounting officer.

          f. The Committee should attempt to review the letter of management representations given to the independent public accountant and inquire whether it encountered any difficulties in obtaining the letter or any specific representations therein.

          g. The Committee should attempt to discuss with management and the independent public accountant the substance of any significant issues raised by outside counsel concerning litigation, contingencies, claims or assessments. The Committee should attempt to understand how such matters are reflected in the Company's financial statements.

          h. The Committee should attempt to inquire with the Company's chief executive officer, chief financial officer and chief accounting officer whether there are any significant tax matters that have been or might be reasonably disputed by the IRS or state agencies, and inquire as to the status of the related tax reserves.

          i. The Committee, at least through its Chairman, should attempt to review with management the MD&A section of the Company's annual report and ask the extent to which the independent public accountant reviewed the MD&A section. Similar efforts should be attempted, at least on a post-filing basis, with respect to the Company's quarterly reports. The

               Committee should ask the independent public accountant whether the other sections of the annual report to shareholders are consistent with the information reflected in the financial statements.

                                                                 APPENDIX B
                                                               --------------
                                                                 As Adopted
                                                                  12/14/00
                                                               --------------

                           SCHULTZ SAV-O STORES, INC.
                   2001 NONEMPLOYEE DIRECTOR STOCK OPTION PLAN

                                   ARTICLE 1
                      ESTABLISHMENT, PURPOSE AND DURATION.

     Section 1.1. Establishment of the Plan. Schultz Sav-O Stores, Inc. hereby establishes an incentive compensation plan to be known as "Schultz Sav-O Stores, Inc. 2001 Nonemployee Director Stock Option Plan" (the "Plan"), as set forth in this document. The Plan permits the grant of Nonqualified Stock Options to Nonemployee Directors, subject to the terms and provisions set forth herein. The Plan shall be effective upon the date that the Company's shareholders approve the Plan so long as such approval occurs on or before December 14, 2001 (the "Effective Date") and no Grants shall be made prior to the Effective Date.

     Section 1.2. Purpose of the Plan. The purpose of the Plan is to promote the best interests of the Company and its shareholders by providing Nonemployee Directors (as defined below) with an opportunity to acquire a, or increase their, proprietary interest in the Company. It is intended that the Plan will enhance the incentives and personal interests in the welfare of the Company by the Nonemployee Directors who are responsible for shaping the long-range plans of the Company and securing the Company's continued growth and financial success.

     Section 1.3. Duration of the Plan. The Plan shall commence on the Effective Date and shall remain in effect, subject to the right of the Board of Directors to terminate the Plan at any time pursuant to ARTICLE 7 herein, until all Shares subject to it shall have been purchased or acquired according to the Plan's provisions. However, in no event may an Option be granted under the Plan on or after the tenth anniversary of the Effective Date.

                                   ARTICLE 2
                                  DEFINITIONS.

     Whenever used in the Plan, the following terms shall have the meanings set forth below and, when the meaning is intended, the initial letter of the word or words is capitalized:

     (a) "Beneficial Owner" shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

     (b) "Board" or "Board or Directors" means the Board of Directors of the Company, and includes any committee of the Board of Directors designated by the Board to administer part or all of the Plan consistent with the terms of the Plan.

     (c) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

     (d) "Committee" shall mean the Stock Option Committee of the Board of Directors of the Company (or any other committee or committees thereof designated by such Board to administer the Plan); provided, however, that the Committee is composed of not less than two directors, each of whom is a "disinterested person" within the meaning of Rule 16b-3.

     (e) "Company" means Schultz Sav-O Stores, Inc., a Wisconsin corporation, or any successor thereto as provided in Section 8.6 herein.

     (f) "Director" means any individual who is a member of the Board of Directors.

     (g) "Employee" means any full-time or part-time employee of the Company or any of its subsidiaries. For purposes of the Plan, an individual whose only employment relationship with the Company or its subsidiaries is as a Director or a consultant shall not be deemed to be an Employee.

     (h) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

     (i) "Fair Market Value" means, with respect to any property (including, without limitation, any Shares or other securities), the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee.

     (j) "Grant" means a grant of Nonqualified Stock Options under the Plan.

     (k) "Nonemployee Director" means any Director who is not otherwise an Employee.

     (l) "Nonqualified Stock Option" means an Option to purchase Shares granted under ARTICLE 6 herein.

     (m) "Option" means a Nonqualified Stock Option granted under the Plan.

     (n) "Option Agreement" shall mean any written agreement, contract or other instrument or document evidencing any Grant granted under the Plan.

     (o) "Option Price" means the exercise price at which a Share may be purchased under an Option.

     (p) "Participant" means a Nonemployee Director of the Company who has outstanding a viable Grant under the Plan.

     (q) "Person" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" as defined in Section 13(d).

     (r) "Shares" shall mean shares of common stock of the Company, $0.05 par value, and such other securities or property as may become subject to Grants pursuant to an adjustment made under ARTICLE 4 of the Plan.

                                   ARTICLE 3
                                 ADMINISTRATION.

     Section 3.1. The Committee. The Plan shall be administered by the Committee; provided, however, that if at any time the Committee shall not be in existence, the functions of the Committee as specified in the Plan shall be exercised by those members of the Board of Directors of the Company who qualify as "disinterested persons" under Rule 16b-3.

     Section 3.2. Administration by the Committee. The Committee shall have the full power, discretion and authority to interpret and administer the Plan in a manner which is consistent with the Plan's provisions. However, in no event shall the Committee have the power to determine eligibility to participate in the Plan, or to determine the number, the value, the vesting or exercise period or the timing of Grants to be made under the Plan (all such determinations are automatic pursuant to the provisions of the Plan). Any action taken by the Committee with respect to the administration of the Plan which would violate Rule 16b-3(c)(2) under the Exchange Act (or any successor provision) shall be null and void.

     Section 3.3. Decisions Binding. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations and other decisions under or with respect to the Plan or any Grant shall be within the sole discretion of the Committee, may be made at any time or from time to time, and shall be final, conclusive and binding upon all Persons, including the Company, any affiliate, any Nonemployee Director, any holder or beneficiary of any Grant, any shareholder and any employee of the Company or of any Affiliate.

                                   ARTICLE 4
                           SHARES SUBJECT TO THE PLAN.

     Section 4.1. Number of Shares. Subject to adjustment as provided in Section 4.1(e):

     (a) Number of Shares Available. The number of Shares with respect to which Grants may be granted under the Plan shall be 200,000.

     (b) Accounting for Grants. The number of Shares covered by a Grant under the Plan, or to which such Grant relates, shall be counted on the date of grant of such Grant against the number of Shares available for granting Grants under the Plan.

     (c) Sources of Shares Deliverable Under Grants. Any Shares delivered pursuant to a Grant may consist, in whole or in part, of authorized and unissued Shares or of treasury Shares.

     (d) Lapsed Grants. If any Share under an Option granted under the Plan terminates, expires or lapses for any reason, such Share again shall become automatically available for issuance pursuant to other Grants under the Plan. However, in the event that prior to the Option's termination, expiration or lapse, the holder of the Options at any time received one or more "benefits of ownership" pursuant to such Options (as defined by the Securities and Exchange Commission, pursuant to any rule or interpretation promulgated under Section 16 of the Exchange Act), the Shares subject to such Options shall not be made available for regrant under the Plan.

     (e) Adjustments in Authorized Shares. In the event of any merger, reorganization, consolidation, recapitalization, separation, liquidation, stock dividend, stock split, split-up, Share combination, or other change in the corporate structure of the Company affecting the Shares (excluding cash dividends), the Committee may make such adjustments to outstanding Options (including, without limitation, the number of Shares subject to the Options and the Option Price) as may be determined to be appropriate and equitable by the Committee, in its sole discretion, to prevent dilution or diminishment of a Grant and to otherwise appropriately adjust the remaining number of Shares reserved and available for Grants under Section 4.1 of the Plan; provided, however, that no such adjustment shall be made if the adjustment may cause the Plan to fail to comply with the "formula award" exception, as set forth in Rule 16b-3(c)(2)(ii)(A) under the Exchange Act (or any successor provision).

                                   ARTICLE 5
                         ELIGIBILITY AND PARTICIPATION.

     Section 5.1. Eligibility. Persons eligible to participate in the Plan are limited to Nonemployee Directors.

     Section 5.2. Actual Participation. Each Nonemployee Director during the term of this Plan shall receive a Grant pursuant to the terms and provisions set forth in ARTICLE 6 herein.

                                   ARTICLE 6
                           NONQUALIFIED STOCK OPTIONS.

     Section 6.1. Automatic Grants. Subject to adjustment as provided in Section 4.1(e), on the date of initial election or appointment of a Nonemployee Director during the term of the Plan or, on the Effective Date in the case of each Nonemployee Director who is serving as such on the Effective Date, each such Nonemployee Director shall be automatically granted an Option to purchase 5,000 Shares. Subject to adjustment as provided in Section 4.1(e), thereafter, on the final day of each fiscal year of the Company during the term of the Plan, each then serving Nonemployee Director shall be automatically granted an Option to purchase 5,000 Shares. The specific terms and provisions of such Grants shall be consistent with the terms of the Plan and incorporated into Option Agreements, executed pursuant to Section 6.3 of the Plan.

     Section 6.2. Limitation on Grants. Other than the automatic Grants provided in Section 6.1 herein, no additional Options shall be granted under the Plan.

     Section 6.3. Option Agreements. Each Grant shall be evidenced by an Option Agreement that shall specify the Option Price, the duration of the Option, the number of Shares available for purchase under the Option Agreement, and such other provisions as the Committee shall determine appropriate, consistent with the terms of the Plan.

     Section 6.4. Option Price. The exercise price per Share of an Option granted pursuant to this Section 6.4 shall be determined by the Committee; provided, however, that such exercise price shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such Option.

     Section 6.5. Option Term. The term of each Option shall be fixed by the Committee; provided, however, that in no event shall the term of any Option exceed a period of ten years from the date of its grant.

     Section 6.6. Exercisability of Shares Subject to Option. Subject to Section 6.7, an Option shall become exercisable in such manner and within such period or periods and in such installments or otherwise as shall be determined by the Committee. The Committee also shall determine the method or methods by which, and the form or forms, including, without limitation, cash, Shares, other securities, other Grants, other property or any combination thereof, having a Fair Market Value on the exercise date equal to the relevant exercise price, in which payment of the exercise price with respect to any Option may be made or deemed to have been made.

     Section 6.7. Termination of Directorship. If a Participant ceases to be a Director for any reason, including death, disability or retirement, all Options granted to such Participant which remain outstanding shall remain exercisable for six months following the date the Nonemployee Director's service on the Board terminates, or until the respective Options' expiration date, whichever period is shorter.

     Section 6.8. Restrictions on Share Transferability. Shares acquired pursuant to the exercise of an Option under the Plan shall be subject to applicable restrictions under applicable federal securities laws, under the requirements of any national securities exchange or market upon which such Shares are then listed and/or traded, and under any blue sky or state securities laws applicable to such Shares.

     Section 6.9. Nontransferability of Options. Except as otherwise provided by the Board of Directors of the Company or the Committee, Grants granted under the Plan shall not be transferable other than as designated by the Nonemployee Director by will or by the laws of descent and distribution. In the event that the Board of Directors of the Company or the Committee shall permit a transfer of a Grant, any permitted transferee shall have all of the rights of the Nonemployee Director under the Plan, as if the Nonemployee Director had retained such Grant.

                                   ARTICLE 7
                    AMENDMENT, MODIFICATION AND TERMINATION.

     Section 7.1. Amendments to and Termination of the Plan. The Board of Directors of the Company may at any time amend, alter, suspend, discontinue or terminate the Plan; provided, however, that shareholder approval of any amendment of the Plan shall also be obtained if otherwise required by: (i) the rules and/or regulations promulgated under Section 16 of the Exchange Act (in order for the Plan to remain qualified under Rule 16b-3); (ii) the Code or any rules promulgated thereunder (in order to allow for Incentive Stock Options to be granted under the Plan); or (iii) the quotation or listing requirements of the Nasdaq National Market or any principal securities exchange or market on which the Shares are then traded (in order to maintain the quotation or listing of the Shares thereon). Termination of the Plan shall not affect the rights of Nonemployee Directors with respect to Grants previously granted to them, and all unexpired Grants shall continue in force and effect after termination of the Plan except as they may lapse or be terminated by their own terms and conditions.

     Section 7.2. Correction of Defects, Omissions and Inconsistencies. The Committee may in its discretion correct any defect, supply any omission or reconcile any inconsistency in any Grant or Option Agreement in the manner and to the extent it shall deem desirable to carry the Plan into effect.

                                   ARTICLE 8
                                 MISCELLANEOUS.

     Section 8.1. Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

     Section 8.2. Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

     Section 8.3. No Right of Nomination or Directorship. Nothing in the Plan or any Option Agreement shall be deemed to create any obligation on the part of the Board to appoint or nominate any Director or other Person for election or appointment to the Board or any right of any Person to serve as a Director. Nothing herein or in any Option Agreement shall interfere in any way with the right of the Company, its Board or its shareholders to terminate a Participant's status as a Director at any time consistent with the Company's Articles of Incorporation and Bylaws.

     Section 8.4. Shares Available. The Shares made available pursuant to Grants under the Plan may be either authorized but unissued Shares, or Shares which have been or may be reacquired by the Company, as determined from time to time by the Board.

     Section 8.5. Additional Compensation. Options granted under the Plan shall be in addition to any annual retainer, attendance fees, expense reimbursements or other compensation or benefits payable to each Participant as a result of his or her service on the Board or otherwise.

     Section 8.6. Successors. All obligations of the Company under the Plan, with respect to Grants hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the business, stock and/or assets of the Company or its subsidiaries.

     Section 8.7. Requirements of Law. Grants under the Plan shall be subject to all applicable laws rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

     Section 8.8. Governing Law. The Plan and all Option Agreements hereunder shall be construed in accordance with and governed by the internal laws of the State of Wisconsin.

                                                                    APPENDIX C

                      AGREEMENT AND PLAN OF SHARE EXCHANGE

     AGREEMENT AND PLAN OF SHARE EXCHANGE (the "Agreement"), dated February 22, 2001, between SCHULTZ SAV-O STORES, INC., a Wisconsin corporation ("Schultz") and Schultz Holding Company, Inc., a Wisconsin corporation ("Schultz Holding").

     WHEREAS, Schultz has authority to issue 20,000,000 shares of common stock, par value $0.05 per share (the "Schultz Common Stock"), of which 5,475,924 shares were issued and outstanding on February 15, 2001;

     WHEREAS, Schultz Holding has authority to issue 20,000,000 shares of common stock, par value $0.05 per share (the "Schultz Holding Common Stock"), of which 100 shares are issued and outstanding and owned beneficially and of record by Schultz;

     WHEREAS, the respective Boards of Directors of Schultz and Schultz Holding have determined that it is advisable and in the best interests of such corporations and their shareholders to effect an exchange of the issued and outstanding shares of Schultz Common Stock for shares of Schultz Holding Common Stock upon the terms and conditions herein provided (the "Exchange") for the purpose of reorganizing Schultz into a holding company structure; and

     WHEREAS, the respective Boards of Directors of Schultz and Schultz Holding have, and Schultz has, in its capacity as Schultz Holding's sole shareholder, duly adopted and approved this Agreement and directed that it be executed by the undersigned officers and that it be submitted for a vote of the Schultz shareholders.

     NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereby agree as follows:

                                   ARTICLE 1

                        NAMES OF ACQUIRED CORPORATION AND
                              ACQUIRING CORPORATION

     Section 1.1. The Acquired Corporation. The name of the corporation the shares of which are proposed to be acquired by Schultz Holding in the Exchange is SCHULTZ SAV-O STORES, INC.

     Section 1.2. The Acquiring Corporation. The name of the corporation proposing to acquire shares of Schultz in the Exchange is SCHULTZ HOLDING COMPANY, INC.

                                   ARTICLE 2

                    TERMS AND CONDITIONS OF PROPOSED EXCHANGE

     Section 2.1. General. At the Effective Time (as hereinafter defined) the shares of Schultz Common Stock then issued and outstanding shall be exchanged for shares of Schultz Holding Common Stock.

     Section 2.2. Effective Time. The "Effective Time" of the Exchange shall be the close of business on the day on which Articles of Share Exchange with respect thereto, substantially in the form attached hereto as Exhibit I, are filed with the Department of Financial Institutions of the State of Wisconsin in accordance with the Wisconsin Business Corporation Law (the "WBCL") or such later time as may be designated in the Articles of Share Exchange.

                                   ARTICLE 3

                      MANNER AND BASIS OF EXCHANGING SHARES
                        OF CAPITAL STOCK IN THE EXCHANGE

     Section 3.1. Exchange of Schultz Common Stock for Schultz Holding Common Stock. At the Effective Time, automatically by virtue of the Exchange and without further action on the part of the holder thereof, each share of Schultz Common Stock outstanding immediately prior to the Effective Time shall be exchanged for one share of Schultz Holding Common Stock, which shall thereupon be validly issued, fully paid and nonassessable except for liability which may be imposed on the holders thereof under Section 180.0622(2) of the WBCL.

     Section 3.2. Cancellation of Schultz Holding Common Stock. Each share of Schultz Holding Common Stock issued and outstanding immediately prior to the Effective Time shall be cancelled and restored to the status of authorized and unissued Schultz Holding Common Stock.

     Section 3.3. Fractional Shares. No fractional shares of Schultz Holding Common Stock shall be issued in the Exchange.

     Section 3.4. Stock Certificates. (a) Following the Effective Time, each holder of a certificate or certificates theretofore representing outstanding shares of Schultz Common Stock may, but shall not be required to, surrender the same to Schultz Holding or its transfer agent for cancellation or transfer, and each such holder or transferee will be entitled to receive a certificate or certificates representing the same number of shares of Schultz Holding Common Stock as the number of shares of Schultz Common Stock previously represented by such stock certificates so surrendered. Until so surrendered or presented for transfer, each outstanding certificate which prior to the Effective Time represented shares of Schultz Common Stock shall be deemed for all purposes to represent the ownership of the same number of shares of Schultz Holding Common Stock as though such surrender and transfer had taken place. If any certificate representing shares of Schultz Holding Common Stock is to be issued in a name other than that of the registered holder of the certificate formerly representing shares of Schultz Common Stock presented for transfer, it shall be a condition of issuance that (i) the certificate so surrendered shall be properly endorsed or accompanied by a stock power and shall otherwise be in proper form for transfer and (ii) the person requesting such issuance shall pay to Schultz Holding's transfer agent any transfer or other taxes required by reason of issuance of certificates representing Schultz Holding Common Stock in a name other than that of the registered holder of the certificate presented, or establish to the satisfaction of Schultz Holding or its transfer agent that such taxes have been paid or are not applicable; (b) immediately following the Effective Time, Schultz shall cause to be delivered to Schultz Holding, a certificate registered in the name of Schultz Holding for the number of shares of Schultz Common Stock issued and outstanding at the Effective Time.

                                   ARTICLE 4

                  OTHER PROVISIONS WITH RESPECT TO THE EXCHANGE

     Section 4.1. Further Assurances. Each of Schultz and Schultz Holding shall take all such action as may be necessary or appropriate in order to effectuate the Exchange. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the officers and directors of each of Schultz and Schultz Holding shall take all such further action.

     Section 4.2. Conditions to the Exchange. The consummation of the Exchange is subject to the satisfaction of the following conditions prior to the Effective Time:

     (a) The Exchange shall have received the approval of the holders of Schultz Common Stock and Schultz Holding Common Stock (which has already been received) to the extent required by the WBCL and the respective Articles of Incorporation and By-laws of Schultz and Schultz Holding;

     (b) A registration statement or registration statements relating to the shares of Schultz Holding Common Stock to be issued as a result of the Exchange shall be effective under the Securities Act of 1933, as amended, and shall not be the subject of any "stop order";

     (c) The shares of Schultz Holding Common Stock to be issued as a result of the Exchange shall have been approved for listing, upon official notice of issuance, by the Nasdaq National Market;

     (d) Schultz shall have received an opinion from Foley & Lardner, counsel to Schultz, substantially to the effect that, on the basis of the facts, assumptions and qualifications set forth in such opinion, for federal income tax purposes: (1) no gain or loss will be recognized by Schultz Holding or the holders of Schultz Common Stock who receive Schultz Holding Common Stock by reason of the consummation of the Exchange; (2) the basis of Schultz Holding Common Stock received by a holder of Schultz Common Stock in the Exchange will be the same as the basis of the Schultz Common Stock exchanged for such Schultz Holding Common Stock; and (3) each holder who holds Schultz Common Stock as a capital asset will include in his holding period for Schultz Holding Common Stock which he receives in the Exchange his holding period for such Schultz Common Stock exchanged for Schultz Holding Common Stock; and

     (e) Schultz shall have received an opinion, in form and substance satisfactory to Schultz from Foley & Lardner, counsel to Schultz, as to the validity of Schultz Holding Common Stock to be issued in the Exchange.

     Section 4.3. Amendment; Waiver. The parties hereto, to the extent permitted by law, by mutual consent of their respective Boards of Directors, may amend, modify or supplement this Agreement or waive any condition set forth in Section
4.02 hereof in such manner as may be agreed upon by them in writing, at any time before or after approval of this Agreement by the shareholders of Schultz; provided, however, that no such amendment, modification, supplement or waiver shall, in the sole judgment of the Board of Directors of Schultz, materially and adversely affect the rights of the shareholders of Schultz.

     Section 4.4. Deferral. Consummation of the transactions herein provided for may be deferred by the Boards of Directors of Schultz and Schultz Holding for a reasonable period of time if said Boards determine that such deferral would be in the best interests of Schultz and its shareholders.

     Section 4.5. Termination. This Agreement may be terminated and the Exchange and other transactions herein provided for abandoned at any time before the Effective Time, whether before or after approval of this Agreement by the shareholders of Schultz, by the parties hereto, by mutual consent of their respective Boards of Directors, if such Boards of Directors determine for any reason that the consummation of the transactions provided for herein would for any reason be inadvisable, or that any consents or approvals deemed necessary or advisable by such Boards of Directors have not been obtained within a reasonable time after approval by the shareholders of Schultz.

     Section 4.6. Counterparts. This Agreement may be executed in two or more counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

     Section 4.7. Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

     Section 4.8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Wisconsin.

     IN WITNESS WHEREOF, Schultz and Schultz Holding have executed this Agreement by their respective duly authorized officers as of the date first written above.

                                       SCHULTZ SAV-O STORES, INC.


                                       /s/ Elwood F. Winn
                                       -----------------------------------------
                                       Elwood F. Winn
                                       President and Chief Executive Officer


                                       /s/ Armand C. Go
                                       -----------------------------------------
                                       Armand C. Go
                                       Vice President, Chief Financial Officer,
                                       Treasurer and Secretary


                                       SCHULTZ HOLDING COMPANY, INC.


                                       /s/ Elwood F. Winn
                                       -----------------------------------------
                                       Elwood F. Winn
                                       President and Chief Executive Officer


                                       /s/ Armand C. Go
                                       -----------------------------------------
                                       Armand C. Go
                                       Vice President, Chief Financial Officer,
                                       Treasurer and Secretary

                                                                       EXHIBIT I
                                                                   TO APPENDIX C

                           ARTICLES OF SHARE EXCHANGE

                           SCHULTZ SAV-O STORES, INC.
                            (a Wisconsin corporation)
                            The Acquired Corporation
                                       AND

                               Fresh Brands, Inc.
                    (formerly Schultz holding company, inc.)
                            (a Wisconsin corporation)
                            The Acquiring Corporation

     In accordance with and pursuant to Section 180.1105 of the Wisconsin Business Corporation Law ("WBCL"), FRESH BRANDS, INC., a Wisconsin corporation ("Acquiring Corporation," and, formerly, Schultz Holding Company, Inc.), as of _______, 2001, does hereby execute the following Articles of Share Exchange:


     The Agreement and Plan of Share Exchange by and between the Acquiring Corporation and Schultz Sav-O Stores, Inc., a Wisconsin corporation (the "Acquired Corporation"), dated as of February 22, 2001 ("Plan of Share Exchange"), a true and correct copy of which is attached hereto as Exhibit A and hereby incorporated by reference herein, was approved and adopted in accordance with Section 180.1103 of the WBCL.


     The Board of Directors of Acquired Corporation, in accordance with the Acquired Corporation's Restated Articles of Incorporation and By-Laws and the WBCL, approved and adopted the Plan of Share Exchange and the transactions contemplated thereby and directed the submission of the Plan of Share Exchange to the shareholders of the Acquiring Corporation on February 12, 2001.


     The shareholders of Acquired Corporation, in accordance with the Acquired Corporation's Restated Articles of Incorporation and By-Laws and the WBCL, approved and adopted the Plan of Share Exchange and the transactions contemplated thereby on May 9, 2001.


     The Board of Directors of the Acquiring Corporation, in accordance with the Acquiring Corporation's Articles of Incorporation and By-Laws and the WBCL, approved and adopted the Plan of Share Exchange and the transactions contemplated thereby and directed the submission of the Plan of Share Exchange to the sole shareholder of the Acquiring Corporation on February 22, 2001.


     Acquired Corporation, as the then sole shareholder of the Acquiring Corporation, in accordance with the Acquiring Corporation's Articles of Incorporation and By-Laws and the WBCL, approved and adopted the Plan of Share Exchange and the transactions contemplated thereby on February 22, 2001.


     These Articles of Share Exchange shall be effective, and the exchange of shares provided for under the Plan of Share Exchange shall take effect, upon the filing of these Articles of Share Exchange with the office of the Department of Financial Institutions of the State of Wisconsin.

     IN WITNESS WHEREOF, the Acquiring Corporation has caused these Articles of Share Exchange to be executed by its duly authorized officers as of the day and year first above written.

                                       SCHULTZ SAV-O STORES, INC.


                                       -----------------------------------------
                                       Elwood F. Winn
                                       President and Chief Executive Officer


                                       -----------------------------------------
                                       Armand C. Go
                                       Vice President, Chief Financial Officer,
                                       Treasurer and Secretary


                                       FRESH BRANDS, INC.


                                       -----------------------------------------
                                       Elwood F. Winn
                                       President and Chief Executive Officer


                                       -----------------------------------------
                                       Armand C. Go
                                       Secretary

                                                                      APPENDIX D

                              AMENDED AND RESTATED
                            ARTICLES OF INCORPORATION
                              OF FRESH BRANDS, INC.

     The following Amended and Restated Articles of Incorporation of Schultz Holding Company, Inc., a Wisconsin corporation (the "Corporation"), were duly adopted in accordance with the Wisconsin Business Corporation Law, and supercede and take the place of the existing articles of incorporation and any amendments thereto:

                                 ARTICLE I. Name

     The name of the Corporation shall be "Fresh Brands, Inc."

                               ARTICLE II. Purpose

     The purpose for which this Corporation is organized is to engage in any lawful activity within the purposes for which corporations may be organized under the Wisconsin Business Corporation Law.

                           ARTICLE III. Capital Stock

     A. Authorized Shares. The aggregate number of shares which the Corporation shall have authority to issue, itemized by classes and par value of shares, is as follows:

Class                               No. of Shares    Par Value Per Share
-----                               -------------    -------------------
Common Shares (designated
 common stock)                         20,000,000                 $ 0.05
Preferred Shares                        1,000,000                 $ 0.05

     B. Preferred Shares.

          1. General. Any series of preferred shares may be issued:

                    a. Subject to the right of the Corporation to redeem or exchange any of such shares at the rate and for the consideration specified in the particular series;

                    b. Convertible into common shares or into shares of any other series of the preferred shares, as specified in the particular series; and

                    c. Having such voting rights, including the right to vote as a separate class, as specified in the particular series.

          2. Dividends.

          Before any dividends shall be paid or set apart for payment upon the common shares, the holders of each series of preferred shares shall be entitled to receive dividends at the rate per annum specified in the particular series payable quarterly upon the first business day of January, April, July and October of each year out of any funds legally available for the payment of such dividends, when and if declared by the Board of Directors. Such dividends shall accumulate on each preferred share from the date of issuance. All dividends on preferred shares shall be cumulative so that if the

Corporation shall not pay the quarterly dividend, or any part thereof, on the preferred shares then issued and outstanding, such deficiency shall thereafter be fully paid, but without interest, before any dividend shall be paid or set apart for payment on the common shares.

          Any dividend paid upon the preferred shares at a time when any accumulated dividends for any prior period are delinquent shall be expressly declared as a dividend in whole or partial payment of the accumulated dividend for the earliest dividend period for which dividends are then delinquent, and shall be so designated to each shareholder to whom payment is made. All preferred shares shall rank equally and shall share ratably, in proportion to the rate of dividend of the series, in all dividends paid or set aside for payment for any dividend period or part thereof upon any such shares.

          Except to the limited extent hereinafter provided, so long as any preferred shares shall be outstanding, no dividend, whether in cash, stock or otherwise, shall be paid or declared nor shall any distribution be made, on the common shares, nor shall any common shares be purchased, redeemed or otherwise acquired for value by the Corporation, nor shall any moneys be paid to or set aside or made available for a sinking fund for the purchase or redemption of any common shares, unless:

                    a. All dividends on the preferred shares of all series for all past quarterly dividend periods shall have been paid or shall have been declared and a sum sufficient for the payment thereof set apart; and

                    b. The Corporation shall have set aside all amounts theretofore required to be set aside as and for all sinking fund accounts, if any, for the redemption or purchase of all series of preferred shares for all past sinking fund payment periods or dates.

The foregoing provisions shall not, however, apply to, or in any way restrict
(i) any acquisition of common shares in exchange solely for common shares; (ii) the acquisition of common shares through application of the proceeds of the sale of common shares; or (iii) stock dividends or distributions payable only in shares of stock having rights and preferences subordinate to the preferred shares.

          3. Liquidation, Dissolution or Winding Up.

          In case of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of each series of preferred shares shall be entitled to receive out of the assets of the Corporation in money or money's worth the amount specified in the particular series for each share at the time outstanding together with all accrued but unpaid dividends thereon, before any of such assets shall be paid or distributed to holders of common shares. In case of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, if the assets of the Corporation shall be insufficient to pay the holders of all preferred shares then outstanding the entire amounts to which they may be entitled, the holders of each outstanding series of the preferred shares shall share ratably in such assets in proportion to the respective amounts payable in liquidation.

          4. Authority to Establish Series.

          The Board of Directors shall have the authority, to the maximum extent permitted by Wisconsin law, to divide the preferred shares into series and to fix and determine the relative rights and preferences of any series so established.

                          ARTICLE IV. Preemptive Rights

          No shareholder of the Corporation shall have any preemptive or preferential right to subscribe for or purchase any of the unissued shares of stock of the Corporation, whether now or hereafter authorized, or any shares of this Corporation purchased or otherwise acquired by this Corporation or by its nominee or nominees, or any bonds, certificates of indebtedness, debentures, or other securities convertible into stock of this Corporation, or any right of subscription to any thereof other than such, if any, as the Board of Directors in its discretion may from time to time determine.

                          ARTICLE V. Board of Directors

          The general powers, number, classification and qualifications of directors shall be as set forth in Article III, Sections 1 and 2 of the Corporation's Bylaws and such Article III, Sections 1 and 2 of the Bylaws, or any provision thereof, shall be amended, altered, changed or repealed only by the affirmative vote of shareholders possessing at least three-fourths of the voting power of the then outstanding shares of all classes of stock of the Corporation generally possessing voting rights in elections of directors, considered for this purpose as one class; provided, however, that the Board of Directors, by a resolution adopted by the Requisite Vote (as hereinafter defined), may amend, alter, change or repeal Sections 1 and 2 of Article III of the Bylaws, or any provision thereof, without the vote of the shareholders. As used herein, the term "Requisite Vote" shall mean the affirmative vote of at least two-thirds of the directors then in office plus one director.

          Any director may be removed from office, but only for "cause" (as hereinafter defined) by the affirmative vote of shareholders possessing at least a majority of the voting power of the then outstanding shares of all classes of stock of the Corporation generally possessing voting rights in elections of directors, considered for this purpose as one class; provided, however, that if the Board of Directors by a resolution adopted by the Requisite Vote shall have recommended removal of a director, then the shareholders may remove such director from office by the foregoing vote without cause. As used herein, "cause" shall be construed to exist only if the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal or has been adjudged by a court of competent jurisdiction to be liable for willful misconduct in the performance of his duty to the Corporation in a matter which has a materially adverse effect on the business of the Corporation and such adjudication is no longer subject to direct appeal.

          Any vacancy occurring in the Board of Directors, including a vacancy created by the removal of a director or an increase in the number of directors, may be filled by the affirmative vote of a majority of the directors then in office, though less than a quorum of the Board of Directors, or by a sole remaining director. Any director so elected shall serve until the next election of the class for which such director shall have been chosen and until his successor shall be elected and qualified.

          Notwithstanding any other provisions of these Articles of Incorporation, the provisions in this Article V shall be amended, altered, changed or repealed only by the affirmative vote of shareholders possessing at least three-fourths of the voting power of the then outstanding shares of all classes of stock of the Corporation generally possessing voting rights in elections of directors, considered for this purpose as one class.

          Notwithstanding the foregoing and the provisions of the Bylaws of the Corporation, whenever the holders of any one or more series of preferred shares issued by the Corporation, pursuant to Article III hereof, shall have the right, voting separately as a class or by series, to elect directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of the series of preferred shares applicable thereto, and such directors so elected shall not be divided into classes unless expressly provided by the terms of the applicable series.

                        ARTICLE VI. Sale of Real Property

          The Board of Directors of the Corporation is authorized to sell, lease, exchange, mortgage, pledge or otherwise convey or dispose of all or any part of the real property, fixtures, improvements or chattels real of the Corporation, by instruments duly executed according to law, and no authorization or consent of the shareholders shall be required.

                    ARTICLE VII. Registered Office and Agent

          The address of the registered office at the time of the adoption of these Articles of Incorporation is 2215 Union Avenue, Sheboygan, Wisconsin 53081, and the name of its registered agent at such address is Elwood F. Winn. The name and address of the registered agent may be changed from time to time by the Board of Directors in the manner set forth in the Bylaws.

                         Article VIII. Sole Incorporator

          The name and address of the sole incorporator of this Corporation is Armand C. Go, 2215 Union Avenue, Sheboygan, Wisconsin 53081.

                 ----------------------------------------------

          The undersigned officers of Fresh Brands, Inc., a Wisconsin corporation with its registered office in Sheboygan County, do hereby certify that:

          FIRST: The foregoing Amended and Restated Articles of Incorporation of this Corporation ("Articles") were duly adopted by the sole shareholder of the Corporation by unanimous written consent on March 14, 2001, in accordance with sec. 180.1003 and 180.1004, Wis. Stats.

          Executed in duplicate and seal affixed this 14th day of March, 2001.



                                         By: /s/ Elwood F. Winn
                                             -----------------------------------
                                             Elwood F. Winn, President and Chief
                                             Executive Officer


                                         By: /s/ Armand C. Go
                                            ------------------------------------
                                            Armand C. Go, Secretary


                                 ---------------

This instrument was drafted by and should be returned to Steven R. Barth, Foley & Lardner, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202. This document should be recorded in the Office of the Register of Deeds of Sheboygan County.

                                 ---------------

                                                                      APPENDIX E







                                     BYLAWS
                                       OF

                               FRESH BRANDS, INC.
                           (a Wisconsin corporation)

                                     OFFICES

          1.01 Principal and Business Offices. The corporation may have such principal and other business offices, either within or without the State of Wisconsin, as the Board of Directors may designate or as the business of the corporation may require from time to time.

          1.02 Registered Office. The registered office of the corporation required by the Wisconsin Business Corporation Law to be maintained in the State of Wisconsin may be, but need not be, identical with the principal office in the State of Wisconsin, and the address of the registered office may be changed from time to time by the Board of Directors or by the registered agent. The business office of the registered agent of the corporation shall be identical to such registered office.

                            ARTICLE II SHAREHOLDERS

          2.01 Place of Meetings. Meetings of the shareholders of the corporation shall be held at such place as may be designated from time to time by resolution of the Board of Directors of the corporation. If no such place is designated, then the meeting shall be held at the general office of the corporation in Sheboygan County, Wisconsin.

          2.02 Annual Meeting. The annual meeting of the shareholders shall be held on the second Wednesday of May of each year. If such day is a legal holiday then the meeting shall be held on the next secular day.

          2.03 Special Meetings. Special meetings of the shareholders may be called by any officer of the corporation, the Board of Directors, or by the holders of not less than one tenth of all the shares entitled to vote at the meeting.

          2.04 Notice of Shareholders' Meetings. Written notice stating the place, day and hour of the meeting, and in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten nor more than fifty days before the date of the meeting, either personally or by mail, by or at the direction of the president, the secretary, or the officer or person calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his address as it appears on the stock record books or similar records of the corporation, with postage thereon prepaid.

          2.05 Meetings Without Notice. Any meeting of the shareholders of the corporation at which all of the shareholders entitled to vote are present, either in person or by proxy, shall be a legal meeting of the shareholders without notice. The shareholders may transact any business at such meeting which may lawfully be transacted at any meeting of the shareholders regularly called and notified.

          2.06 Voting of Shares. Each outstanding share, entitled to vote, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders. A shareholder may vote either in person or by proxy appointed in writing by the shareholder, or by his duly authorized attorney-in-fact. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

          2.07 Quorum. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at the meeting of shareholders. If a quorum is not present at a meeting, the majority present in person or by proxy may adjourn from time to time, without notice other than by announcement at the meeting, until the holders of the amount of shares requisite to constitute a quorum shall attend. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

          2.08 Conduct of Meetings. The Chairman of the Board, and in his absence, the Vice Chairman of the Board, and in his absence, the President, and in his absence, a Vice President in the order provided under Section 4.09, and in their absence, any director chosen by the directors present, in their absence, any shareholder entitled to vote chosen by the shareholders present shall call the meeting of the shareholders to order and shall act as chairman of the meeting, and the Secretary of the corporation shall act as secretary of all meetings of the shareholders, but, in the absence of the Secretary, the presiding officer may appoint any shareholder entitled to vote to act as secretary of the meeting.

          2.09 Fixing of Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders or shareholders entitled to receive payment of a dividend, the close of business on the date on which notice of the meeting is mailed or on the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting has been made as provided in this section, such determination shall be applied to any adjournment thereof.

                         ARTICLE III BOARD OF DIRECTORS

          3.01 General Powers and Number. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, the Board of Directors. The number of directors of the corporation shall be determined from time to time by the Board of Directors and shall be divided into three classes designated as Class I, Class II and Class III, respectively.

                  At the first annual meeting of shareholders, the Class I directors shall be elected, at the second annual meeting of shareholders the Class II directors shall be elected and at the third annual meeting of shareholders the Class III directors shall be elected. Each director shall be elected for a term to expire at the third annual meeting of shareholders after his or her election, and until their successors are elected and qualify.

                  A director may resign at any time by delivering written notice which complies with the Wisconsin Business Corporation Law to the Board of Directors, to the Chairman of the Board of Directors or to the corporation. A director's resignation is effective when the notice is delivered unless the notice specifies a later effective date.

                  From time to time, the Board of Directors may elect one or more former or retiring directors as Directors Emeritus of the corporation. Directors Emeritus shall be invited to attend and participate in all meetings of the Board of Directors (and shall be provided with all information and documents provided to directors generally) but shall not have a vote on any matter before the Board of Directors and shall not be counted in determining the presence of a quorum at any meeting of the Board of Directors. Each Director Emeritus of the corporation shall be deemed a "Director" for purposes of Article VIII of these bylaws and shall be entitled to such compensation as may be determined by the Board of Directors.

          3.02 Qualifications. Directors need not be residents of the State of Wisconsin or shareholders of the corporation. No other restrictions, limitations or qualifications may be imposed on individuals for service as a director.

          3.03 Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this bylaw immediately after the annual meeting of shareholders and each adjourned session thereof. The place of such regular meeting shall be the same as the place of the meeting of shareholders which precedes it, or such other suitable place as may be communicated to the directors at or prior to such meeting of shareholders. To the extent practicable, the date, time and place, either within or without the State of Wisconsin, for the holding of additional regular meetings of the Board of Directors shall be communicated amongst and generally agreed upon by the directors at any meeting of the Board of Directors.

          3.04 Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President or any two directors. The President or Secretary may fix any place, either within or without the State of Wisconsin, as the place for holding any special meeting of the Board of Directors, and if no other place is fixed the place of the meeting shall be the principal business office of the corporation in the State of Wisconsin.

          3.05 Notice; Waiver. Notice of each special meeting of the Board of Directors shall be given by written notice delivered or communicated in person, by telegraph, teletype, facsimile or other form of wire or wireless communication, or by mail or private carrier, to each director at his business address or at such other address as such director shall have designated in writing filed with the Secretary, in each case not less than twenty-four hours prior to the meeting. The notice need not prescribe the purpose of the special meeting of the Board of Directors or the business to be transacted at such meeting. If mailed, such notice shall be deemed to be effective when deposited in the United States mail so addressed, with postage thereon prepaid. If notice is given by telegram, such notice shall be deemed to be effective when the telegram is delivered to the telegraph company. If notice is given by private carrier, such notice shall be deemed to be effective when delivered to the private carrier. Whenever any notice whatever is required to be given to any director of the corporation under the articles of incorporation or these bylaws or any provision of the Wisconsin Business Corporation Law, a waiver thereof in writing, signed at any time, whether before or after the date and time of meeting, by the director entitled to such notice shall be deemed equivalent to the giving of such notice. The corporation shall retain any such waiver as part of the permanent corporate records. A director's attendance at or participation in a meeting waives any required notice to him or her of the meeting unless the director at the beginning of the meeting or promptly upon his or her arrival objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

          3.06 Quorum. Except as otherwise provided by the Wisconsin Business Corporation Law or by the articles of incorporation or these bylaws, a majority of the number of directors specified in Section 3.01 of these bylaws shall constitute a quorum for the transaction of business at any meeting of the Board of Directors. Except as otherwise provided by the Wisconsin Business Corporation Law or by the articles of incorporation or by these bylaws, a quorum of any committee of the Board of Directors created pursuant to Section 3.12 hereof shall consist of a majority of the number of directors appointed to serve on the committee. A majority of the directors present (though less than such quorum) may adjourn any meeting of the Board of Directors or any committee thereof, as the case may be, from time to time without further notice.

          3.07 Manner of Acting. The affirmative vote of a majority of the directors present at a meeting of the Board of Directors or a committee thereof at which a quorum is present shall be the act of the Board of Directors or such committee, as the case may be, unless the Wisconsin Business Corporation Law, the articles of incorporation or these bylaws require the vote of a greater number of directors.

          3.08 Conduct of Meetings. The Chairman of the Board, and in his absence, the Vice Chairman of the Board, and in his absence, the President, and in his absence, a Vice President in the order provided under Section 4.09, and in their absence, any director chosen by the directors present, shall call meetings of the Board of Directors to order and shall act as chairman of the meeting. The Secretary of the corporation shall act as secretary of all meetings of the Board of Directors but in the absence of the Secretary, the presiding officer may appoint any other person present to act as secretary of the meeting. Minutes of any regular or special meeting of the Board of Directors shall be prepared and distributed to each director.

          3.09 Vacancies. Except as provided below, any vacancy occurring in the Board of Directors, including a vacancy resulting from an increase in the number of directors, may be filled by any of the following: (a) the shareholders; (b) the Board of Directors; or (c) if the directors remaining in office constitute fewer than a quorum of the Board of Directors, the directors, by the affirmative vote of a majority of all directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the holders of shares of that voting group may vote to fill the vacancy if it is filled by the shareholders, and only the remaining directors elected by that voting group may vote to fill the vacancy if it is filled by the directors. A vacancy that will occur at a specific later date, because of a resignation effective at a later date or otherwise, may be filled before the vacancy occurs, but the new director may not take office until the vacancy occurs. Any vacancy resulting from a director's death, resignation, removal, disqualification or otherwise shall be filled for the unexpired portion of such director's term.

          3.10 Compensation. The Board of Directors, irrespective of any personal interest of any of its members, may establish reasonable compensation of all directors for services to the corporation as directors, officers or otherwise, or may delegate such authority to an appropriate committee. The Board of Directors also shall have authority to provide for or delegate authority to an appropriate committee to provide for reasonable pensions, disability or death benefits, and other benefits or payments, to directors, officers and employees and to their estates, families, dependents or beneficiaries on account of prior services rendered by such directors, officers and employees to the corporation.

          3.11 Presumption of Assent. A director who is present and is announced as present at a meeting of the Board of Directors or any committee thereof created in accordance with Section 3.12 hereof, when corporate action is taken, assents to the action taken unless any of the following occurs: (a) the director objects at the beginning of the meeting or promptly upon his or her arrival to holding the meeting or transacting business at the meeting; (b) the director's dissent or abstention from the action taken is entered in the minutes of the meeting; or (c) the director delivers written notice that complies with the Wisconsin Business Corporation Law of his or her dissent or abstention to the presiding officer of the meeting before its adjournment or to the corporation immediately after adjournment of the meeting. Such right of dissent or abstention shall not apply to a director who votes in favor of the action taken.

          3.12 Committees. The Board of Directors, by resolution adopted by the affirmative vote of a majority of all of the directors then in office, may create one or more committees, appoint members of the Board of Directors to serve on the committees and designate other members of the Board of Directors to serve as alternates. Each committee shall have two or more members who shall, unless otherwise provided by the Board of Directors, serve at the pleasure of the Board of Directors. A committee may be authorized to exercise the authority of the Board of Directors, except that a committee may not do any of the following: (a) authorize distributions; (b) approve or propose to shareholders action that the Wisconsin Business Corporation Law requires to be approved by shareholders; (c) fill vacancies on the Board of Directors or, unless the Board of Directors provides by resolution that vacancies on a committee shall be filled by the affirmative vote of the remaining committee members, on any Board committee; (d) amend the corporation's articles of incorporation; (e) adopt, amend or repeal bylaws; (f) approve a plan of merger not requiring shareholder approval; (g) authorize or approve reacquisition of shares, except according to a formula or method prescribed by the Board of Directors; and (h) authorize or approve the issuance or sale or contract for sale of shares, or determine the designation and relative rights, preferences and limitations of a class or series of shares, except that the Board of Directors may authorize a committee to do so within limits prescribed by the Board of Directors. Unless otherwise provided by the Board of Directors in creating the committee, a committee may employ counsel, accountants and other consultants to assist it in the exercise of its authority.

          3.13 Telephonic Meetings. Except as herein provided and notwithstanding any place set forth in the notice of the meeting or these bylaws, members of the Board of Directors (and any committees thereof created pursuant to Section 3.12 hereof) may participate in regular or special meetings by, or through the use of, any means of communication by which all participants may simultaneously hear each other, such as by conference telephone. If a meeting is conducted by such means, then at the commencement of such meeting the presiding officer shall inform the participating directors that a meeting is taking place at which official business may be transacted. Any participant in a meeting by such means shall be deemed present in person at such meeting. If action is to be taken at any meeting held by such means on any of the following:
(a) a plan of merger or share exchange; (b) a sale, lease, exchange or other disposition of substantial property or assets of the corporation; (c) a voluntary dissolution or the revocation of voluntary dissolution proceedings; or
(d) a filing for bankruptcy, then the identity of each director participating in such meeting must be verified by the disclosure at such meeting by each such director of each such director's social security number to the secretary of the meeting before a vote may be taken on any of the foregoing matters. For purposes of the preceding clause (b), the phrase "sale, lease, exchange or other disposition of substantial property or assets" shall mean any sale, lease, exchange or other disposition of property or assets of the corporation having a net book value equal to 20% or more of the net book value of the total assets of the corporation on and as of the close of the fiscal year last ended prior to the date of such meeting and as to which financial statements of the corporation have been prepared. Notwithstanding the foregoing, no action may be taken at any meeting held by such means on any particular matter which the presiding officer determines, in his or her sole discretion, to be inappropriate under the circumstances for action at a meeting held by such means. Such determination shall be made and announced in advance of such meeting.

          3.14 Action without Meeting. Any action required or permitted by the Wisconsin Business Corporation Law to be taken at a meeting of the Board of Directors or a committee thereof created pursuant to Section 3.12 hereof may be taken without a meeting if the action is taken by all members of the Board or of the committee. The action shall be evidenced by one or more written consents describing the action taken, signed by each director or committee member and retained by the corporation. Such action shall be effective when the last director or committee member signs the consent, unless the consent specifies a different effective date.

                              ARTICLE IV OFFICERS

          4.01 Number. The principal officers of the corporation shall be a Chairman of the Board, a Vice Chairman of the Board, a President, the number of Vice Presidents as authorized from time to time by the Board of Directors, a Secretary, and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. The Board of Directors may also authorize any duly authorized officer to appoint one or more officers or assistant officers. Any two or more offices may be held by the same person.

          4.02 Election and Term of Office. The officers of the corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as is practicable. Each officer shall hold office until his or her successor shall have been duly elected or until his or her prior death, resignation or removal.

          4.03 Removal. The Board of Directors may remove any officer and, unless restricted by the Board of Directors or these bylaws, an officer may remove any officer or assistant officer appointed by that officer, at any time, with or without cause and notwithstanding the contract rights, if any, of the officer removed. The election or appointment of an officer does not of itself create contract rights.

          4.04 Resignation. An officer may resign at any time by delivering notice to the corporation that complies with the Wisconsin Business Corporation Law. The resignation shall be effective when the notice is delivered, unless the notice specifies a later effective date and the corporation accepts the later effective date.

          4.05 Vacancies. A vacancy in any principal office because of death, resignation, removal, disqualification or otherwise, shall be filled by the Board of Directors for the unexpired portion of the term. If a resignation of an officer is effective at a later date as contemplated by Section 4.04 hereof, the Board of Directors may fill the pending vacancy before the effective date if the Board provides that the successor may not take office until the effective date.

          4.06 Chairman of the Board. The Chairman of the Board shall preside when present at all meetings of directors and shareholders. He shall also perform all such other functions and duties as may be assigned to him by the Board of Directors. He shall also have authority to sign documents and instruments in the absence of the President.

          4.07 Vice Chairman of the Board. The Vice Chairman of the Board shall, when present and when the Chairman of the Board is not present, preside at all meetings of the directors and shareholders. The Vice Chairman shall also perform all other functions and duties as may be assigned to him by the Board of Directors or the Chairman of the Board.

          4.08 President. The President shall be the principal executive officer of the corporation and, subject to the direction of the Board of Directors, shall in general supervise and control all of the business and affairs of the corporation. In the absence of the Chairman and the Vice Chairman, the President shall, when present, preside at all meetings of the directors and shareholders. He shall have authority, subject to such rules as may be prescribed by the Board of Directors, to appoint such agents and employees of the corporation as he shall deem necessary, to prescribe their powers, duties and compensation, and to delegate authority to them. Such agents and employees shall hold office at the discretion of the President. He shall have authority to sign, execute and acknowledge, on behalf of the corporation, all deeds, mortgages, bonds, stock certificates, contracts, leases, reports and all other documents or instruments necessary or proper to be executed in the course of the corporation's regular business, or which shall be authorized by resolution of the Board of Directors; and, except as otherwise provided by law or the Board of Directors, he may authorize any Vice President or other officer or agent of the corporation to sign, execute and acknowledge such documents or instruments in his place and stead. In general, he shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

          4.09 The Vice Presidents. In the absence of the President or in the event of the President's death, inability or refusal to act, or in the event for any reason it shall be impracticable for the President to act personally, the Vice President (or, in the event there be more than one Vice President, the Executive Vice President, or in his absence the Vice Presidents in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice President may sign, with the Secretary or Assistant Secretary, certificates for shares of the corporation; and shall perform such other duties and have such authority as from time to time may be delegated or assigned to him or her by the President or by the Board of Directors. The execution of any instrument of the corporation by any Vice President shall be conclusive evidence, as to third parties, of his or her authority to act in the stead of the President.

          4.10 The Secretary. The Secretary shall: (a) keep minutes of the meetings of the shareholders and of the Board of Directors (and of committees thereof) in one or more books provided for that purpose (including records of actions taken by the shareholders or the Board of Directors (or committees thereof) without a meeting); (b) see that all notices are duly given in accordance with the provisions of these bylaws or as required by the Wisconsin Business Corporation Law; (c) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (d) maintain a record of the shareholders of the corporation, in a form that permits preparation of a list of the names and addresses of all shareholders, by class or series of shares and showing the number and class or series of shares held by each shareholder; (e) sign with the President, or a Vice President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the corporation; and (g) in general perform all duties incident to the office of Secretary and have such other duties and exercise such authority as from time to time may be delegated or assigned by the President or by the Board of Directors.

          4.11 The Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) maintain appropriate accounting records; (c) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositaries as shall be selected in accordance with the provisions of Section 5.04; and (d) in general perform all of the duties incident to the office of Treasurer and have such other duties and exercise such other authority as from time to time may be delegated or assigned by the President or by the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board of Directors shall determine.

          4.12 Assistant Secretaries and Assistant Treasurers. There shall be such number of Assistant Secretaries and Assistant Treasurers as the Board of Directors or the President may from time to time authorize. The Assistant Secretaries may sign with the President or a Vice President certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine. The Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties and have such authority as shall from time to time be delegated or assigned to them by the Secretary or the Treasurer, respectively, or by the President or the Board of Directors.

          4.13 Other Assistants and Acting Officers. The Board of Directors and the President shall have the power to appoint, or to authorize any duly appointed officer of the corporation to appoint, any person to act as assistant to any officer, or as agent for the corporation in his or her stead, or to perform the duties of such officer whenever for any reason it is impracticable for such officer to act personally, and such assistant or acting officer or other agent so appointed by the Board of Directors or an authorized officer shall have the power to perform all the duties of the office to which he or she is so appointed to be an assistant, or as to which he or she is so appointed to act, except as such power may be otherwise defined or restricted by the Board of Directors, the President or the appointing officer.

                       ARTICLE V CONTRACTS, LOANS, CHECKS
                      AND DEPOSITS; SPECIAL CORPORATE ACTS

          5.01 Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute or deliver any instrument in the name of and on behalf of the corporation, and such authorization may be general or confined to specific instances. In the absence of other designation, all deeds, mortgages and instruments of assignment or pledge made by the corporation shall be executed in the name of the corporation by the President or one of the Vice Presidents and by the Secretary, an Assistant Secretary, the Treasurer or an Assistant Treasurer; the Secretary or an Assistant Secretary, when necessary or required, shall affix the corporate seal, if any, thereto; and when so executed no other party to such instrument or any third party shall be required to make any inquiry into the authority of the signing officer or officers.

          5.02 Loans. No indebtedness for borrowed money shall be contracted on behalf of the corporation and no evidences of such indebtedness shall be issued in its name unless authorized by or under the authority of a resolution of the Board of Directors. Such authorization may be general or confined to specific instances.

          5.03 Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by or under the authority of a resolution of the Board of Directors.

          5.04 Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositaries as may be selected by or under the authority of a resolution of the Board of Directors.

          5.05 Voting of Securities Owned by this Corporation. Subject always to the specific directions of the Board of Directors, (a) any shares or other securities issued by any other corporation and owned or controlled by this corporation may be voted at any meeting of security holders of such other corporation by the President of this corporation if he be present, or in his absence by any Vice President of this corporation who may be present, and (b) whenever, in the judgment of the President, or in his absence, of any Vice President, it is desirable for this corporation to execute a proxy or written consent in respect to any shares or other securities issued by any other corporation and owned by this corporation, such proxy or consent shall be executed in the name of this corporation by the President or one of the Vice Presidents of this corporation, without necessity of any authorization by the Board of Directors, affixation of corporate seal, if any, or countersignature or attestation by another officer. Any person or persons designated in the manner above stated as the proxy or proxies of this corporation shall have full right, power and authority to vote the shares or other securities issued by such other corporation and owned by this corporation the same as such shares or other securities might be voted by this corporation.

             ARTICLE VI CERTIFICATES FOR SHARES; TRANSFER OF SHARES

          6.01 Certificates for Shares. Certificates representing shares of the corporation shall be in such form, consistent with the Wisconsin Business Corporation Law, as shall be determined by the Board of Directors. Such certificates shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except as provided in Section 6.06.

          6.02 Facsimile Signatures and Seal. The seal of the corporation, if any, on any certificates for shares may be a facsimile. The signature of the President or Vice President and the Secretary or Assistant Secretary upon a certificate may be facsimiles if the certificate is manually signed on behalf of a transfer agent, or a registrar, other than the corporation itself or an employee of the corporation.

          6.03 Signature by Former Officers. The validity of a share certificate is not affected if a person who signed the certificate (either manually or in facsimile) no longer holds office when the certificate is issued.

          6.04 Transfer of Shares. Prior to due presentment of a certificate for shares for registration of transfer the corporation may treat the registered owner of such shares as the person exclusively entitled to vote, to receive notifications and otherwise to have and exercise all the rights and power of an owner. Where a certificate for shares is presented to the corporation with a request to register for transfer, the corporation shall not be liable to the owner or any other person suffering loss as a result of such registration of transfer if (a) there were on or with the certificate the necessary endorsements, and

(b) the corporation had no duty to inquire into adverse claims or has discharged any such duty. The corporation may require reasonable assurance that such endorsements are genuine and effective and compliance with such other regulations as may be prescribed by or under the authority of the Board of Directors.

          6.05 Restrictions on Transfer. The face or reverse side of each certificate representing shares shall bear a conspicuous notation of any restriction imposed by the corporation upon the transfer of such shares.

          6.06 Lost, Destroyed or Stolen Certificates. Where the owner claims that certificates for shares have been lost, destroyed or wrongfully taken, a new certificate shall be issued in place thereof if the owner (a) so requests before the corporation has notice that such shares have been acquired by a bona fide purchaser, (b) files with the corporation a sufficient indemnity bond if required by the Board of Directors or any principal officer, and (c) satisfies such other reasonable requirements as may be prescribed by or under the authority of the Board of Directors.

          6.07 Consideration for Shares. The Board of Directors may authorize shares to be issued for consideration consisting of any tangible or intangible property or benefit to the corporation, including cash, promissory notes, services performed, contracts for services to be performed or other securities of the corporation. Before the corporation issues shares, the Board of Directors shall determine that the consideration received or to be received for the shares to be issued is adequate. The determination of the Board of Directors is conclusive insofar as the adequacy of consideration for the issuance of shares relates to whether the shares are validly issued, fully paid and nonassessable. The corporation may place in escrow shares issued in whole or in part for a contract for future services or benefits, a promissory note, or otherwise for property to be issued in the future, or make other arrangements to restrict the transfer of the shares, and may credit distributions in respect of the shares against their purchase price, until the services are performed, the benefits or property are received or the promissory note is paid. If the services are not performed, the benefits or property are not received or the promissory note is not paid, the corporation may cancel, in whole or in part, the shares escrowed or restricted and the distributions credited.

          6.08 Stock Regulations. The Board of Directors shall have the power and authority to make all such further rules and regulations not inconsistent with law as it may deem expedient concerning the issue, transfer and registration of shares of the corporation.

                                ARTICLE VII SEAL

          7.02 The Board of Directors may provide for a corporate seal for the corporation.

                          ARTICLE VIII INDEMNIFICATION

          8.01 Provision of Indemnification. The corporation shall, to the fullest extent permitted or required by Sections 180.0850 to 180.0859, inclusive, of the Wisconsin Business Corporation Law, including any amendments thereto (but in the case of any such amendment, only to the extent such amendment permits or requires the corporation to provide broader indemnification rights than prior to such amendment), indemnify its Directors and Officers against any and all Liabilities, and advance any and all reasonable Expenses, incurred thereby in any Proceeding to which any such Director or Officer is a Party because he or she is or was a Director or Officer of the corporation. The corporation shall also indemnify an employee who is not a Director or Officer, to the extent that the employee has been successful on the merits or otherwise in defense of a Proceeding, for all Expenses incurred in the Proceeding if the employee was a Party because he or she is or was an employee of the corporation. The rights to indemnification granted hereunder shall not be deemed exclusive of any other rights to indemnification against Liabilities or the advancement of Expenses which a Director, Officer or employee may be entitled under any written agreement, Board resolution, vote of shareholders, the Wisconsin Business Corporation Law or otherwise. The corporation may, but shall not be required to, supplement the foregoing rights to indemnification against Liabilities and advancement of Expenses under this Section 8.01 by the purchase of insurance on behalf of any one or more of such Directors, Officers or employees, whether or not the corporation would be obligated to indemnify or advance Expenses to such Director, Officer or employee under this Section 8.01. All capitalized terms used in this Article VIII and not otherwise defined herein shall have the meaning set forth in Section 180.0850 of the Wisconsin Business Corporation Law.

                             ARTICLE IX AMENDMENTS

          9.01 By Shareholders. These bylaws may be amended or repealed and new bylaws may be adopted by the shareholders at any annual or special meeting of the shareholders at which a quorum is in attendance.

          9.02 By Directors. Except as otherwise provided by the Wisconsin Business Corporation Law, the articles of incorporation or these bylaws, these bylaws may also be amended or repealed and new bylaws may be adopted by the Board of Directors provided, however, that the shareholders in adopting, amending or repealing a particular bylaw may provide therein that the Board of Directors may not amend, repeal or readopt that bylaw and provided, further, that the Board of Directors shall have no power to amend or repeal any provisions of Article II.

          9.03 Implied Amendments. Any action taken or authorized by the shareholders or by the Board of Directors which would be inconsistent with the bylaws then in effect but which is taken or authorized by affirmative vote of not less than the number of shares or the number of directors required to amend the bylaws so that the bylaws would be consistent with such action shall be given the same effect as though the bylaws had been temporarily amended or suspended so far, but only so far, as is necessary to permit the specific action so taken or authorized.

                        ARTICLE X SHAREHOLDER PROPOSALS

          10.01 Annual Meetings.

          (a) Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the shareholders may be made at an annual meeting of shareholders by any shareholder of the corporation who (i) is a shareholder of record at the time of giving of notice provided for in this Section 10.01, (ii) is entitled to vote at the meeting, and (iii) complies with the notice procedures set forth in this Section 10.01.

          (b) For nominations or other business to be properly brought before an annual meeting of shareholders by a shareholder, such shareholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a shareholder's notice shall be received by the Secretary of the corporation at the principal offices of the corporation not later than the earlier of (i) the date 45 days prior to the first anniversary (the "Anniversary Date") of the date set forth, in the corporation's proxy statement for the last annual meeting of shareholders held by the corporation, as the date on which the corporation first mailed definitive proxy materials for such annual meeting of shareholders and (ii) the later of (x) the date 70 days prior to the annual meeting of shareholders before which the shareholder providing notice desires to bring the business set forth in the notice and (y) the date 10 days following the day on which public announcement of the date of such meeting is first made. Such shareholder's notice shall be signed by the shareholder of record who intends to make the nomination or introduce the other business (or his duly authorized proxy or other representative), shall bear the date of signature of such shareholder (or proxy or other representative) and shall set forth: (A) the name and address, as they appear on the corporation's books, of such shareholder and the beneficial owner or owners, if any, on whose behalf the nomination or other proposal is made; (B) the class and number of shares of the corporation that are beneficially owned by such shareholder or beneficial owner or owners; (C) a representation that such shareholder is a holder of record of shares of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to make the nomination or introduce the other business specified in the notice; (D) in the case of any proposed nomination for election or re-election as a director, (i) the name and residential address of the person or persons to be nominated, (ii) a description of all arrangements or understandings between such shareholder or beneficial owner or owners and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination is to be made by such shareholder, (iii) such other information regarding each nominee proposed by such shareholder as would be required to be disclosed in solicitations of proxies for elections of directors, or would be otherwise required to be disclosed, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 (the "Exchange Act"), including any information that would be required to be included in a proxy statement filed pursuant to Regulation 14A had the nominee been nominated by the Board of Directors and (iv) the written consent of each nominee to be named in a proxy statement and to serve as a director of the corporation if so elected; and (E) in the case of any other business that such shareholder proposes to bring before the meeting, (i) a brief description of the business desired to be brought before the meeting and, if such business includes a proposal to amend these bylaws, the language of the proposed amendment, (ii) such shareholder's and beneficial owner's or owners' reasons for conducting such business at the meeting and (iii) any material interest in such business of such shareholder and beneficial owner or owners.

          (c) Notwithstanding the foregoing provisions of this Section 10.01 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least 45 days prior to the Anniversary Date, a shareholder's notice required by this Section 10.01 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary at the principal offices of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation.

          10.02 Special Meetings.

          (a) Only such business shall be conducted at a special meeting of the shareholders of the corporation as is described in the notice of such meeting sent to shareholders in accordance with Section 2.04 of these bylaws.

          (b) Nominations of persons for election to the Board of Directors at a special meeting of shareholders at which directors are to be elected may be made a shareholder only if such shareholder (i) is a shareholder of record at the time of giving of notice of such meeting, (ii) is entitled to vote at the meeting, and (iii) complies with the notice procedures set forth in this Section 10.02.

          (c) Any shareholder desiring to nominate persons for election to the Board of Directors at such a special meeting shall cause a written notice to be received by the Secretary of the corporation at the principal offices of the corporation not earlier than ninety days prior to such special meeting and not later than the close of business on the later of (x) the date 60 days prior to such special meeting and (y) the date 10 days following the day on which public announcement is first made of the date of such special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. Such written notice shall be signed by the shareholder of record who intends to make the nomination (or his duly authorized proxy or other representative), shall bear the date of signature of such shareholder (or proxy or other representative) and shall set forth: (i) the name and address, as they appear on the corporation's books, of such shareholder and the beneficial owner or owners, if any, on whose behalf the nomination is made; (ii) the class and number of shares of the corporation which are beneficially owned by such shareholder or beneficial owner or owners; (iii) a representation that such shareholder is a holder of record of shares of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to make the nomination specified in the notice; (iv) the name and residence address of the person or persons to be nominated; (v) a description of all arrangements or understandings between such shareholder or beneficial owner or owners and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination is to be made by such shareholder; (vi) such other information regarding each nominee proposed by such shareholder as would be required to be disclosed in solicitations of proxies for elections of directors, or would be otherwise required to be disclosed, in each case pursuant to Regulation 14A under the Exchange Act, including any information that would be required to be included in a proxy statement filed pursuant to Regulation 14A had the nominee been nominated by the Board of Directors; and (vii) the written consent of each nominee to be named in a proxy statement and to serve as a director of the corporation if so elected.

          10.03 General.

          (a) Only persons who are nominated by or at the direction of the Board of Directors or nominated by shareholders of the corporation in compliance with the procedures set forth in this Article X shall be eligible to serve as directors. Only such business shall be conducted at an annual meeting or special meeting of shareholders as shall have been brought before such meeting by or at the direction of the Board of Directors or by a shareholder in compliance with the procedures set forth in this Article X. The chairman of any meeting of shareholders shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this Article X and, if any proposed nomination or business is not in compliance with this Article X, to declare that such defective proposal shall be disregarded.

          (b) For purposes of this Article X, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

          (c) In addition to complying with the foregoing provisions of this
Article X, a shareholder shall comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Article X. Nothing in this Article X shall be deemed to limit the corporation's obligation to include shareholder proposals in its proxy statement if such inclusion is required by Rule 14a-8 under the Exchange Act.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers

     Under the Bylaws of Schultz Holding and the Wisconsin Business Corporation Law ("WBCL"), directors and officers of Schultz Holding are entitled to mandatory indemnification from Schultz Holding against certain liabilities and expenses (a) to the extent such officers or directors are successful in the defense of a proceeding, and (b) in proceedings in which the director or officer is not successful in the defense thereof, unless it is determined the director or officer breached or failed to perform such person's duties to Schultz Holding and such breach or failure constituted: (i) a willful failure to deal fairly with Schultz Holding or its shareholders in connection with a matter in which the director or officer had a material conflict of interest; (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct. The WBCL specifically states that it is the public policy of Wisconsin to require or permit indemnification, allowance of expenses and insurance in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above.

     Under the WBCL, unless the Articles of Incorporation provide otherwise, directors and officers of Schultz Holding are not subject to personal liability to Schultz Holding, it shareholders, or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status as directors or officers, unless the person asserting liability proves that the breach or failure constituted: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director had a material conflict of interest, (ii) a violation of criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful, or (iii) a transaction from which the director derived an improper personal profit, or (iv) willful misconduct. The Articles of Incorporation do not limit a director's immunity provided by the WBCL. As a result of such provisions, shareholders may be unable to recover monetary damages against directors or officers for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equity relief with respect to such actions. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against the challenged conduct.

Item 21.  Exhibits and Financial Statement Schedules

(a)  Exhibits.

     The exhibits listed in the accompanying Exhibit Index are filed (except where otherwise indicated) as part of this Registration Statement. The cautionary language regarding forward-looking statements set forth in the Proxy Statement/Prospectus is applicable to forward-looking statements contained in the exhibits filed herewith or incorporated by reference herein.

(b)  Financial Statement Schedules.
                                                                Page Reference:

     Report of Independent Public Accountants                           II-5

     Schedule VIII - Valuation and Qualifying Accounts and Reserves     II-6

         All other schedules have been omitted as not required or not applicable, or the information required to be shown thereon is included in the financial statements and related notes.

(c)  Opinions.

     Opinions of Foley & Lardner are attached as Exhibits 5.1 and 8.1 to this Registration Statement.

Item 22. Undertakings.

     The undersigned registrant hereby undertakes as follows:

     (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that sentences (a)(i) and (a)(ii) above do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

     (d) Prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form;

     (e) Every prospectus: (i) that is filed pursuant to paragraph (a) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (f) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

     (g) To provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     (h) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form S-4 under the Securities Act of 1933, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means, including information contained in documents filed after the effective date of the registration statement through the date of responding to such request; and

     (i) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sheboygan, State of Wisconsin, on April 2, 2001.


                                       FRESH BRANDS, INC.


                                       By:  /s/ Elwood F. Winn
                                       Elwood F. Winn, President, Sole Director
                                         and Chief Executive Officer

                                       By:  /s/ Armand C. Go
                                       Armand C. Go
                                       Vice President and Secretary (Principal
                                       Financial Officer and Principal
                                       Accounting Officer)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS







     We have audited in accordance with generally accepted auditing standards the financial statements included in Schultz Sav-O Stores, Inc.'s annual report to shareholders incorporated by reference in this Form 10-K, and have issued our report thereon dated February 8, 2001. Our audit was made for the purpose of forming an opinion on those statements taken as a whole. The schedule listed in the index to financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP
ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin
February 8, 2001.

                           SCHULTZ SAV-O STORES, INC.

          SCHEDULE VIII--VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

                    FOR THE FISCAL YEARS 2000, 1999 AND 1998


Allowance for Doubtful Accounts--
  Changes in the allowance for doubtful accounts are summarized as follows:


                                                 2000                      1999                      1998
                                         ---------------------     ---------------------      --------------------
Balance, beginning of year                    $4,300,000                $4,300,000                 $3,950,000
Provision charged to earnings                    166,000                   820,000                    350,000
Writeoffs, net                                 (616,000)                 (820,000)
                                             -----------               ----------
                                                                                                           --
Balance, end of year                          $3,850,000                $4,300,000                 $4,300,000
                                              ==========                ==========                 ==========

                                  EXHIBIT INDEX

  Exhibit Number                    Document Description

          2.1 Agreement and Plan of Share Exchange, dated February 22, 2001, by and among Schultz Sav-O Stores, Inc. and Schultz Holding Company, Inc. (Included as Appendix C to the proxy statement and prospectus)

          3.1 Articles of Incorporation of Registrant (Included as Appendix D to the proxy statement and prospectus)

          3.2 Bylaws of Registrant (Included as Appendix E to the proxy statement and prospectus)

          5.1 Opinion of Foley & Lardner re: legality of shares of Fresh Brands to be issued in the exchange (filed herewith)

          8.1       Opinion of Foley & Lardner re: tax matters (filed herewith)

          10.1 Master Franchise Agreement, dated April 23, 1982, between Commodores Point Terminal Corporation and Piggly Wiggly Corporation. Incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K for Schultz Sav-O Stores, Inc. for the year ended January 1, 1982.

          10.2 Agreement, dated August 1, 1982, between Schultz Sav-O Stores and Commodores Point Terminal Corporation. Incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K for Schultz Sav-O Stores, Inc. for the year ended January 1, 1982.

          10.3 Amendment to Master Franchise Agreement, dated October 15, 1982, between Schultz Sav-O Stores and Piggly Wiggly Corporation. Incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K for Schultz Sav-O Stores, Inc. for the year ended January 1, 1982.

          10.4 Amendment No. 2 to Piggly Wiggly Master Franchise Agreement, dated June 3, 1998, between Schultz Sav-O Stores and Piggly Wiggly Corporation. Incorporated by reference to Exhibit
                    10.2 to the Quarterly Report on Form 10-Q for Schultz Sav-O Stores, Inc. for the period ended April 25, 1998.

          10.5 Form of Director/Officer Indemnity Agreement. Incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K for Schultz Sav-O Stores, Inc. for the year ended January 2, 1988.

          10.6 Form of Key Executive Employment and Severance Agreement, dated as of October 19, 1990, between Schultz Sav-O Stores and Michael R. Houser and dated as of January 31, 1997, between Schultz Sav-O Stores and William K. Jacobson. Incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K for Schultz Sav-O Stores, Inc. for the year ended December 29, 1990.

          10.7 Form of amendment to Key Executive Employment and Severance Agreement between Schultz Sav-O Stores and each of Michael
                    R. Houser and William K. Jacobson. Incorporated by reference to Exhibit 10.13 to the Quarterly Report on Form 10-Q for Schultz Sav-O Stores, Inc. for the period ended July 18, 1998.

          10.8 Form of Key Executive Employment and Severance Agreement, dated as of May 10, 2000 between Schultz Sav-O Stores and Elwood F. Winn and dated as of February 23, 2001 between Schultz Sav-O Stores and each of Armand C. Go and Thomas J. Timler. The only substantive

  Exhibit Number                    Document Description

                    differences between the Key Executive Employment and Severance Agreements between Messrs. Winn, Go and Timler is that Mr. Winn's agreement provides that, following a "change of control" of the company (as defined in the severance agreements), Mr. Winn will be employed in the same position for three years (or, if his services are not retained, he will continue to receive the salary and certain other benefits he received immediately prior to the change of control for a period of three years) and the agreements signed by Messrs. Go and Timler contain similar provisions covering a two-year period after a change of control. Incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K for Schultz Sav-O Stores, Inc. for the year ended December 30, 2000.

          10.9 Membership and Licensing Agreement dated August 1, 1973 by and between Topco Associates, Inc. (Cooperative) and Schultz Sav-O Stores. Incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K for Schultz Sav-O Stores, Inc. for the year ended December 30, 1996.

          10.10 Articles of Incorporation of Topco Associates, Inc. (Cooperative). Incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K for Schultz Sav-O Stores, Inc. for the year ended December 31, 1988.

          10.11 Bylaws of Topco Associates, Inc. (Cooperative), as amended through June 7, 1996. Incorporated by reference to Exhibit
                    10.8 to the Annual Report on Form 10-K for Schultz Sav-O Stores, Inc. for the year ended December 30, 1996.

          10.12 1990 Stock Option Plan, as amended and restated as of October 15, 1998. Incorporated by reference to Exhibit 10.16 to the Quarterly Report on Form 10-Q for Schultz Sav-O Stores, Inc. for the period ended October 10, 1998.

          10.13 1995 Equity Incentive Plan, as amended and restated as of December 14, 2000 (subject to shareholder approval). Incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K for Schultz Sav-O Stores, Inc. for the year ended December 30, 2000.

          10.14 Form of Nonqualified Stock Option Agreement under 1995 Equity Incentive Plan. Incorporated by reference to Exhibit
                    10.13 to the Annual Report on Form 10-K for Schultz Sav-O Stores, Inc. for the year ended January 2, 1999.

          10.15 Schultz Sav-O Stores, Inc. Executive Benefit Restoration Plan. Incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K for Schultz Sav-O Stores, Inc. for the year ended December 31, 1994.

          10.16 Schultz Sav-O Stores, Inc. Officer Annual Incentive Plan, as amended and restated as of February 12, 2001. Incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K for Schultz Sav-O Stores, Inc. for the year ended December 30, 2000.

          10.17 Loan Agreement, dated as of December 3, 1992, among Schultz Sav-O Stores, M&I Marshall & Ilsley Bank and Firstar Bank (Milwaukee), as amended as of December 31, 1998. Incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K for Schultz Sav-O Stores, Inc. for the year ended January 2, 1999.

          10.18 Fifth Amendment (dated as of May 31, 2000) to Loan Agreement, dated as of December 3, 1992, among Schultz Sav-O Stores, Inc., M&I Marshall & Ilsley Bank and Firstar Bank (Milwaukee).

  Exhibit Number                    Document Description

                    Incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K for Schultz Sav-O Stores, Inc. for the year ended December 30, 2000.

          10.19 2001 Nonemployee Director Stock Option Plan, as adopted by the Board of Directors (subject to shareholder approval) as of December 14, 2000. Attached as Appendix B to the proxy statement and prospectus.

          10.20 Form of Nonqualified Stock Option Agreement under 2001 Nonemployee Director Stock Option Plan. Incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K for Schultz Sav-O Stores, Inc. for the year ended December 30, 2000.

          11        Statement regarding computation of per share earnings (see
                    Note 10 of Notes to Consolidated Financial Statements in this proxy statement and prospectus).

          23.1 Consent of Arthur Andersen LLP, Schultz Sav-O Stores, Inc.'s independent accountants (filed herewith).

          99.1      Form of proxy (filed herewith).



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